ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS - MAY 8, 2025 AT 1:30 P.M.

______________

LOCATION:

1 Place Ville Marie, Suite 4000

Montréal, Québec, H3B 4M4

______________

OSISKO GOLD ROYALTIES LTD

Dear fellow Shareholders:

As an owner of Osisko Gold Royalties Ltd ("Osisko" or the "Corporation"), you are invited to join us at our 10th annual and special meeting of shareholders (the "meeting") to be held on May 8, 2025 at the offices of Lavery, de Billy L.L.P. located at 1 Place Ville Marie, Suite 4000, Montréal, Québec, H3B 4M4.

Osisko is a precious metals-focused, pure-play royalty and streaming company with peer-leading exposure to 'Tier 1' mining jurisdictions defined as Canada, the United States of America and Australia. Osisko additionally possesses a robust organic growth pipeline which is expected to deliver sustainable and increasing value to shareholders. The Corporation is now entering a key phase of organic growth between now and the end of the decade due to the maturation of its asset portfolio.  In addition, Osisko will also strive to be an exceptional capital allocator by deploying capital into new and accretive investment opportunities to further enhance its growth profile.

In 2024, the Corporation delivered record revenue per share and cash flow per share. Furthermore, Osisko continued on its path of business simplification by streamlining its focus on its core business objectives of portfolio management, and the acquisition of new royalty and streaming assets.

Driving Sustainable Value Creation for Shareholders

Over the past 12-15 months, our shareholders have benefited from Osisko's new leadership, its recent corporate governance improvements, simplified business model, as well as the Corporation's refreshed rigor with respect to a disciplined approach to capital allocation.  As a result, Osisko outperformed all its relevant peers, with its share price reaching all-time highs in both United States and Canadian dollars in 2024.

In mid-February 2025, Osisko provided an updated 5-year outlook of between 110,000 - 125,000 gold equivalent ounces ("GEOs") expected to be delivered in 2029, replacing the previous 5-year outlook (for 2028), which was released in February 2024.  The 2029 GEO production profile represents an expected growth in GEOs of 36% to 55% from what was realized in 2024.

In 2024, the Corporation continued to add high quality assets to its portfolio, with total capital committed and/or deployed over US$287.7 million across 3 new transactions:

  Execution of a definitive agreement by Osisko Bermuda Limited, a wholly-owned subsidiary of the Corporation, for a 6% gold stream (until 225,000 ounces are delivered, and then 3.6% thereafter) on SolGold plc's Cascabel copper-gold development project in Ecuador for a total of US$225.0 million, payable in installments upon the achievement of certain milestones;

  Acquisition of a 1.8% gross revenue royalty ("GRR") from Tembo Capital Mining Fund II on Spartan Resources Limited's Dalgaranga Gold project in Western Australia and a 1.35% GRR on additional regional exploration licenses in proximity to Dalgaranga from Tembo for combined consideration of US$50.0 million; and,

  Amendment to the Gibraltar silver stream, increasing Osisko's attributable silver percentage by 12.5% to 100% and extending the step-down delivery threshold to 6.8 million ounces of silver delivered for consideration of US$12.7 million.

A Strong Board of Directors Committed to Continuous Improvement

Osisko is guided by the belief that decision making should be led by independent directors, bringing expertise to the issues at hand, with professional management sourcing and analysing opportunities for investment and stewardship.  The success of this approach is reflected in the Corporation's performance and the principles that underpin the composition of its Board of Directors. Some key highlights include:

- Board renewal - Osisko continued to renew its Board, with over 66% of the Board refreshed over the past 3 years, including two (2) new independent directors in 2024, Ms. Wendy Louie and Mr. David Smith;

- Expertise - Seasoned experts in mining, investments, mergers and acquisitions, audit and risk, environmental, social and governance ("ESG") and government relations ably represent investor interests by leveraging a wide-range of experience and expertise to effectively guide the Corporation;

- Diversity - 44% of the members of the Board of Directors identify as female and 11% of the members are of racial or ethnic diversity; and

- Equity plans - For 2025, the Corporation has ceased the granting of Options. Thus, the number of Common Shares issuable under the Corporation's equity plans has been reduced from rolling 4.1% to 1.6% of the issued and outstanding Common Shares.

Furthermore, other than the appointments of Ms. Louie and Mr. Smith as independent directors of the Corporation, the Hon. John Baird and Mr. Rob Krcmarov resigned from the Board in January and October 2024, respectively, to pursue other opportunities.  Ms. Joanne Ferstman, who has been a Director since the beginning of the Corporation, has decided not to stand for re-election at this meeting.  The members of the Board of Directors would like to express their gratitude to Ms. Ferstman, the Hon. John Baird and Mr. Krcmarov for their valuable contributions and unwavering guidance through the years.

Responsible Mining is Maximizing the Long-Term Value of Business

Responsible mining is a central part of our vision and essential to maximizing the long-term value of our business.  As a royalty and streaming company, Osisko invests in precious metal assets that meet rigorous criteria, which include ESG factors.  The Corporation is working to benefit shareholders and all stakeholders by investing in the right assets, amplifying their respective ESG impacts, and by being a responsible member of the corporate community.

As part of its more recent governance enhancements, the Corporation adopted a Climate Change Policy and as part of its commitments to addressing climate-related challenges, Osisko conducted a climate-related risk assessment and scenario analysis to gauge the exposure of key assets to climate-related risks and opportunities. This analysis helped inform the development of a climate change strategy for 2024-2027 structured around three main pillars, which was further reviewed in February 2025: management of climate-related financial risks, pursuit of a low-emission future; and enhancing governance and disclosure. Each pillar includes specific commitments to monitor and measure progress.

Voting Recommendations

At our annual and special meeting of shareholders, we will ask you to receive and review the financial statements of Osisko and to consider the resolutions put forward by your Board of Directors and the management team, including:

1. The election of 8 candidates to our Board of Directors;

2. The appointment of PricewaterhouseCoopers LLP as the Corporation's independent auditor for 2025;

3. To consider, and if deemed advisable, adopt an ordinary resolution approving the unallocated rights and entitlements under the Deferred Share Unit Plan;

4. To consider, and if deemed advisable, adopt a special resolution approving the amendment to the articles of the Corporation to change its name to "OR Royalties Inc./Redevances OR Inc."; and

5. We will also ask you to vote on an advisory resolution on Osisko's approach to executive compensation.

We invite you to review our management information circular, which provides you with background information on the matters that will be addressed at the meeting and details information on how to attend the annual and special meeting and how to vote.

The Board of Directors recommends that you vote your proxy FOR the resolutions that will be voted on at the meeting.

If you have comments or questions about Osisko, you may contact me directly at (Chair-Board@osiskogr.com) or you may contact our Investor Relations team at (info@osiskogr.com).  We would be pleased to respond to your comments or queries.

On behalf of the Board of Directors, we thank you for your ongoing support and confidence as we continue to build shareholder value at Osisko Gold Royalties Ltd.

Norman MacDonald
Chair of the Board of Directors

OSISKO GOLD ROYALTIES LTD
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of Osisko Gold Royalties Ltd (the "Corporation" or "Osisko"):

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the holders of common shares of the Corporation (the "Common Shares") will be held at 1:30 p.m. (Eastern Daylight Time) on May 8, 2025 at the offices of Lavery, de Billy located at 1 Place Ville Marie, Suite 4000, Montréal, Québec, H3B 4M4, for the following purposes:

1. To receive the Corporation's audited consolidated financial statements for the year ended December 31, 2024 and the independent auditor's report thereon;

2. To elect the Corporation's directors for the ensuing year;

3. To appoint PricewaterhouseCoopers LLP as the Corporation's independent auditor for fiscal year 2025 and to authorize the directors to fix its remuneration;

4. To consider, and if deemed advisable, adopt an ordinary resolution approving the unallocated rights and entitlements under the Deferred Share Unit Plan;

5. To consider, and if deemed advisable, adopt a special resolution approving the amendment to the articles of the Corporation to change its name to "OR Royalties Inc./Redevances OR Inc.";

6. To consider and, if deemed advisable, adopt an advisory resolution supporting Osisko's approach to executive compensation, the full text of which is reproduced in the accompanying management information circular; and

7. To transact such other business as may properly be brought before the Meeting or at any adjournment thereof.

Dated at Montréal, Québec, Canada March 25, 2025.

By order of the Board of Directors,

André Le Bel
Vice President, Legal Affairs and Corporate Secretary

IMPORTANT

It is desirable that as many Common Shares as possible be represented at the Meeting. As always, we encourage shareholders to vote their shares prior to the proxy voting deadline even if you expect to attend the Meeting. If you do not expect to attend the Meeting or any adjournment thereof in person, and would like your Common Shares represented, please date, sign and return the enclosed form of proxy for use at the Meeting or any adjournment or postponement thereof. To be effective, the proxy must be received by the Corporation’s transfer agent, TSX Trust Company, by email at: proxyvote@tmx.com, by mail: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1; or by fax to 1 (416) 595-9593 (North American Toll Free) no later than 1:30 p.m. (Eastern Daylight Time) on May 6, 2025 or 48 hours (other than a Saturday, Sunday or holiday) prior to the time to which the Meeting may be adjourned or postponed. Notwithstanding the foregoing, the chair of the Meeting has the discretion to accept proxies received after such deadline. Shareholders who hold their shares through a bank, broker or other intermediary should refer to “Beneficial Shareholders” below. If you have any questions or need help with voting, we invite you to contact Laurel Hill by calling toll-free 1 (877) 452-7184 if you are in North America, or 1 (416) 304-0211 if you are outside North America, or by emailing at assistance@laurelhill.com.

6	2025 Management Information Circular

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the "Circular") is provided in connection with the solicitation of proxies by the management of Osisko Gold Royalties Ltd (the "Corporation" or "Osisko") for use at the annual and special meeting of the shareholders of the Corporation (the "Shareholders") to be held on May 8, 2025 at 1:30 p.m. (Eastern Daylight Time) (the "Meeting") and at every adjournment thereof. Except where otherwise indicated, this Circular contains information as of the close of business on March 21, 2025 and all currency amounts are shown in Canadian dollars.  References to "$", "C$" or "Canadian dollars" are to Canadian dollars, and references to "US$" or "U.S. dollars" are to United States dollars.

PROXY MATTERS AND VOTING INFORMATION

Solicitation of Proxies

The enclosed proxy is being solicited by the management of the Corporation. Solicitation will be primarily by mail but proxies may also be solicited by telephone, or personally by directors, officers or employees of the Corporation. In addition, the Corporation has retained the services of Laurel Hill Advisory Group ("Laurel Hill") to provide certain services in connection with the Meeting such as assisting with voting and the solicitation of proxies including contacting Shareholders by telephone, among other responsibilities. For these services, Laurel Hill will receive a fee of $40,000, plus reasonable out-of-pocket expenses. The Corporation will bear all expenses in connection with the solicitation of proxies. In addition, the Corporation shall, upon request, reimburse brokerage firms and other custodians for their reasonable expenses in forwarding proxies and related material to beneficial owners of common shares of the Corporation ("Common Shares").

Appointment of Proxy

The persons named in the enclosed form of proxy are executive officers of the Corporation. A Shareholder has the right to appoint a person, who need not be a Shareholder of the Corporation, other than the persons designated in the accompanying form of proxy, to attend and act on his or her behalf at the Meeting. To exercise this right, a Shareholder may insert such other person's name in the blank space provided in the accompanying form of proxy or complete another appropriate form of proxy.

Revocability of Proxy

A proxy given pursuant to this solicitation may be revoked at any time before it is acted on in writing by the Shareholder or by the Shareholder's attorney authorized in writing and delivered either to TSX Trust Company  ("TSX Trust") at 1190 Avenue des Canadiens-de-Montréal, Suite 1700, Montréal, Québec, H3B 0G7, or by fax to 1 (416) 595-9593, no later than 1:30 P.M. (Eastern Daylight Time) on Tuesday, May 6, 2025 or at any time up to and including the last business day preceding the day of any adjournment or postponement of the Meeting at which the proxy is to be used, or to the Chair or Secretary of such Meeting on the day of the Meeting or any adjournment or postponement thereof, or by any other manner permitted by law. Any proxy given by a registered Shareholder can also be revoked by the Shareholder if he or she so requests.

Beneficial Shareholders (as defined herein) will have different methods and should carefully follow the instructions provided to them from their intermediary.

Beneficial Shareholders

A beneficial Shareholder is a Shareholder whose shares are registered in the name of a representative, such as an investment dealer or another intermediary (collectively, "Intermediaries"), rather than in the Shareholder's name ("Beneficial Shareholder"). Most of the Corporation's Shareholders are Beneficial Shareholders.

In accordance with Canadian securities legislation, the Meeting materials are being sent to both registered and Beneficial Shareholders. There are two types of Beneficial Shareholders - Shareholders who have objected to the disclosure of their identities and share positions ("OBOs") and Shareholders who do not object to the Corporation knowing who they are ("NOBOs").

In the case of NOBOs, Meeting materials have either (a) been sent by the Corporation (or its agent) directly to NOBOs, or (b) been sent by the Corporation (or its agent) to intermediaries holding on behalf of NOBOs for distribution to such shareholder. If you are a NOBO and the Corporation (or its agent) has sent the Meeting materials directly to you, your personal information has been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.

As it relates to OBOs, the Corporation intends to pay Intermediaries to send proxy-related materials and voting instruction forms to OBOs. Most intermediaries delegate responsibility for obtaining voting instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge mails a voting instruction form ("VIF") in lieu of a form of proxy provided by Osisko. For your Common Shares to be voted, you must follow the instructions on the VIF that is provided to you. You can complete the VIF by: (i) calling the phone number listed thereon; (ii) mailing the completed VIF in the envelope provided; or (iii) using the internet at www.proxyvote.com.

2025 Management Information Circular	7

Our Quorum

Pursuant to the by-laws of the Corporation, a quorum of shareholders is present at a shareholders meeting if, at the opening of the meeting, two holders holding more than twenty-five (25%) of the Common Shares that carry the right to vote at the meeting are present in person or represented by proxy.

Voting and Proxy Information

Shareholders of record as of March 21, 2025 may cast their votes in any of the following ways:

Registered and NOBO Shareholders

Common Shares represented by properly executed proxies in favour of the persons designated in the enclosed form of proxy will be voted or withheld from voting on any ballot that may be called for and, if the Shareholder specifies a choice in respect of the matters to be voted upon, the Common Shares shall be voted or withheld from voting in accordance with the specification made by the Shareholder. If no specification is made, such Common Shares will be voted FOR all of the agenda items. These items are further described and discussed in the Circular.

The enclosed proxy confers discretionary authority upon the persons named therein to vote as he or she sees fit with respect to amendments or variations to matters identified in the notice relating to the Meeting and other matters which may properly come before the Meeting. At the date of this Circular, the management of the Corporation is not aware that any such amendments, variations, or other matters are to be presented for action at the Meeting.

Completed and signed proxies must be deposited at the office of TSX Trust, unless the Chair of the Meeting elects to exercise his discretion to accept proxies received subsequently. OBOs will have different voting methods and are encouraged to carefully follow the instructions provided on the VIF.  The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

If you are a Beneficial Shareholder and are unable to attend the Meeting, but wish that your voting rights be exercised on your behalf by a proxyholder, you must follow the voting instructions on the VIF. If you are a Beneficial Shareholder and wish to exercise your voting rights at the Meeting, you must indicate your own name in the space provided for such purpose on the VIF to appoint yourself as proxyholder and follow the instructions therein with respect to the execution and transmission of the document. If you have any questions with respect to the foregoing or need help with voting, we invite you to contact Laurel Hill by calling toll-free 1 (877) 452-7184 if you are in North America, or 1 (416) 304-0211 if you are outside North America, or by emailing at assistance@laurelhill.com.

8	2025 Management Information Circular

NOTICE-AND-ACCESS RULES

The Corporation has elected to use the notice-and-access provisions under Regulation 51-102 - respecting Continuous Disclosure Obligations ("Regulation 51-102") and Regulation 54-101 - respecting Communications with Beneficial Owners of Securities of a Reporting Issuer ("Regulation 54-101", and together with Regulation 51-102, the "Notice-and-Access Provisions") for the Meeting. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allows issuers to post electronic versions of proxy-related materials on-line, via SEDAR+ and one other website, rather than mailing paper copies of such materials to Shareholders.

Instead of receiving this Circular, Shareholders will receive a Notice of Meeting with the proxy or voting instruction form, as the case may be, along with instructions on how to access the Meeting materials online. The Corporation will send the Notice of Meeting and proxy form directly to registered Shareholders and NOBOs. The Corporation will pay for intermediaries to deliver the Notice of Meeting, voting instruction form and other Meeting materials requested by OBOs. This Circular and other relevant materials are available on the Corporation's corporate Internet website (https://osiskogr.com/en/2025-agm/) and on SEDAR+ (www.sedarplus.ca).

OBOs may request a paper copy of the Meeting materials, at no cost, from Broadridge Investor Communications Corporation by calling toll-free 1 (877) 907-7643 and entering the 16-digit control number located on the voting instruction form or via internet at www.proxyvote.com by using the 16-digit control number located in the voting instruction form. To ensure that you receive the materials in advance of the voting deadline and the Meeting, all requests must be received no later than April 21, 2025. Requests for Meeting materials may be made up to one year from the date the Circular is filed on SEDAR+.

If you are a registered Shareholder or a NOBO and wish to receive a copy of this Circular or need help with voting, we invite you to contact Laurel Hill by calling toll-free 1 (877) 452-7184 if you are in North America, or 1 (416) 304-0211 if you are outside North America, or by emailing your request to assistance@laurelhill.com.

The Corporation will not use procedures known as 'stratification' in relation to the use of Notice-and-Access Provisions. Stratification occurs when an issuer using Notice-and-Access Provisions sends a paper copy of the Circular to some Shareholders with a Notice of Meeting.

If you request a paper copy of the materials, please take note that no additional proxy form or voting instruction form shall be sent to you. Therefore, please make sure that you retain the form that you received with the Notice of Meeting for voting purposes.

VOTING SECURITIES

Holders of Common Shares of record at the close of business on March 21, 2025 (the "Record Date") will be entitled to one vote for each such Common Share held by them. As of the Record Date, 187,007,157 Common Shares of the Corporation were outstanding.

PRINCIPAL HOLDER OF VOTING SECURITIES

To the knowledge of the directors and executive officers of the Corporation and according to the latest data available as of March 21, 2025, there is one Shareholder owning, directly or indirectly, or exercising control or direction over more than 10% of the voting rights attached to all Common Shares.

Name	Number of Common Shares (#)	Percentage of Outstanding Common Shares (%)
EdgePoint Investment Group Inc.	24,711,486 (1)	13.23
NOTE: (1) On the basis of the information available on SEDAR+ (www.sedarplus.ca) and on SEDI (www.sedi.ca).

2025 Management Information Circular	9

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Unless as otherwise disclosed in this Circular, no director or executive officer, past, present or nominated hereunder, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Corporation.

VOTING RESULTS

Following the Meeting of Shareholders, a report on the voting results will be filed with the Canadian securities regulatory authorities at www.sedarplus.ca.

The voting results from the 2024 annual meeting of Shareholders are as follows:

Resolutions Submitted	Votes cast FOR	Percentage (%) of votes cast FOR	Votes WITHHELD or AGAINST	Percentage (%) of votes cast WITHHELD or AGAINST
Election of Directors:
Jason Attew	141,533,719	99.91	130,500	0.09
Joanne Ferstman	132,972,924	93.86	8,691,295	6.14
Edie Hofmeister	130,549,020	92.15	11,115,199	7.85
W. Murray John	128,585,347	90.77	13,078,872	9.23
Robert Krcmarov	139,155,250	98.23	2,508,969	1.77
Pierre Labbé	136,436,250	96.31	5,277,969	3.69
Norman MacDonald	138,168,769	97.53	3,495,450	2.47
Candace MacGibbon	136,535,083	96.38	5,129,136	3.62
David Smith	141,529,055	99.90	135,164	0.10
Auditors:
Appointment and Remuneration of Auditor	148,954,957	99.58	629,150	0.42
Ordinary Resolution
Ordinary Resolution to approve the unallocated rights and entitlements under the Employee Share Purchase Plan	140,450,900	99.14	1,213,316	0.86
Ordinary Resolution
Ordinary Resolution to amend and reconfirm the Amended and Restated Shareholder Rights Plan	133,440,282	96.68	4,575,460	3.32
Advisory Resolution
Advisory Resolution on Executive Compensation	131,282,430	95.12	6,733,309	4.88

10	2025 Management Information Circular

PROXY SUMMARY

Matters for Shareholder Approval and Voting Recommendations
Voting Matter	Voting Recommendations by the Board of Directors
Election of eight (8) Directors: Jason Attew Edie Hofmeister W. Murray John Pierre Labbé Wendy Louie Norman MacDonald Candace MacGibbon David Smith	vote FOR each nominee More information starting on page 13
Appointment of PricewaterhouseCoopers LLP as independent auditor for 2025	vote FOR the appointment of independent auditor More information starting on page 93
Approval of the unallocated rights and entitlements under the Deferred Share Unit Plan	vote FOR the replenishment of share reserve for the Corporation's Restricted Share Unit Plan More information starting on page 94
Adopt a special resolution approving the amendment to the articles of the Corporation to change its name to "OR Royalties Inc./Redevances OR Inc.";	vote FOR the special resolution approving amendment to the articles of the Corporation to change its name to "OR Royalties Inc./Redevances OR Inc." More information starting on page 94
Advisory Resolution on Executive Compensation	vote FOR the advisory resolution on Executive Compensation More information starting on page 95

If no instructions are given in your proxy, the Common Shares represented by your proxy will be voted FOR each director nominee, FOR the appointment of PricewaterhouseCoopers LLP as independent auditor, FOR the approval of the unallocated rights and entitlements under the Deferred Share Unit Plan, FOR the special resolution approving amendment to the articles to change its name to "OR Royalties Inc./Redevances OR Inc." and FOR the advisory resolution on the Corporation's approach to executive compensation.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the financial year ended December 31, 2024 and the report of the auditor thereon will be presented at the Meeting. These consolidated financial statements and management's discussion and analysis were sent to all Shareholders who have requested a copy with this Notice of Annual and Special Meeting of Shareholders and Circular, as applicable. The Corporation's consolidated financial statements and related management discussion and analysis for the year ended December 31, 2024 are available on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) as well as on the Corporation's website (https://osiskogr.com/en/financial-reports/).

2025 Management Information Circular	11

QUICK FACTS - BOARD OF DIRECTORS
CURRENT BOARD SIZE	9
NON-EXECUTIVE BOARD CHAIR	Yes
INDEPENDENT DIRECTORS	89%
INDEPENDENT COMMITTEES	100%
AVERAGE TENURE	4.6 years
GENDER DIVERSITY	44%
RACIAL/ETHNIC DIVERSITY	11%
AVERAGE AGE	57

Highlights - 2024/2025
  Adopted a Climate Change Policy
  Adopted/renewed climate strategy
  Five (5) Training sessions were provided to directors by the Corporation, in addition to regular monthly training sessions on cybersecurity
  Private sessions of independent directors at all Board meetings
  Implementation of an independent, confidential and anonymous grievance reporting services under the Code of Ethics, Whistleblowing Policy, Anti-Bribery, Anti-Corruption, Anti-Money Laundering Policy, Human Rights Policy and Lobbying Policy

Board and Committee Oversight

Board of Directors oversight:

  Strategic Planning
  Budgeting
  Standing Committees of the Board
  Management Team
  Environmental, climate change and related risks and opportunities and related goals and targets

Audit and Risk Committee oversight:

  Financial Statements and overall risks, including cybersecurity risks
  Conflict of interest and related party transactions other than investment/divestment type transactions
  Code of Ethics Compliance and Whistleblowing
  Anti-bribery, anti-corruption and anti-money laundering matters

Environmental and Sustainability Committee oversight:

  Overseeing environmental, social and governance matters with Management
  Environmental, climate change and risks related to the Corporation's partner's projects
  Promotion of Respect of human rights

Governance and Nomination Committee oversight:

  Corporate Governance Policies and Practices
  Board's relationship with Management
  Shareholder Outreach Program
  Board Assessment
  Competencies of directors and committee memberships

Human Resources Committee oversight: Human resources, health and safety matters Management succession planning Compensation	Independent Investment Review Committee oversight: Investment, divestment, or other transaction and financing proposals
Board's Best Governance Practices and Policies
  Independent Chair of the Board of Directors
  44% gender diversity; target is 40%
  11% of Racially or Ethnically Diverse Director
  Composition of each committee reviewed annually
  Over 66% Board refreshment over the past three (3) years, including two (2) new independent directors in 2024, Ms. Wendy Louie and Mr. David Smith
  Select board members conduct an annual Shareholder outreach program and ad hoc meetings with Shareholders
  Directors' minimum securities holding requirement increased to three (3) times their annual basic retainer and DSUs (as defined below)
  Mandatory 30% holding in Common Shares of the Corporation for Executive Officers
  One-time initial grant of DSUs (as defined below) to non-executive Directors was discontinued by the Board in February 2024
  In February 2025, the Board of Directors of the Corporation decided to discontinue the practice of granting Options as part of the long-term incentive program and replaced the grant with additional RSUs (50% time-based vesting 1/3 at each anniversary of the grant date and 50% performance-based and vesting on the third anniversary of the grant date; thus reducing the total number of Common Shares issuable under the remaining equity plans of the Corporation for 2025 from 4.1% to 1.6%
  Simplified Committee structure effective following the Meeting - Merger of the Governance and Nomination Committee with the Environmental and Sustainability Committee

12	2025 Management Information Circular

FIRST ITEM OF THE AGENDA

ELECTION OF DIRECTORS

The executive management team (the "Management") of the Corporation is supervised by the board of directors (the "Board of Directors" or "Board") as per the Business Corporations Act (Québec). The members of the Board are elected annually at each annual meeting of Shareholders to hold office until the next annual meeting unless, prior thereto, he or she resigns, or the office of such director becomes vacant by death, removal, or other cause. The articles of the Corporation provide that our Board shall consist of a minimum of three (3) and a maximum of fifteen (15) Directors. Accordingly, eight (8) nominees are being proposed as Directors for election by the Shareholders at the Meeting for the current year, each to hold office until the next annual meeting of Shareholders or until such person's successor is elected or appointed. You can vote for all of these proposed Directors separately.

Ms. Joanne Ferstman has decided not to stand for re-election at the Meeting. The members of the Board of Directors would like to express their sincere gratitude to Ms. Joanne Ferstman, the Hon. John Baird and Mr. Robert Krcmarov for their contribution over the years.

The following tables set out information about each nominee director's summary career profile, their board committee memberships (the "Board Committee Membership" or "Board Committee"), meeting attendance during the most recently completed financial year, principal directorships with other reporting issuers as well as other public and parapublic corporations on whose boards the nominees currently serve or have served in the past five years, areas of expertise and the number of securities they hold, either in the form of Common Shares, stock options ("Options"), deferred share units ("DSUs") or restricted share units ("RSUs") of the Corporation.

Unless otherwise directed, the persons named in the enclosed proxy form intend to VOTE FOR the election of each of the proposed nominees whose names are set out below. The proposal requires the approval of a majority of the votes cast at the Meeting.

Each of the nominees has provided the information as to the Common Shares of the Corporation he or she beneficially owns or over which he or she exercises control or direction, as at March 21, 2025. All nominees have served continuously as director of the Corporation since their appointment or first election in such capacity.

The Corporation has adopted a majority voting policy, which is further described in the Circular under the heading "Statement of Corporate Governance Practices - Majority Voting and Director Resignation Policy for Election of Directors".

2025 Management Information Circular	13

JASON ATTEW

Nominee Profile

  Age: 55
  Residency: Ontario, Canada
  Director since: January 2024
  Non-Independent(1)

Top Competencies:

✓ Financial

✓ Governance

✓ Human Resources

✓ Management

✓ Mergers/Acquisitions

✓ Technical/Mining

Mr. Attew joined the Corporation on January 1st, 2024, as President and Chief Executive Officer of the Corporation. He served as Director and President and Chief Executive Officer of Liberty Gold Corp. from October 2022 to November 2023. Previously, Mr. Attew was the President and CEO of Gold Standard Ventures Inc. until its acquisition by Orla Mining Ltd. in August 2022. He served as the Chief Financial Officer at Goldcorp Inc. where, in addition to leading the finance and investor relations operations, he was responsible for Goldcorp's corporate development and strategy culminating in the US$32 billion merger with Newmont Corporation. Mr. Attew has extensive capital markets experience from his time in investment banking with the BMO Global Metals and Mining Group where he was at the forefront of structuring and raising significant growth capital as well as advising on both formative and transformational mergers and acquisitions for corporations that have become industry leaders over the past two decades.

Mr. Attew holds a Bachelor of Science (Hon) from the University of British Columbia as well as a Master of Business Administration from Queen's University.

2024 Board/Committee Attendance	2024 Voting Results
100%	99.91% votes For 0.09% votes Withheld or Against
Committee Memberships:
n/a
Public Board Membership in the past 5 years and Interlocking Directorships
Current	Past
Evolution Mining Limited - No interlock	Liberty Gold Corp. (2022 - 2023) Regulus Resources Inc. (2019 - 2021) Gold Standard Ventures Corp. (2020 - 2022)
Investment, Ownership and Total Value of Equity
	2025(2) (March 21) (#)	2025(2) Value (C$)	2024(3) (March 22) (#)	2024(3) Value (C$)
Osisko Common Shares	53,306	1,553,337	40,000	849,200
Osisko RSUs	186,317	5,429,277	114,100	2,422,343
Value (C$)		6,982,614		3,271,543
Options
Grant Date (mm-dd-yy)	Expiry Date (mm-dd-yy)	Options (#)	Exercise Price (C$)	Total Unexercised (#)	Value of Unexercised Options(4) (C$)
02-23-24	02-23-29	64,300	18.55	64,300	680,937
Target Ownership Requirement – 5.0 Times Base Salary
Attained (currently valued at over 10 times the base salary)

14	2025 Management Information Circular

EDIE HOFMEISTER

Nominee Profile
Age: 59
Residency: California, United States of America
Director since: May 2022
Independent(1)

Top Competencies:

✓ Governance

✓ Human Resources

✓ International

✓ Legal and Regulatory

✓ Management

✓ Political Risk

✓ Sustainability

Ms. Hofmeister has advised large and small multinational extractive companies on legal and ESG matters for over twenty years. Most recently she served as Executive Vice President Corporate Affairs and General Counsel for Tahoe Resources where she led the Legal, Sustainability, Human Resources and Government Affairs departments and helped grow Tahoe from a junior exploration company to a mid-cap precious metals producer.  Since 2006, Ms. Hofmeister has worked alongside rural and indigenous communities in India, Peru, Guatemala, Mexico and Canada to enhance food, work and water security. In 2017, Ms. Hofmeister was a Canadian General Counsel Award finalist in the category of ESG.  She is a member of the Women's General Counsel Group and the National Association of Corporate Directors. She Chairs the International Bar Association's Business and Human Rights Committee, a group dedicated to promoting high ESG standards in multi-national corporations.

Ms. Hofmeister received a Bachelor of Arts degree in international relations from UCLA, a Master of Arts degree in international peace studies from the University of Notre Dame and a Juris Doctor degree from the University of San Francisco.

2024 Board/Committee Attendance	2024 Voting Results
100%	92.15% votes For 7.85% votes Withheld or Against
Committee Memberships
⮚ Chair of the Environmental and Sustainability Committee ⮚ Member of the Governance and Nomination Committee ⮚ Member of the Human Resources Committee
Public Board Membership in the past 5 years and Interlocking Directorships
Current	Past
Bitfarms Ltd. ─ No interlock Prime Mining Corp. ─ No interlock(5)	Minto Metals Corp. (2021 - 2023) STLLR Gold Inc. (2022 - 2024)
Investment, Ownership and Total Value of Equity
	2025(2) (March 21) (#)	2025(2) Value (C$)	2024(3) (March 22) (#)	2024(3) Value (C$)
Osisko Common Shares	704	20,515	704	14,946
Osisko DSUs	26,273	765,595	19,958	423,708
Value (C$)		786,110		438,654
Target Ownership Requirement – 3.0 Times Basic Retainer and DSUs
Attained (currently valued at over 3 times the level of basic retainer and DSUs)

2025 Management Information Circular	15

W. MURRAY JOHN

Nominee Profile
Age: 66
Residency: British Columbia, Canada
Director since: February 2020
Independent(1)

Top Competencies:

✓ Financial

✓ Governance

✓ Legal and Regulatory

✓ Management

✓ Mergers/Acquisitions

✓ Sustainability

✓ Technical/Mining

Mr. John currently serves as Chair of the Board of Discovery Corp. and Chair of Prime Mining Corp. Prior to his retirement in December 2014, he was the President and CEO of Dundee Resources Limited, and Managing Director and a Portfolio Manager with Goodman & Company, Investment Counsel Inc., where he was responsible for managing Private Equity resource and precious metals focused mutual funds and flow-through limited partnerships. He is also a former director of several other public companies including Breakwater Resources Ltd., Dundee Precious Metals Inc., Osisko Mining Inc. and O3 Mining Inc. Mr. John is a mining engineer and has been involved with the resource investment industry since 1992 and has worked as an investment banker, buy-side mining analyst, sell-side mining analyst, and portfolio manager.

He graduated from the Camborne School of Mines in 1980 with a Bachelor of Science (Hons) in mining engineering and received an award from the Associateship of the Camborne School of Mines. Mr. John also received a Master of Business Administration from the University of Toronto in 1993.

2024 Board/Committee Attendance	2024 Voting Results
95%	90.77% votes For 9.23% votes Withheld or Against
Committee Memberships
⮚ Member of the Environmental and Sustainability Committee ⮚ Member of the Governance and Nomination Committee ⮚ Member of the Independent Investment Review Committee
Public Board Membership in the past 5 years and Interlocking Directorships
Current	Past
Discovery Silver Corp. - No interlock Prime Mining Corp. - No interlock(5)	O3 Mining Inc. (2019 - 2024)
Investment, Ownership and Total Value of Equity
	2025(2) (March 21) (#)	2025(2) Value (C$)	2024(3) (March 22) (#)	2024(3) Value (C$)
Osisko Common Shares	nil	nil	nil	nil
Osisko DSUs	47,571	1,386,219	41,039	871,258
Value (C$)		1,386,219		871,258
Target Ownership Requirement – 3.0 Times Basic Retainer and DSUs
Attained (currently valued at over 6 times the level of basic retainer and DSUs)

16	2025 Management Information Circular

PIERRE LABBÉ
Nominee Profile Age: 59 Residency: Québec, Canada Director since: February 2015 Independent(1) Top Competencies: ✓ Financial ✓ Governance ✓ Human Resources ✓ Management ✓ Mergers/Acquisitions

Mr. Pierre Labbé is Executive Vice-President, Finance of Fonds QScale S.E.C. since April 1st, 2022, a fast-growing company recognized for its innovative concept of eco-responsible computing centers. Prior to joining Fonds QScale S.E.C. he had been the Chief Financial Officer of IMV Inc. for the five preceding years. He has more than 30 years of progressive financial leadership roles in various industries. He was Vice President and Chief Financial Officer of Leddartech Inc. from April 2015 to March 2017 and was Vice President and Chief Financial Officer of the Québec Port Authority (October 2013 - April 2015). He also has experience in the resource sector, having served as Chief Financial Officer of Plexmar Resources (2007-2012), Sequoia Minerals (2003-2004), and Mazarin Inc. (2000-2003). Mr. Labbé, in his role as senior financial officer, has participated in the development of strategic plans and in mergers and acquisitions (over $1 billion in transactions). Mr. Labbé was a nominee to the Osisko Board by Virginia Mines Inc. as part of the Osisko-Virginia business combination in 2015.

Mr. Labbé holds a Bachelor's Degree in Business Administration and a license in accounting from Université Laval, Québec City. He is a member of Ordre des comptables professionnels agréés du Québec, the Chartered Professional Accountants of Canada and the Institute of Corporate Directors. He holds the ICD.D designation from the Institute of Corporate Directors.

2024 Board/Committee Attendance	2024 Voting Results
100%	96.31% votes For 3.69% votes Withheld or Against
Committee Memberships
⮚ Member of the Audit and Risk Committee ⮚ Chair of the Human Resources Committee
Public Board Membership in the past 5 years and Interlocking Directorships
Current	Past
COSCIENS Biopharma Inc. - No interlock	n/a
Investment, Ownership and Total Value of Equity
	2025(2) (March 21) (#)	2025(2) Value (C$)	2024(3) (March 22) (#)	2024(3) Value (C$)
Osisko Common Shares	6,145	179,065	6,145	130,458
Osisko DSUs	87,012	2,535,530	80,075	1,699,992
Value (C$)		2,714,595		1,830,450
Target Ownership Requirement – 3.0 Times Basic Retainer and DSUs
Attained (currently valued at over 12 times the level of the basic retainer and DSUs)

2025 Management Information Circular	17

WENDY LOUIE

Nominee Profile
Age: 57
Residency: British Columbia, Canada
Director since: August 2024
Independent(1)

Top Competencies:

✓ Financial

✓ Governance

✓ Information Security Risk Management

✓ Management

✓ Mergers and Acquisitions

Ms. Wendy Louie has over 25 years of diverse finance and leadership experience with a focus on the mining industry. Ms. Louie was the Vice President Finance and CFO of Sabina Gold and Silver Corp. until its acquisition by B2Gold Corp. in April 2023. Prior to that, through her private consulting practice, she provided financial management services including mergers and acquisitions, risk management and advisory expertise in the mining, shipping, energy and technology sectors. She also held several senior management roles at Goldcorp Inc. from 2006 to 2016 serving as Vice-President Finance, Vice-President Reporting and Assistant Controller. Her background included roles in strategic business planning, project controls and reporting where she led the implementation of financial reporting and planning systems utilized in the management of several large-scale capital projects. Ms. Louie began her career articling with Ernst & Young and from 1995 to 2004 held the position of Senior Tax Manager from 1995 to 2004. She also held various finance positions with Duke Energy Canada. Ms. Louie currently serves as an Independent Director for Liberty Gold Corp.

Ms. Louie holds a Bachelor of Commerce from the University of British Columbia and is a Canadian Chartered Professional Accountant (CPA, CA).

2024 Board/Committee Attendance	2024 Voting Results
100%	n/a
Committee Memberships
⮚ Member of the Environmental and Sustainability Committee
Public Board Membership in the past 5 years and Interlocking Directorships
Current	Past
Liberty Gold Corp. - No interlock	n/a
Investment, Ownership and Total Value of Equity
	2025(2) (March 21) (#)	2025(2) Value (C$)	2024(3) (March 22) (#)	2024(3) Value (C$)
Osisko Common Shares	nil	nil	n/a	n/a
Osisko DSUs	4,612	134,394	n/a	n/a
Value (C$)		134,394		n/a
Target Ownership Requirement – 3.0 Times Basic Retainer and DSUs
To be attained by August 2029

18	2025 Management Information Circular

NORMAN MACDONALD

Nominee Profile
Age: 53
Residency: Ontario, Canada
Director since: June 2023
Chair of the Board since November 2023
Independent(1)

Top Competencies:

✓ Financial

✓ Governance

✓ Corporate Affairs & Strategy

✓ Mergers/Acquisitions

✓ Political Risk

Mr. Norman MacDonald was appointed Director of the Corporation in June 2023, and Chair of the Board in November of the same year.  He has over 25 years of experience working at natural resource focused institutional investment firms, including as Senior Advisor at Fort Capital from February 2021 to July 2024 and over 10 years as a Senior Portfolio Manager at Invesco.  Mr. MacDonald began his investment career at Ontario Teachers Pension Plan Board, where he worked for three years in progressive roles from Research Assistant to Portfolio Manager.  His next role was as a VP and Partner at Beutel, Goodman & Co. Ltd.  Prior to joining Invesco, Mr. MacDonald was a VP and Portfolio Manager at Salida Capital.

Mr. MacDonald earned a Bachelor of Commerce Degree from the University of Windsor and is a CFA Charterholder.

2024 Board/Committee Attendance	2024 Voting Results
100%	97.53% votes For 2.47% votes Withheld or Against
Committee Memberships
⮚ Member of the Audit and Risk Committee ⮚ Chair of the Independent Investment Review Committee
Public Board Membership in the past 5 years and Interlocking Directorships
Current	Past
G Mining Ventures Corp. — No interlock Advantage Energy Ltd. — No interlock Premium Nickel Resources Ltd. — No interlock	none
Investment, Ownership and Total Value of Equity
	2025(2) (March 21) (#)	2025(2) Value (C$)	2024(3) (March 22) (#)	2024(3) Value (C$)
Osisko Common Shares	35,000	1,019,900	35,000	743,050
Osisko DSUs	17,775	517,964	10,891	231,216
Value (C$)		1,537,864		974,266
Target Ownership Requirement – 3.0 Times Basic Retainer and DSUs
Attained (currently valued at over 4 times the level of the basic retainer and DSUs)

2025 Management Information Circular	19

CANDACE MACGIBBON
Nominee Profile Age: 50 Residency: Ontario, Canada Director since: January 2021 Independent(1) Top Competencies: ✓ Information Security Risk Management ✓ Political Risk\ ✓ Sustainability

Ms. Candace MacGibbon has over 25 years of experience in the mining sector and capital markets. Until July 2021 she was the Chief Executive Officer of INV Metals Inc., a Canadian mineral resource company focused on the development and exploration of the Loma Larga gold property in Ecuador. Ms. MacGibbon has a deep understanding of the capital markets because of her previous employment as a global mining institutional salesperson with RBC Capital Markets and in base metals research as a mining associate with BMO Capital Markets.

Ms. MacGibbon is a chartered professional accountant and her financial and accounting experience includes her previous role as chief financial officer of INV Metals, as well as her prior employment with Deloitte LLP.

From November 2021 to July 2024, she served on the Board of Directors of Carbon Streaming Corporation as a nominee of the Corporation in accordance with the terms and conditions of an investor rights agreement. Ms. MacGibbon is President-elect (President in 2025-2026) of the Canadian Institute of Mining, Petroleum and Metallurgy (CIM).

Ms. MacGibbon holds a Bachelor of Arts - Economics from the University of Western Ontario and a Diploma in Accounting from Wilfrid Laurier University. In 2023, she received a Cybersecurity Certification from Cornell University and holds the ICD.D designation from the Institute of Corporate Directors.  Ms. MacGibbon is enrolled in a Master of Arts in Counselling Psychology.

2024 Board/Committee Attendance	2024 Voting Results
100%	96.38% votes For 3.62% votes Withheld or Against
Committee Memberships
⮚ Member of the Audit and Risk Committee ⮚ Member of the Human Resources Committee
Public Board Membership in the past 5 years and Interlocking Directorships
Current	Past
TransAlta Corporation — No interlock	INV Metals Inc. - (2008 - 2021) Nickel 28 Capital Corp. - (2019 - 2021) Carbon Streaming Corporation - (2021 - 2024)
Investment, Ownership and Total Value of Equity
	2025(2) (March 21) (#)	2025(2) Value (C$)	2024(3) (March 22) (#)	2024(3) Value (C$)
Osisko Common Shares	nil	nil	nil	nil
Osisko DSUs	38,579	1,124,192	32,138	682,290
Value (C$)		1,124,192		682,290
Target Ownership Requirement – 3.0 Times Basic Retainer and DSUs
Attained (currently valued at over 5 times the level of the basic retainer and DSUs)

20	2025 Management Information Circular

DAVID SMITH

Nominee Profile
Age: 60
Residency: Ontario, Canada|
Director since: January 2024
|Independent(1)

Top Competencies:

✓ Financial

✓ Governance

✓ Corporate Affairs & Strategy

✓ Human Resources

✓ Management

✓ Mergers/Acquisitions

✓ Technical/Mining

Mr. David Smith retired as Executive Vice-President, Finance and Chief Financial Officer of Agnico Eagle Mines Limited in May 2023, having held the position since 2012.  He had joined Agnico Eagle's investor relations team in 2005.  Prior to this, Mr. Smith was a mining analyst and has also held a variety of mining engineering positions in Canada and abroad.  He is a Chartered Director and is currently the Chair of Canada Nickel Company's Board of Directors. Mr. Smith is a former Director of Three Valley Copper and eCobalt Solutions.

He holds a B.Sc. (Queen's University) and M.Sc. in Mining Engineering (University of Arizona).

2024 Board/Committee Attendance	2024 Voting Results
86%	99.90% votes For 0.10% votes Withheld or Against
Committee Memberships
⮚ Chair of the Governance and Nomination Committee ⮚ Member of the Human Resources Committee
Public Board Membership in the past 5 years and Interlocking Directorships
Current	Past
Canada Nickel Company — No interlock	Three Valley Copper - (2018 - 2022) eCobalt Solutions - (2017 - 2021)
Investment, Ownership and Total Value of Equity
	2025(2) (March 21) (#)	2025(2) Value (C$)	2024(3) (March 22) (#)	2024(3) Value (C$)
Osisko Common Shares	10,000	291,400	10,000	212,300
Osisko DSUs	12,473	363,463	10,420	221,217
Value (C$)		654,863		433,517
Target Ownership Requirement – 3.0 Times Basic Retainer and DSUs
Attained (currently valued at over 3 times the level of the basic retainer and DSUs)
NOTES:
(1)	"Independent" refers to the standards of independence established in sections 1.4 and 1.5 of the Regulation 52-110 respecting Audit and Risk Committees ("Regulation 52-110").
(2)	The 2025 Value is equal to, as applicable, the sum of: (i) the product of the closing price of the Common Shares of the Corporation on the Toronto Stock Exchange ("TSX") on March 21, 2025, being C$29.14, by the number of Common Shares, DSUs and RSUs (time-based) held at such date. Only time-based RSUs are taken into account under the Securities Ownership Guidelines of the Corporation.
(3)	The 2024 Value is equal to, as applicable, the sum of the product of the closing price of the Common Shares of the Corporation on TSX on March 22, 2024, being $23.43 (as disclosed in the management information circular of the Corporation dated March 26, 2024) by the number of Common Shares, DSUs and RSUs (time-based) held at such date. Only time-based RSUs are taken into account under the Securities Ownership Guidelines of the Corporation.
(4)	"Value of Unexercised Options" is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on March 21, 2025, being C$29.14, and the exercise price of the Options, multiplied by the number of unexercised Options (vested or non-vested) held as at such date. The Board of Directors discontinued the practice of granting Options on February 19, 2025, therefore, no Options were granted in 2025.
(5)	Please refer to the section entitled "Interlocking Directorships" for the analysis and conclusion reached by the Governance and Nomination Committee and the Board of Directors.

2025 Management Information Circular	21

ABOUT OUR BOARD OF DIRECTORS

Board Mandate

The Corporation's Board is responsible for approving long-term strategic plans and annual operating plans and budgets recommended by Management. The Corporation's Board's consideration and approval is also required for material contracts and business transactions, and all debt and equity financing transactions. The Corporation's Board delegates to Management responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Corporation's business in the ordinary course, managing the Corporation's cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Corporation's Board also looks to Management to provide recommendations respecting corporate objectives, long-term strategic plans and annual operating plans. The Corporation's Board has a written mandate governing its operation, a copy of which is attached in this Circular as Schedule "A".

The Board and its Committees act independently.  The following figure illustrates the dynamic between the Board, the Committees of the Board, the Shareholders of the Corporation and independent auditors.

Majority of Directors are Independent

The Board has approved independence standards that require a majority of its Directors be independent. The independence of a director is determined in accordance with Regulation 52-110 or Regulation 58-101 respecting Disclosure of Corporate Governance Practices ("Regulation 58-101") further to voluntary disclosure by each director. Furthermore, the Board of Directors may determine that a director has no material relationship with the Corporation, including as a partner, Shareholder or officer of an organization that has a relationship with the Corporation. A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment and includes an indirect material relationship. In determining whether a director is independent, the Board applies standards derived from the Canadian Securities Administrators director independence rules. The Board determines the independence of a director when it approves director nominees for inclusion in this Circular. Based on the results of independence questionnaire completed by each nominee and other information, the Board determined that seven (7) of the eight (8) nominees proposed for election as Directors have no material relationship with the Corporation and are, therefore, independent, as illustrated in the table below:

22	2025 Management Information Circular

Name	Independent	Non-Independent	Reason for Non-Independence
Jason Attew		✓	President and Chief Executive Officer
Edie Hofmeister	✓		n/a
W. Murray John	✓		n/a
Pierre Labbé	✓		n/a
Wendy Louie	✓		n/a
Norman MacDonald	✓		n/a
Candace MacGibbon	✓		n/a
David Smith	✓		n/a

Furthermore, in connection with the listing of the shares of the Corporation on the NYSE on July 6, 2016, the Corporation ensured that at least a majority of its Directors satisfied the director independence requirements under Section 303A.02 of the NYSE corporate governance standards. On an annual basis, the Board of Directors reviews and determines the independence of each director for both Canadian and U.S. purposes.

The NYSE requires the Corporation, as a "foreign private issuer" that is not required to comply with all of the NYSE's corporate governance standards applicable to U.S. domestic issuers, to disclose any significant ways in which its corporate governance practices differ from those followed by NYSE listed U.S. domestic issuers. Except for one practice relating to internal audit function, the differences between the Corporation's practices and those required by the NYSE rules applicable to U.S. domestic issuers are not significant. The statement of differences can be found on the Corporation's website at osiskogr.com/en/governance-2/osisko-practices-and-nyse-rules/.

Independent Directors Meetings

The non-executive Directors of the Board meet in the absence of Management at regular and ad hoc Board and Committee meetings which process facilitates open and candid discussion amongst the independent Directors.

Competencies of the Board of Directors

The Governance and Nomination Committee, together with the Board's Chair, are responsible for determining the competencies necessary at the Board in the long-term to support the strategy of the Corporation and for identifying new candidates having such competencies to stand as nominees for election or appointment as Directors.

The Governance and Nomination Committee reviews annually the credentials of the members of the Board. In February 2025, the Governance and Nomination Committee re-assessed the current skills matrix to ensure the Board has an appropriate mix of diversity, skills, experience and expertise to enable it to discharge its responsibilities effectively and to help the Corporation navigate the range of opportunities and challenges it faces in the implementation of its corporate strategy.

Accordingly, the Board has amended the skills matrix to ensure that it captures key competencies and other collective attributes of Board members which it believes are needed for the continued growth of the Corporation, for robust decision-making and effective governance. These competencies and attributes are also prioritised to identify potential Board nominees as part of the succession planning. Although each director has varying levels of competencies, knowledge, expertise and experience and every director does not possess each skill or have the same knowledge or experience, the Board believes that collectively it possesses the requisite blend of competencies to discharge its duties effectively.

2025 Management Information Circular	23

The following table illustrates the skills of each nominee for which the level of expertise has been identified as proficient:

NOTES:

(1) Financial: Understanding of: (i) financial statements; (ii) financial controls and measures; (iii) capital markets; (iv) financing options; and (v) risk management.

(2) Governance: Understanding of (i) the requirements/process for oversight of management; (ii) various stakeholder requirements; and (iii) evolving trends with respect to governance of public companies.

(3) Corporate Affairs & Strategy: Understanding of Canada / Québec / international mineral strategies at the government and regulatory level. Ability to interact with stakeholders that help form strategy and assesses mineral investment.

(4) Human Resources: Ability to: (i) review management structure; (ii) develop/assess/monitor remuneration packages (salary, benefits, long-term and short-term incentives); and (iii) understand how to motivate people.

(5) Information Security Risk Management: Ability to manage risks associated with the use of information technology, involving identifying, assessing, and treating risks to the confidentiality, integrity and availability of Corporation's assets.

(6) International: Consists of: (i) understanding opportunities and risk in non-Canadian jurisdictions; (ii) experience in dealing with different legislative and cultural environments; and (iii) understanding foreign legislative process.

(7) Legal and Regulatory: Ability to monitor legal and regulatory framework affecting the Corporation and its business and the risks related thereto.

(8) Management: Consist of experience in management oversight of business operations and company strategy.

(9) Mergers and Acquisitions: Understanding of: (i) capital markets in friendly and unfriendly transactions; (ii) complexity of integration post-business continuation; and (iii) general legal requirements in M&A.

(10) Political Risk: Understanding of geo-political factors that drive stability.

(11) Sustainability: Understanding of (i) environmental risks in the mining industry; (ii) government regulations with respect to environmental, health & safety; and (iii) community relations and stakeholder involvement.

(12) Technical/Mining: Understanding of: (i) exploration activities; (ii) project development (iii) mine operations and (iv) marketing of metals, including risks/challenges/opportunities involved with each of these disciplines.

24	2025 Management Information Circular

Other Directorships

The Corporation acknowledges that a director or an officer serving on too many public boards of directors might be "overboarded". Consequently, all Directors and officers of the Corporation must submit to the Governance and Nomination Committee any offer to join an outside board of directors to ensure that any additional directorship would not impair the ability to adequately fulfill the responsibilities assigned to the Directors and officers of the Corporation.

The table below sets forth the name of each nominee director of the Corporation who is currently a director of another organization that is a reporting issuer, as also described under the section entitled "Election of Directors" in this Circular:

Nominee	Other Reporting Issuers	Industry Classification	Market and Stock Symbol	Board Committee Membership
Jason Attew	Evolution Mining Limited	Mining Company	ASX — EVN	Member of the Audit Committee Member of the Nomination and Remuneration Committee
Edie Hofmeister	Bitfarms Ltd.	Bitcoin self-mining Company	TSX — BITF NASDAQ — BITF	Audit Committee - Member Environment and Social Responsibility Committee - Chair Governance and Nominating Committee - Chair Special Committee - Member CEO Search Committee - Chair
	Prime Mining Corp.	Mining Company	TSX-V — PRYM OTCQB — PRMNF FRANKFURT — A2PRDW	Nominating and Corporate Governance Committee - Chair Health, Safety, Environment and Social Responsibility Committee - Chair
W. Murray John	Discovery Silver Corp.	Mining Company	TSX-V — DSV	Chair of the Board Audit Committee - Member Compensation Committee - Member Nominating and Corporate Governance - Member Technical Committee - Member
	Prime Mining Corp.	Mining Company	TSX-V — PRYM OTCQB — PRMNF FRANKFURT — A2PRDW	Chair of the Board Audit Committee - Member
Pierre Labbé	COSCIENS Biopharma Inc.	Biopharmaceutical Company	TSX - CSCI NASDAQ: CSCI	Audit Committee - Chair
Wendy Louie	Liberty Gold Corp.	Mining Company	TSX - LGD	Audit Committee - Chair Governance and Nomination Committee - Member
Norman MacDonald	Advantage Energy Ltd.	Oil and Gas Company	TSX — AAV	Audit Committee - Member Independent Reserve Evaluation Committee - Member
	G Mining Ventures Corp.	Mining Company	TSX-V — GMIN	Audit & Risk Committee - Member Health, Safety and Technical Committee - Member Remuneration and Nomination Committee - Member
	Premium Nickel Resources Ltd	Mining Company	TSX-V — PREM	Disclosure Committee - Chair Sustainability Committee - Member
Candace MacGibbon	TransAlta Corporation	Energy Company	TSX/NYSE — TA	Audit, Finance and Risk Committee - Member Human Resources Committee - Member
David Smith	Canada Nickel Company	Mining Company	TSXV — CNC OTCQX — CNIKF	Chair of the Board Audit Committee - Chair Human Resources and Compensation Committee - Member Technical Committee - Member

2025 Management Information Circular	25

Interlocking Directorships

As used herein, an "interlock directorship" is a situation where a director may have a potential or actual conflict of interest with an executive of a company, especially if such director is a member of a compensation committee or if such executive is also a director of the company where the first director assumes a position as an executive. As of the date of the Circular, there are no interlocks of the independent director nominees serving on the compensation or equivalent committee or board of directors of another reporting issuer which has any executive officer or director serving on the Human Resources Committee (the "HR Committee") or Board of Directors of the Corporation. Although there are common outside directorships, namely that of Ms. Edie Hofmeister and Mr. W. Murray John, who both also serve on the board of directors of Prime Mining Corp., the Board and the Governance and Nomination Committee assessed this relationship, and taking into account a number of factors, including the Corporation's Conflict of Interest and Related Party Transaction Policy, it was determined that there is no conflict or other concerns for the Corporation over the independence of these Directors.

Tenure of the Board

The following table illustrates the age group, gender, applicable tenure and location of residence for each of the nominee non-executive Directors:

Chair of the Board

The Chair of the Board takes all reasonable measures to ensure the Board fulfills its oversight responsibilities. The Chair is responsible for the management, the development and the effective performance of the Board, and provides leadership to the Board for all aspects of the Board's work.  The position description of the Chair of the Board can be found on the Corporation's website at https://osiskogr.com/en/governance-2/positions-descriptions/.

Orientation and Continuing Education

To facilitate the orientation process of new Directors and to provide easily accessible documentation to current Directors, the Corporation has developed a Directors' onboarding book. This reference guide provides information related to, among other things:

i. The Corporation and its activities;

ii. Structure of assets (royalties, streams and offtakes);

iii. Strategic plan;

iv. Corporate policies;

v. Information on the mining industry and royalty business;

vi. Board and Committees' Charters; and

vii. Information on Directors and officers of the Corporation.

26	2025 Management Information Circular

Throughout the year, the Board and Committee Members receive formal presentations by Management and external advisors, and are provided documentation from various advisors and consultants on various topics, including:

  Mineral royalty and streaming sector;
  Commodity prices;
  Capital markets;
  Mining industry opportunities and risks;
  Current governance issues;
  Talent management;
  Economic forecasts;
  Mining company performance;
  Reports on the Corporation by investment dealer analysts;
  Feedback from institutional and retail Shareholders;
  New developments in financial accounting and reporting controls; and
  Financial reporting and risks.

In 2024, the following training sessions were provided to all Directors by outside experts in the applicable fields at the following Board meetings:

Date	Topic
February 19, 2024	- Climate Change Scenario Analysis
February 20, 2024	- Lobbying
May 8, 2024	- Cybersecurity
November 6, 2024	- International Taxation - Shareholder Perception Study Findings
December 13, 2024	- Greenwashing Amendments to the Competition Act and impacts on public disclosures/commitments

Furthermore, the Corporation is a corporate member of the Institute of Corporate Directors ("ICD") and each member of the Board of Directors receive educational material from the ICD and may attend their conferences. The fees for attending conferences and educational sessions are reimbursable by the Corporation.

Listed below are education events attended or presented by Directors of the Corporation during the year:

Director	Month	Topic
Jason Attew:
Attendee	01/2024	TD Securities Global Mining Conference
Attendee	01/2024	CIBC Western Conference
Attendee	02/2024	BMO Mining Conference
Attendee	03/2024	PDAC Conference
Attendee	04/2024	RBI Investor Conference
Attendee	05/2024	Bank of America - Securities Mining Conference (World Gold Council
Attendee	06/2024	RBC Global Mining & Materials Conference
Attendee	06/2024	Block caving extraction methodology and site visit
Attendee Attendee	09/2024 09/2024	Jefferies Industrials Conference Denver Gold Forum (World Gold Council)
Attendee	09/2024	Canadian Mine underground site visits
Attendee	11/2024	Canadian Malartic Mine - Site visit
Attendee	11/2024	National Bank Financial - CEO Mining Conference
Attendee	12/2024	Scotiabank CEO Conference

2025 Management Information Circular	27

Director	Month	Topic
Edie Hofmeister:
Attendee	02/2024	Due diligence and ESG: How do we know what's really going on before we seal the deal? - IBA ESG Conference
Attendee	02/2024	ESG - The Role of Lawyers Today and in the Future
Attendee	09/2024	Effectively engaging with Indigenous communities: Free Prior Informed Consent, UNDRIP and the UNGPs - International Bar Association Annual Meeting
Attendee	10/2024	Annual Legal Conference - International Bar Association
Trainer	2024	Business Respect for Human Rights Legal Trainings for Corporate Counsel
Pierre Labbé:
Attendee	01/2024	Financial and Regulatory Information" 2023 Year-End Update - PwC Canada
Attendee	02/2024	White Collar Fraud and Data Theft: How well protected is your company? - Fasken
Attendee	03/2024	ChatGPT for CPAs and Finance professionals
Attendee	07/2024	Trainings on the CPA Code of Ethics and on CPAs offering services to third parties
Attendee	07/2024	Corporate Taxation - 2024 Comprehensive Canadian Tax Review
Attendee	07/2024	2024 Ethics and Corporate Compliance - Learn Formula
Attendee	07/2024	Ethics for Accountants: Ethics & Due Care: Generative Artificial Intelligence
Attendee	07/2024	Leveraging Generative Al in Accounting: ChatGPT and Beyond - Learn Formula
Attendee	07/2024	ChatGPT Tutorial for Complete Beginners - Learn Formula
Attendee	07/2024	ChatGPT Accounting Masterclass - Learn Formula
Attendee	07/2024	Advanced ChatGPT for Accountants - Learn Formula
Attendee	07/2024	ChatGPT 101: Supercharge Your Work & Life (750+ prompts inc) - Learn Formula
Attendee	07/2024	Financial and Regulatory Information: Spring/Summer 2024 Update - PwC Canada
Attendee	08/2024	Governance - The evolution of governance in a changing world - Collège des Administrateurs de Sociétés
Attendee	08/2024	Ambidextrous Governance - Collège des Administrateurs de Sociétés
Attendee	08/2024	Management - Keys to project management
Attendee	08/2024	Results of the "Governance in Québec" survey - Collège des Administrateurs de Sociétés
Attendee	08/2024	Basic Guide to Mergers and Acquisitions - Collège des Administrateurs de Sociétés
Attendee	08/2024	CEO/Managing Director Succession and Succession Plan - Collège des Administrateurs de Sociétés
Attendee	08/2024	Disclosure and Sustainable Development in the context of governance - Collège des Administrateurs de Sociétés
Attendee	08/2024	Governance "Internationalization of organizations and its impact on governance" - Collège des Administrateurs de Sociétés
Wendy Louie:
Attendee	06/2024	Anti-Money Laundering and Anti-Terrorist Financing Foundations - Chartered Professional Accountants of British Columbia
Attendee	08/2024	Cybersecurity - A Risk Management Perspective - Chartered Professional Accountants of British Columbia
Attendee	11/2024	Canadian Malartic Mine - Site visit
Norman MacDonald:
Attendee	02/2024	BMO Global Metals, Mining and Critical Minerals Conference
Attendee	04/2024	Gold Forum - World Gold Council
Attendee	11/2024	Canadian Malartic Mine - Site visit

28	2025 Management Information Circular

2024 Board and Standing Committee Attendance Record

The table below reflects the record of attendance by Directors at meetings of the Board of Directors and its standing committees, as well as the total number of Board and Committee meetings held during the most recently completed financial year:

	ATTENDANCE - 2024 MEETINGS												TOTAL
	Board of Directors		Audit and Risk Committee		Human Resources Committee		Governance and Nomination Committee		Environmental and Sustainability Committee		Independent Investment Review Committee		Committees	Overall
	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	Number / %	Number / (%)
ATTEW, Jason	9	100	-	-	-	-	-	-	-	-	-	-	-	9 / (100)
FERSTMAN, Joanne(1)	9	100	4	100	3	100	-	-	-	-	2	100	9 / (100)	18 / 100)
HOFMEISTER, Edie	9	100	-	-	4	100	4	100	2	100	-	-	10 / (100)	19 / 100)
JOHN, W. Murray	9	100	-	-	-	-	3	75	2	100	5	100	10 / (91)	19 / (95)
LABBÉ, Pierre	9	100	4	100	4	100	-	-	-	-	-	-	8 / (100)	17 / 100)
LOUIE, Wendy(2)	1	100	-	-	-	-	-	-	-	-	-	-	-	1 / (100)
MACDONALD, Norman	9	100	4	100	-	-	-	-	-	-	5	100	9 / (100)	18 /(100)
MACGIBBON, Candace	9	100	4	100	4	100	-	-	-	-	-	-	8 / (100)	17 / 100)
SMITH, David(3)	7	78	-	-	1(3)	100	4	100	-	-	-	-	5 / (100)	12 / (86)
BAIRD, John R.(4)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
KRCMAROV, Robert(5)	8	100	-	-	-	-	-	-	2	100	5	100	7 / (100)	15 / 100)
TOTAL (%):	98%		100%		100%		92%		100%		100%		99%

NOTES:

(1) Ms. Joanne Ferstman was appointed to the Independent Investment Review Committee following the annual meeting of Shareholders on May 9, 2024.

(2) Ms. Wendy Louie was appointed to the Board of Directors and to the Environmental and Sustainability Committee on August 6, 2024.

(3) Mr. David Smith was appointed to the Human Resources Committee following the annual meeting of Shareholders on May 9, 2024.

(4) Mr. John Baird resigned on January 31, 2024.

(5) Mr. Robert Krcmarov resigned on October 30, 2024.

DIRECTOR COMPENSATION

Retainer, Attendance fees and Share-based Compensation

The HR Committee oversees non-executive Directors' compensation and determines, from time to time, the respective value of the annual retainer and DSU grant to be made to non-executive Directors and makes its recommendation to the Board of Directors.

An annual retainer for Board and Committee members is paid on a quarterly basis to non-executive Directors only.

The Board of Directors makes fixed value DSU grants to non-executive Directors. The Board of Directors adopted the DSU plan (the "DSU Plan"), which is further described below under the heading "Deferred Share Unit Plan", and elected to fix an annual value to such grant at $C120,000 (C$135,000 from May 9, 2024) for the non-executive Board members and C$150,000 for the Chair of the Board.

In November 2023, the HR Committee retained the services of Hugessen Consulting Inc. ("Hugessen") to perform a review of the directors' compensation levels and structure relative to the Corporation's peer group to provide and provide an overview of competitive market pay levels.

2025 Management Information Circular	29

Following this review, it was found that, for most compensation components, the Corporation was between 25th percentile (P25) and the peer median. However, Committee fees were more closely aligned to the peer median, although they remained below median compensation levels, and the Board Chair total retainer was positioned slightly below the median.

In addition, the retainer fees attributed to the Corporation's Committee Chair were positioned between P25 and the median of its peer group, while Committee membership retainer fees are the lowest compared to its peers.

Further, it was noted that a flat meeting fee is a common practice among issuers as it reflects director responsibilities more broadly than simple attendance fee.

In consideration of the below-median positioning of pay levels, and the opportunity to restructure to a flat fee approach, the HR Committee recommended changes to normal-course director and Board Chair compensation levels.  to the HR Committee also recommended the discontinuation of the one-time initial DSU grant to newly appointed directors and adjustment to a flat fee structure (i.e. discontinuation of meeting fees) to align with peers and broader market practice.  Consequently, following the recommendations of the HR Committee, the Board approved to the following new compensation levels and structure, effective following the annual meeting of shareholders held on May 9, 2024:

Components	Prior Directors' compensation (C$)	New Directors' Compensation (C$)
Annual Retainer for Non-Executive Directors
Non-executive director of the Board - Retainer	40,000	80,000
Chair of the Board of Directors - Retainer	150,000	200,000
Retainer for the Committees and Respective Chair
Audit and Risk Committee - Chair	20,000	30,000
Audit and Risk Committee - Member	5,000	10,000
Human Resources Committee - Chair	20,000	25,000
Human Resources Committee - Member	5,000	10,000
All other Committees - Chair	15,000	20,000
All other Committees - Member	5,000	10,000
Value of Annual Equity Grant
Annual DSU Grant Value - Chair of the Board	150,000	150,000
Annual DSU Grant Value - Other Non-Executive Directors	120,000	135,000
Discontinued Compensation Components
Per Meeting Attendance Fees (in person or remote attendance)	1,500	Discontinued
Board and Committee Meeting Per Diem Fee (payable to non-executive Directors who are required to travel for at least four hours to attend a meeting)	1,000	Discontinued
Initial one-time DSU Award to newly appointed/elected directors	200,000	Discontinued

Director Compensation Table

The total value of retainers, attendance fees, share-based awards and other compensation paid by the Corporation to non-executive Directors in respect of meetings of the Board and its standing committees during the most recently completed financial year was C$2,195,311 as summarized in the following table:

30	2025 Management Information Circular

Name	Fees Earned (C$)(1)(2)	Share- Based Awards (C$)(3)	Option- Based Awards (C$)	Non-Equity Incentive Plan Compensation (C$)	Pension Value (C$)	All Other Compensation (C$)(4)	Total (C$)
Joanne Ferstman(5)	147,347	135,000	-	-	-	-	282,347
Edie Hofmeister	118,597	135,000	-	-	-		253,597
W. Murray John	108,597	135,000	-	-	-	2,000	245,597
Pierre Labbé	112,361	135,000	-	-	-	-	247,361
Wendy Louie(6)	33,583	101,852	-	-	-	-	135,435
Norman MacDonald	223,833	150,000	-	-	-	-	373,833
Candace MacGibbon	97,361	135,000	-	-	-	-	232,361
David Smith(7)	97,622	242,928	-	-	-	-	340,550
John R. Baird(8)	5,217	-	-	-	-	-	5,217
Robert Krcmarov(9)	79,013	-	-	-	-	-	79,013
NOTES:
(1)	Changes to the Director compensation components was effective following the annual meeting of shareholders held on May 9, 2024 and adjustments were applied thereto accordingly.
(2)	Attendance fees were paid to Directors until the annual meeting of shareholders held on May 9, 2024 and were thereafter discontinued.
(3)

Although the Corporation discontinued the practice of one-time Initial DSU Awards in February 2024, Mr. David Smith is the only new director who received such award upon his appointment on January 23, 2024.  The value of the one-time initial DSUs was C$19.20 as provided under the DSU Plan then in effect. The value of each DSU at the date of the annual grant, as per the terms of the DSU Plan, was C$22.31 for all non-executive Directors, except for the value of the annual grant made to Ms. Wendy Louie on August 8, 2024, which was C$22.19.

(4)

Per diem fees of C$1,000 were paid to Directors who traveled more than 4 hours to attend meetings until the annual meeting of shareholders held on May 9, 2024.  Per Diem fees were discontinued thereafter.

(5)

Effective as of the election of directors at the annual meeting of shareholders held on May 9, 2024, Ms. Joanne Ferstman ceased to act as a member of the Human Resources Committee and was appointed to the Independent Investment Review Committee on such date.

(6)

Ms. Wendy Louie was appointed to the Board of Directors on August 6, 2024 and was appointed to serve on the Environmental and Sustainability Committee on November 6, 2024. Accordingly, applicable retainer fees were effective as of such appointment dates.

(7)

Effective as of the election of directors at the annual meeting of shareholders held on May 9, 2024, Mr. David Smith was appointed to serve as a member of the Human Resources Committee. Accordingly, Committee retainer fees took effect as of such date.

(8)

Mr. John R. Baird resigned as a Director of the Corporation effective January 31st, 2024. Accordingly, annual retainer fees and other applicable fees were paid to the latter until his date of resignation.

(9)

Mr. Robert Krcmarov resigned as a Director of the Corporation effective October 30, 2024. Accordingly, annual retainer fees and other applicable fees were paid to the latter until his date of resignation and his annual grant of DSUs in the amount of $135,000 was cancelled upon his resignation.

The following table sets forth in detail each component of the total retainer, attendance fees and per diem paid to each non-executive Directors during the financial year ended December 31, 2024:

Annual Retainer(1)				Attendance Fees(2) and Per Diem(3)
Name	Board Member (C$)	Committee Member (C$)	Committee Chair (C$)	Board Meetings (C$)	Committee Meetings (C$)	Per Diem (C$)	Total Fees (C$)
Joanne Ferstman(4)	97,639	8,236	26,472	7,500	7,500	-	147,347
Edie Hofmeister	65,889	16,472	18,236	7,500	10,500	-	118,597
W. Murray John	65,889	24,708	-	7,500	10,500	2,000	110,597
Pierre Labbé	65,889	8,236	23,236	7,500	7,500	-	112,361
Wendy Louie(5)	32,088	1,495	-	-	-	-	33,583
Norman MacDonald	182,361	8,236	18,236	7,500	7,500	-	223,833
Candace MacGibbon	65,889	16,472	-	7,500	7,500	-	97,361
David Smith(6)	63,361	6,472	17,288	6,000	4,500	-	97,622
John R. Baird(7)	3,478	435	1,304	-	-	-	5,217
Robert Krcmarov(8)	52,411	13,103	-	7,500	6,000	-	79,013
TOTAL:	694,894	103,866	104,773	58,500	61,500	2,000	1,025,533

2025 Management Information Circular	31

NOTES:
(1)	Changes to the Director compensation components was effective following the annual meeting of shareholders held on May 9, 2024 and adjustments were applied thereto accordingly.
(2)	Attendance fees were paid to Directors were paid until the annual meeting of shareholders held on May 9, 2024. Attendance fees were discontinued thereafter.
(3)

Per diem fees of C$1,000 were paid to Directors who traveled more than 4 hours to attend meetings until the annual meeting of shareholders held on May 9, 2024.  Per Diem fees were discontinued thereafter.

(4)

Effective as of the election of directors at the annual meeting of shareholders held on May 9, 2024, Ms. Joanne Ferstman ceased to act as a member of the Human Resources Committee and was appointed to the Independent Investment Review Committee on such date.

(5)

Ms. Wendy Louie was appointed to the Board of Directors on August 6, 2024 and was appointed to serve on the Environmental and Sustainability Committee on November 6, 2024. Accordingly, applicable retainer fees were effective as of such appointment dates.

(6)

Effective as of the election of directors at the annual meeting of shareholders held on May 9, 2024, Mr. David Smith was appointed to serve as a member of the Human Resources Committee. Accordingly, Committee retainer fees took effect as of such date.

(7)

Mr. John R. Baird resigned as a Director of the Corporation effective January 31st, 2024. Accordingly, annual retainer fees and other applicable fees were paid to the latter until his date of resignation.

(8)

Mr. Robert Krcmarov resigned as a Director of the Corporation effective October 30, 2024. Accordingly, annual retainer fees and other applicable fees were paid to the latter until his date of resignation.

Deferred Share Unit Plan

The Corporation's DSU Plan, which is in effect since the date of its assent, April 30, 2014, was adopted to enhance the Corporation's ability to attract and retain talented individuals to serve as members of the Board of Directors of the Corporation and its subsidiaries and to promote alignment of interests between such individuals and Shareholders of the Corporation.

The number of DSUs credited to a director's account is calculated on the basis of the closing price of the Common Shares of the Corporation traded on the TSX on the day prior to the date of grant. Additional DSUs will automatically be granted to each participant whenever dividends are paid on the Common Shares of the Corporation.

As at December 31, 2024, the aggregate value of DSUs held by the Corporation's non-executive Directors was C$10,664,127.

Outstanding Share-Based Awards and Option-Based Awards

The table below sets forth, for each non-executive director, information regarding share-based awards outstanding as at December 31, 2024. Non-Executive Directors are not entitled to option-based awards.

Name	Share-based awards			Option-based awards
	Number of shares or units of shares that have not vested(1) (#)	Market or payout value of share-based awards that have not vested(1) (C$)	Market or payout value of vested share- based awards not paid out or distributed(1) (C$)	Number of securities underlying unexercised Options (#)	Option exercise price (C$)	Option expiration date (yyyy-mm-dd)	Value of unexercised in- the-money Options (C$)
Joanne Ferstman	6,060	157,742	3,197,525	-	-	-	-
Edie Hofmeister	6,060	157,742	509,407	-	-	-	-
W. Murray John	6,060	157,742	1,028,185	-	-	-	-
Pierre Labbé	6,060	157,742	1,945,170	-	-	-	-
Wendy Louie(2)	4,590	119,478	-	-	-	-	-
Norman MacDonald	6,720	174,922	280,994	-	-	-	-
Candace MacGibbon	6,060	157,742	811,615	-	-	-	-
David Smith	12,350	321,471	-	-	-	-	-
John R. Baird(3)	-	-	897,124	-	-	-	-
Robert Krcmarov(4)	-	-	390,710	-	-	-	-
NOTES:
(1)

All DSUs granted by the Corporation in 2024 vest on the day prior to the next annual meeting of Shareholders following such grant (value calculated using C$26.03, being the closing price of the Common Shares of the Corporation on the TSX on December 31, 2024.)

(2)	Ms. Wendy Louie was appointed to the Board of Directors on August 6, 2024.
(3)	Mr. John Baird resigned as a Director of the Corporation effective January 31st, 2024. No DSUs were awarded to him in 2024.
(4)	Mr. Robert Krcmarov resigned as a Director of the Corporation effective October 30, 2024. Therefore, DSUs granted in 2024 were cancelled following his resignation.

32	2025 Management Information Circular

Incentive Plan Awards - Value Vested or Earned during the Year

The following table discloses the aggregate dollar value that would have been realized during the year ended December 31, 2024 by each Non-Executive Directors if the DSUs awards had been settled on their respective vesting date and the aggregate value realized upon vesting of share-based awards.

Name	Option-Based Awards Value Vested during the Year (C$)	Share-Based Awards (DSUs/RSUs, as applicable) Value Vested during the year(1)(2) (C$)	Non-Equity Incentive Plan Compensation Value earned during the Year (C$)
Joanne Ferstman	n/a	151,213	n/a
Edie Hofmeister	n/a	121,101	n/a
W. Murray John	n/a	121,101	n/a
Pierre Labbé	n/a	121,101	n/a
Wendy Louie(3)	n/a	n/a	n/a
Norman MacDonald	n/a	235,547	n/a
Candace MacGibbon	n/a	121,101	n/a
David Smith(4)	n/a	n/a	n/a
John R. Baird(5)	n/a	n/a	n/a
Robert Krcmarov(6)	n/a	73,970	n/a

NOTES:

(1) Unless otherwise decided by the Board of Directors, all DSUs awarded by the Corporation vest on the day prior to the next annual meeting of Shareholders following such grant.

(2) The value of vested DSUs is based on the closing price of the Common Shares on the TSX one day prior to the annual meeting of Shareholders held on May 9, 2024, being C$21.82 multiplied by the number of DSUs vested in 2024.

(3) Ms. Wendy Louie was appointed to the Board of Directors on August 6, 2024.

(4) Mr. David Smith was appointed to the Board of Directors on January 23, 2024.

(5) Mr. John R. Baird resigned as a Director of the Corporation effective January 31st, 2024.

(6) Mr. Robert Krcmarov resigned as a Director of the Corporation effective October 30, 2024.

Settlement of DSUs

In 2024, the Corporation settled 65,157 DSUs to former Directors by issuing Common Shares of the Corporation, net of tax withholdings. In January 2025, 15,381 DSUs were also settled to a former Director by issuing 6,980 Common Shares of the Corporation, net of tax withholdings.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the Corporation's knowledge, no proposed director is, at the date of this Circular, has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that, (i) while the proposed director was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (ii) after the proposed director ceased to act in that capacity but which resulted from an event that occurred while that person was acting in such capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

To the Corporation's knowledge, no proposed director is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for Ms. Edie Hofmeister, who was a director of Minto Metals Corp., a company who appointed PricewaterhouseCoopers Inc. as Receiver of the company by order of the Supreme Court of British Columbia on July 24, 2023.

In addition, to the knowledge of the Corporation, no proposed director has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

Furthermore, to the knowledge of the Corporation, no proposed director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

2025 Management Information Circular	33

QUICK FACTS - EXECUTIVE COMPENSATION
EXECUTIVE COMPENSATION - GOVERNANCE	SAY ON PAY VOTE	Yes
	NEW IN 2024 - DOUBLE TRIGGER CHANGE OF CONTROL	Yes
	CLAWBACK PROVISION	Yes
	BURN RATES	DSUs: 0.04% Options: 0.15% RSUs: 0.17%
	OVERHANG	Options: 2.51%
	DILUTION RATIO	Options:1.32%
	CAPS ON COMPENSATION	Non-equity annual incentive compensation and performance RSUs vesting are capped at 200% of target
	INDEPENDENT COMPENSATION ADVISORS	Yes
COMPENSATION COMPONENTS	CASH COMPONENTS	Base Salary Short-Term Incentive - CEO ⮚ 80% Team Approach ⮚ 20% Individual Performance Short-Term Incentive - Other Named Executives ⮚ 75% Team Approach ⮚ 25% Individual Performance
	LONG-TERM EQUITY COMPONENTS (2024): (GRANT SIZED ON A PERCENTAGE OF THE TARGET CASH COMPONENT)	Options 20% of target Long-Term Incentive ⮚ Vesting over 3 years (1/3 at each anniversary of grant) ⮚ 5-year term (maturity)
RSUs 80% of target Long-Term Incentive ⮚ 50% Time-based (1/3 vesting at each anniversary of the grant date) ⮚ 50% Performance-based (3-year vesting)
	NEW IN 2025 - EQUITY COMPONENTS:	Options: Granting of Options discontinued effective 2025. ⮚ RSUs: Annual Grants 100% in RSUs 50% Time-based (1/3 vesting at each anniversary of the grant date) ⮚ 50% Performance-based (3-year vesting)
SECURITIES OWNERSHIP GUIDELINES	BOARD	3 Times the Annual Basic retainer and DSUs
	NEW HOLDING REQUIREMENT FOR EXECUTIVES	Mandatory holding: 30% of Annual Base Salary must be held in Common Shares
EXECUTIVES:
	⮚ President and Chief Executive Officer:	5 Times Annual Base Salary (currently over 6 times the annual base salary)
	⮚ Vice President, Finance and Chief Financial Officer:	3 Times Annual Base Salary (currently reaches over 13 times the annual base salary)
	⮚ Vice-President, Legal Affairs and Corporate Secretary	3 Times Annual Base Salary (currently reaches over 16 times the annual base salary)
	⮚ Vice President, Corporate Development	2 Times Annual Base Salary (currently reaches over 6 times the annual base salary)

34	2025 Management Information Circular

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Governance

The Board of Directors of Osisko is responsible for establishing and administrating a compensation program for the executive team of the Corporation. The Board of Directors has delegated the oversight of the compensation program and human resources matters to the HR Committee, which is composed entirely of independent Directors. The HR Committee has the responsibility to ensure that the Corporation attracts and retains a senior leadership team that will develop and execute a strategic plan, with a view to deliver superior value over the long-term to the Corporation's Shareholders and other stakeholders. In carrying out its duties, the HR Committee consults the President and Chief Executive Officer, the Vice President, Finance and Chief Financial Officer and the Vice President, Legal Affairs and Corporate Secretary.  The HR Committee may also hire and retain, from time to time, the services of external consultants, at its discretion. The HR Committee also reviews various senior management development programs, as well as a succession plan for key positions.

The Corporation also engages with Shareholders with respect to compensation matters in addition to submitting to its Shareholders annually an advisory resolution on Osisko's approach to executive compensation.  The HR Committee assesses the compensation structure on an annual basis to ensure that it is aligned with corporate performance and Shareholders' interests.

Composition of the Human Resources Committee

The HR Committee is currently comprised of the following four Directors: Mr. Pierre Labbé (Chair), Ms. Edie Hofmeister, Ms. Candace MacGibbon and Mr. David Smith, all of whom are independent as defined under Regulation 52-110.

Relevant Education and Experience of Members of the HR Committee

The Board recognizes the importance of appointing independent, knowledgeable and experienced members to the HR Committee, who have the necessary background in executive compensation and risk management to fulfill the HR Committee's duties and responsibilities. All members of the HR Committee have extensive experience as described in the Directors' biographies outlined previously. Specifically, they bring the following experience and skills set to the HR Committee:

Mr. Pierre Labbé is Executive Vice-President, Finance of Fonds QScale S.E.C. since April 1st, 2022, a fast-growing company recognized for its innovative concept of eco-responsible computing centers.  Over the years, Mr. Labbé has held senior positions in a number of industries that allowed him to acquire knowledge and experience in relation to human resource matters, including on compensation matters. In addition, Mr. Labbé holds a Bachelor's Degree in Business Administration and a license in accounting from Université Laval, Québec City.  He is a member of Ordre des comptables professionnels agréés du Québec, the Chartered Professional Accountants of Canada and the Institute of Corporate Directors. He holds the ICD.D designation from the Institute of Corporate Directors.

Mr. Labbé joined the board of directors of the Corporation in 2015 and became member of the HR Committee in June 2020 and was appointed Chair of the HR Committee on May 12, 2021.

Pierre Labbé

Ms. Hofmeister has advised large and small multi-national extractive companies on legal and ESG matters for over twenty years. Most recently she served as Executive Vice President Corporate Affairs and General Counsel for Tahoe Resources where she led the Legal, Sustainability, Human Resources and Government Affairs departments and helped grow Tahoe from a junior exploration company to a mid-cap precious metals producer.  Since 2006, she has worked alongside rural and indigenous communities in India, Peru, Guatemala, Mexico and Canada to enhance food, work and water security. Ms. Hofmeister received a Bachelor of Arts degree in international relations from UCLA, a Master of Arts degree in international peace studies from the University of Notre Dame and a Juris Doctor degree from the University of San Francisco.

Ms. Hofmeister was appointed to the HR Committee in June 2023 and her management experience as well as her governance expertise is a valuable addition to the HR Committee.

Edie Hofmeister

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Ms. Candace MacGibbon has over 25 years of experience in the mining sector and capital markets.  Through her senior positions in the mining industry and more recently as Chief Executive Officer of INV Metals Inc., a Canadian mineral resource company focused on the development and exploration of the Loma Larga gold property in Ecuador, she managed and motivated her executive team in a complex, foreign and challenging environment. Ms. MacGibbon is a chartered professional accountant she holds a Bachelor of Arts - Economics from the University of Western Ontario and a Diploma in Accounting from Wilfrid Laurier University.

In 2023, she received a Cybersecurity Certification from Cornell University and holds the ICD.D designation from the Institute of Corporate Directors.  Ms. MacGibbon is enrolled in a Master of Arts Psychological Counselling Program.

Ms. MacGibbon was appointed to the HR Committee in May 2021.

Candace MacGibbon

Mr. David Smith retired as Executive Vice-President, Finance and Chief Financial Officer of Agnico Eagle Mines Limited in May 2023, having held the position since 2012.  He had joined Agnico Eagle's investor relations team in 2005.  Prior to this, Mr. Smith was a mining analyst and has also held a variety of mining engineering positions in Canada and abroad.  He is a Chartered Director and is currently the Chair of Canada Nickel Company's Board of Directors. Mr. Smith is a former Director of Three Valley Copper and eCobalt Solutions.

He holds a B.Sc. (Queen's University) and M.Sc. in Mining Engineering (University of Arizona).

Mr. Smith was appointed to the HR Committee in May 2024.

David Smith

Over the years, the Corporation has developed a number of features in connection with its compensation program aiming at mitigating risks taking, promoting pay-for-performance, ensuring an effective oversight by the HR Committee, ensuring that the Board and Management's interest are aligned with those of the Shareholders and attracting and retaining key employees.  The table below provides a summary of such features.

The Corporation's Undertakings	Risk Mitigation	Pay for performance	Shareholder Alignment	Attract and retain
Maintain a pay-for-performance philosophy in which meaningful executive compensation is at risk and is based on performance against pre-defined objectives that reflect our strategy		✓	✓	✓
Incorporate long term view in all investment decision-making processes and ensure our compensation plan does not encourage inappropriate risk-taking	✓		✓

 Policy on recovery covers all incentive-based compensation (including any cash or equity compensation) that is granted, earned or vested based wholly or in part upon the attainment of any "financial reporting measure" as described in the Policy on recovery

	✓		✓
Maintain an HR Committee of independent Directors who have the competencies, knowledge and experience to carry out their responsibilities; the HR Committee may retain an independent advisor	✓
50% of the RSUs are performance-based and settled in Common Shares of the Corporation on the third anniversary of the grant	✓	✓	✓	✓
50% of the RSUs are time-based and 1/3 are settled in Common Shares at each anniversary of the grant date	✓		✓	✓

36	2025 Management Information Circular

The Corporation's Undertakings	Risk Mitigation	Pay for performance	Shareholder Alignment	Attract and retain
All Named-Executives participate in the Employee Share Purchase Plan (the Corporation credits an amount equal to 60% of their contribution, up to a maximum of $9,000 per year)			✓	✓
Corporate objectives are determined for the short-term and long-term awards, including personal objectives for the short-term incentive	✓	✓	✓
Benchmarking executive cash compensation and share-based compensation against the Corporation's peers				✓

 Maintain Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy, Code of Ethics, Whistleblowing Policy, Human Rights Policy, Conflict of Interest and Related Party Transaction Policy to protect the Corporation's assets and conforming to the Corporation's principles and act in the outmost respect in all business affairs

✓
Hedging is prohibited for all Directors and Officers of the Corporation	✓		✓

 Restrict insiders and others who have access to material undisclosed information from trading in the Corporation's securities during blackout periods as provided under our Securities Trading Policy.  Directors, officers and employees are required to pre-clear transactions before carrying out a trade in the securities of the Corporation

✓

 Directors and officers are subject to the Corporation's Securities Ownership Guidelines (ranging from 2.0 to 5.0 times the level of relevant compensation). Mandatory holding of 30% of the value of the required ownership level in Common Shares for Executive Officers

	✓		✓
No payout of short-term incentive award when performance is below minimum threshold (payout ranges 0% to 200% of target)		✓	✓
No payout of long-term incentive award when performance is below minimum threshold (payout ranges 0% to 200% of target)		✓	✓
No guaranteed increases in compensation in employment agreements		✓
No repricing, backdating or changes of Options or other long-term incentive awards	✓		✓

Work Performed by the Human Resources Committee

The following summarizes the work highlights performed by the HR Committee between January 2024 and March 2025:

Compensation, Governance and Administrative Matters

The HR Committee reviewed:

  the organizational structure of the Corporation, including the hiring of executives as well as the Corporation's compensation philosophy, remuneration practices and governance related thereto; and monitored development in talent management;
  the proposed 2024 annual incentive objectives and the 2024-2026 long-term objectives, as well as the concurrent long-term grants (Options and RSUs) and provided its recommendations to the Board of Directors;
2025 Management Information Circular	37

  a number of policies including the human resources, health and safety policy and the policy on recovery of incentive compensation;
  the Corporation's four equity plans and recommended to the Board of Directors the approval of the 2024 annual grants of DSUs to non-executive Directors;
  revised compensation components for Non-Executive Directors;
  the Charter of the HR Committee and approved the Annual Work Program;
  the compensation disclosure contained in the Circular and recommended approval to the Board of Directors;
  the 2024 voting results for the advisory resolution on executive compensation ("Say-on-Pay");
  review of the 2024 short-term and long-term incentive payouts; and
  approval of objectives for the 2025 short-term incentive and 2025-2027 long-term incentive.

Succession Planning

The HR Committee regularly meets with Management of the Corporation. During these meetings, the members of the HR Committee have the opportunity to evaluate potential successors to senior Management. In addition, the HR Committee monitors training and development programs of Management.  The Corporation has a succession planning program to ensure the development of talent for future roles and to be ready for unplanned departures and position vacancies. The Board of Directors is supported in this function by the HR Committee, which makes recommendations on the appointment, assessment, compensation and termination (as applicable) of the President and Chief Executive Officer and other senior executives.  The HR Committee, with the assistance of Management, advises the Board on the Corporation's succession planning program, including the appointment, development and monitoring of senior executives. Each year, the Management team reviews the succession planning program and prepares a succession plan report covering a number of critical positions, including the President and Chief Executive Officer and other senior executives. For each critical position, candidates are identified and assessed as to their ability to fill such position in the short- to long-term. Individualized development plans to prepare such candidates may include leadership training, mentoring and other special programs. The annual succession plan report is presented to the HR Committee for review, analysis, discussion and reporting to the Board of Directors.

COMPENSATION DISCUSSION AND ANALYSIS

The compensation philosophy of the Corporation is based on providing a competitive base salary, along with short and long-term incentives that payout on the achievements of key performance and strategic goals, which will create value for Shareholders and other stakeholders over the long-term.

Named Executives

During the Corporation's fiscal year ended December 31, 2024, the following individuals were named executives ("Named Executives") of the Corporation and its wholly-owned subsidiary Osisko Bermuda Limited ("OBL"):

Name	Age	Position(s) held at Osisko
Jason Attew	55	President and Chief Executive Officer ("CEO")
Frédéric Ruel	48	Chief Financial Officer and Vice President, Finance ("CFO")
André Le Bel	57	Vice President, Legal Affairs and Corporate Secretary ("VP Legal")
Iain Farmer	39	Vice President, Corporate Development ("VP Development")
Michael Spencer	38	Managing Director of OBL (the "OBL Named Executive")

In establishing the compensation programs for Messrs. Attew, Ruel, Le Bel and Farmer (the "OR Named Executives"), the HR Committee monitors compensation trends within the mining industry and seeks input from external advisors as required and may also conduct comparative studies. The HR Committee also monitors Shareholders' feedback on compensation, including the results of the annual advisory vote on compensation received from Shareholders. One of the key responsibilities of the HR Committee is to ensure that such compensation will allow the Corporation to attract and retain senior individuals to develop and execute the strategic plan of the Corporation to maximize Shareholder value.

The HR Committee monitors and reviews the inherent risks related to the compensation program.  To date, the Corporation has generally been able to attract and retain Management talent to develop and execute its value creation plan.

38	2025 Management Information Circular

Since 2022, the HR Committee transitioned from a team approach to short-term incentive compensation to a mix of collective corporate (75%/80% for NEOs/CEO) and individual components (25%/20%).  In 2024, based on the recommendation of the HR Committee, the Board of Directors approved the corporate objectives for OR Named Executives of the Corporation and mandated the CEO to establish individual objectives for the OR Named Executives.

OBL:

Given the size of OBL, it does not have a human resource committee; all matters relating to the company are managed by the OBL board of directors.  The OBL board of directors approves all hiring and compensation matters.

Independent Compensation Consultants

In 2024, the HR Committee mandated Hugessen to conduct a review and analysis of the executive compensation.  Hugessen also assisted the HR Committee in determining the Corporate Objectives under the incentive programs, as well as in the selection of the Corporation's peer companies.

2024 Compensation Advisory Fees

The following table summarizes compensation consultant advisory fees related to OR Named Executives incurred by the Corporation in 2024 and in 2023:

	Fees incurred in 2024	Fees incurred in 2023
Hugessen Consulting Inc. Compensation consulting services	C$60,164	C$64,852

Compensation Comparator Group

To support the members of the HR Committee in conducting a review of executive compensation, Hugessen reviewed the Corporation's compensation peer group.

Outlined below are the eight (8) publicly-traded Canadian companies that comprise the 2024 peer group ("2024 Peer Group"). The peers were selected based on criteria that included company size (market capitalization, total enterprise value, total assets and total revenues), geographic and industry/operations (mining operator / mining or oil and gas royalty business).  The percentile rank of the Corporation is at 47%, slightly below the 50th percentile across the sizing metrics (market capitalisation and total enterprise value).

2024 Peer Group
Name	Industry	Head Office	Market Cap (C$M)
Osisko Gold Royalties Ltd	Mining Royalty	Canada	$3,551

Royal Gold, Inc.	Mining Royalty	U.S.A.	$10,294
PrairieSky Royalty Ltd.	Oil and Gas Royalty	Canada	$5,458
Triple Flag Precious Metals Corp.	Mining Royalty	Canada	$3,457
Sandstorm Gold Ltd.	Mining Royalty	Canada	$1,887
Altius Minerals Corporation	Mining Royalty	Canada	$852
Alamos Gold Inc.	Mining Operator	Canada	$6,578
Lundin Gold Inc.	Mining Operator	Canada	$3,789
Eldorado Gold Corporation	Mining Operator	Canada	$3,411
Peer Percentile
25th			$3,030
50th			$3,623
75th			$5,738
Osisko Gold Royalties Ltd Percentile Rank			47%
NOTE: (1) As at December 31, 2023 (in CAD).

2025 Management Information Circular	39

Compensation Policy

Osisko and OBL:

As is typical in the royalty industry, the Corporation's executive compensation policy is comprised of a combination of cash, Option grants and RSU grants to OR Named Executives and OBL Named Executive.

Components of the Compensation Program

The combination of base salaries, annual incentive, option grants and RSU grants (which are full value shares, payable in cash or in Common Shares, at the Corporation's discretion, as at the end of the three-year vesting period), is intended to ensure alignment of the interest of the executive team with that of Shareholders by focusing on long-term growth and to attract and retain talent in a competitive employment market. Grants of Options and RSUs to OR Named Executives and OBL Named Executive are made on an annual basis, at a moment deemed appropriate by the HR Committee (or, in case of the OBL Named Executive, by the OBL board of directors). Annual incentive, option grants and RSU grants (timed-based and performance-based) represent the value at risk portion of the total compensation of each OR Named Executive and OBL Named Executive.

One third of each option granted vests on each of the first three anniversaries of such grant, unless otherwise decided by the HR Committee (or, in case of the OBL Named Executive, by the OBL board of directors), as provided for in the Stock Option Plan. RSU grants are generally subject to the following vesting terms: one half (1/2) is time-based and one third (1/3) vests at each anniversary of such grant while the remaining half (1/2) performance RSUs, only vest on the third anniversary of such grant and is subject to the achievement of approved long-term objectives over a three-year period (as more thoroughly described below under the heading "Long-Term Incentive Compensation"). The HR Committee considers that such performance criteria improve the alignment of grant recipients with the Corporation's Shareholders' interests and further promotes value creation.

Options and RSUs also enable the Corporation to balance the ratio of long-term to short-term compensation to levels commensurate with mining industry peers and to enhance OR Named Executives' and OBL Named Executive's alignment with value creation for the Corporation's Shareholders. The Stock Option Plan, RSU Plan and the DSU Plan are further described under the heading "Long-Term Incentive Compensation" below.

Effective in 2025, the Corporation discontinued the practice of granting Options as part of the long-term compensation mix and replaced such equity grant with 100% RSUs (Half of the RSUs are time-based and vest one third (1/3) at each anniversary of the grant, and the other half are performance-based and vest on the third anniversary of the grant based on the achievement of predetermined performance criteria.

40	2025 Management Information Circular

Pay Mix

Osisko and OBL:

Following are the targets for each of the four components of the compensation of the OR Named Executives and OBL Named Executive in comparison to the actual compensation they received for 2024:

Management of Compensation Risks

The HR Committee structures the components of the compensation program to generate adequate incentives to increase Shareholder value in the long-term while maintaining a balance to limit excessive risk taking.

As part of measures in place to mitigate risks related to compensation structure, the HR Committee establishes the total compensation of the OR Named Executives based on a balanced approach between fixed and variable compensation components. The use of multiple components limits the risks associated with having the focus on one specific component and provides flexibility to compensate short to medium term goals and long-term objectives to maximize Shareholder value.

The fixed component of each OR Named Executives' compensation comprises the base salary, which represented between 16% and 27% of their total compensation in 2024. The components forming the remaining 73% to 84% represent the "value at risk" and focus on the achievement of short and long-term objectives. It comprises an annual incentive (100% performance-based on a yearly basis) and annual grants of RSUs (one half of which is performance-based over a 3-year period) and Options.

The long-term compensation comprises RSUs and Options. The HR Committee believes that the Corporation's granting and vesting practices provide sufficient incentives to motivate the OR Named Executives in the long-term to increase the overall value of the Corporation and thereby provide an adequate alignment of their interest with those of the Shareholders.

Options granted in 2024 vest over a three-year period and have a five-year term. The HR Committee considers that these characteristics provide sufficient incentives to motivate the OR Named Executives in the long-term to increase the overall value of the Corporation.  Notwithstanding the foregoing, because of the nature of an option, market volatility may result in financial benefit, which may not be strictly related to the performance of the Corporation.  For 2024, the HR Committee maintained Options at 20% of the long-term incentive and 80% for RSUs (half being performance-based).

2025 Management Information Circular	41

Effective February 2025, the HR Committee and the Board of Directors of the Corporation decided to discontinue the practice of granting Options as part of the long-term compensation mix and replaced such equity grant with 100% RSUs (50% time-based vesting one third (1/3) at each anniversary of the grant, and 50% performance-based RSUs vesting on the third anniversary of the grant).

Within the scope of ensuring best practices, the HR Committee adopted formal securities ownership guidelines in 2015, which were amended in November 2023 to further align the long-term interests of the OR Named Executives to those of the Shareholders.  The level of ownership has been increased for certain OR Named Executives and other officers.  In 2024, the Corporation also implemented a mandatory holding of 30% of the value of the required ownership level in Common Shares for Executive Officers.

Additional information on the securities ownership guidelines is provided under the heading "Securities Ownership".

In the annual review of risks presented to the Corporation's Audit and Risk Committee, no specific risks were identified in connection with Executive compensation. As Ms. Candace MacGibbon and Mr. Pierre Labbé are members of the Audit and Risk Committee and of the HR Committee, they bring their knowledge, experience and insight on risk issues to the HR Committee. In case that a human resources or management compensation related risk be identified, such risk(s) would be disclosed to the HR Committee which is responsible to follow-up on the implementation of the associated recommendations.  The HR Committee would then report the implementation results back to the Board of Directors.

Based on the review performed in the last financial year, no risks associated with the Corporation's compensation policies and practices that are likely to have a material adverse effect on the Corporation were identified. The HR Committee considers that the compensation mix, procedures, policies and guidelines currently in place to mitigate key risks relating to compensation are adequately managed and do not encourage excessive risk taking that would likely have a material adverse effect on the Corporation. The HR Committee will continue to monitor and review the Corporation's compensation policies and practices annually to ensure that no component of the Named Executives' compensation includes risk taking.  In addition, the Independent Investment Review Committee examines investment proposals submitted by Management, which also contributes to mitigate risks relating to compensation as investment risks are adequately managed.

The compensation components are detailed below. The Corporation has not adopted any retirement benefits or pension plan for its Directors and officers.

OBL:

As part of measures in place to mitigate risk related to compensation structure, the OBL board of directors establishes the total compensation of the OBL Named Executive based on a balanced approach between fixed and variable compensation components.  Because of the similarities between the compensation program of OBL and that of the Corporation, the Corporation considers that the OBL compensation program does not generate excessive risk taking.

Base Salary

The base salary is the only fixed component of the compensation of the OR Named Executives. The Corporation's policy is to establish base salaries for executive officers that are competitive with relevant salaries paid to executive officers of a comparator group, while recognizing executive officers' experience, competencies and track record of accomplishments and generally preserving a fair approach toward remuneration. Salary levels therefore reflect the overall corporate performance of the Corporation, comparative market data and individual performance. The salaries of the OR Named Executives are reviewed and, as applicable, adjusted yearly by the HR Committee considering the overall performance of the OR Named Executives, competitive market pay positioning, and, as applicable, general market conditions and other relevant sources of information.

In January 2024, the HR Committee retained the services of Hugessen to review the competitiveness of compensation level for the Executives of the Corporation, excluding the CEO role. Based on the benchmarking analysis performed by Hugessen, it was found that, relative to the market pay data, Executives of the Corporation are positioned below the median on a target total direct compensation basis.  This below median positioning is primarily due to below median base salaries. Based on previous review in December 2022, the Corporation was positioned above P60 across all size metrics at the time.

42	2025 Management Information Circular

Based on the benchmarking analysis, the HR Committee and the Board approved salary adjustments for all OR Named Executives, excluding the CEO who joined the Corporation in January 2024 and the OBL Named Executive, whose compensation is reviewed by the OBL board of directors.  The adjustments moved the target total direct compensation positioning closer to the peer median but still below such median.

OBL:

The base salary on the OBL Named Executive is established and paid in US dollars. It is the only fixed component of the compensation of the OBL Named Executive and it is established by the OBL board of directors with a view to be competitive, taking into consideration the executive officer's experience, competencies and track record of accomplishments. The salary of the OBL Named Executive is reviewed and, as applicable, adjusted yearly by the board of directors of OBL, taking into account the overall corporate performance of OBL and a variety of other factors including benchmarking against other entities (including the Corporation), general market conditions and other relevant sources of information.

In addition to his base salary, the OBL Named Executive is entitled to:

- an annual cost of living subsidy (the "COL Subsidy") equal to approximately $197,350 (US$144,000) plus 20% of the OBL Named Executive's total target cash compensation (comprised of the base salary plus target short-term incentive). Payment of the COL Subsidy shall be made periodically as per the residential lease agreement of the OBL Named Executive.

Annual Incentive Compensation

The HR Committee believes that long-term growth of value for Shareholders is derived from the execution of short- and long-term approved strategic initiatives.

The annual incentive program for the OR Named Executives is 75%-80% based on their performance as a team against corporate objectives approved by the Board of Directors. Bonuses are paid in full following awards approved by the Board of Directors, based on the recommendation of the HR Committee. The target for the total annual incentive compensation for OR Named Executives varies between 75% and 100% of their respective base salary.  However, payment under the 2024 annual incentive compensation could range from 0% to a maximum of 200% of target, depending on the assessment of the achievement as determined by the Board of Directors. For greater clarity, annual incentive compensation does not represent a guaranteed compensation for the OR Named Executives as the determination of the performance relating to such compensation remains the sole prerogative of the Board of Directors who can decide not to pay any bonus to any OR Named Executive.

As part of its duties and responsibilities and in conjunction with year-end assessments, the HR Committee reviews the realization of the Corporation's objectives and meet with Management to discuss and consider each element contained in the corporate objectives. The HR Committee also meets in camera to discuss this matter.

The Corporation's 2024 short-term key objectives (the "2024 Key Objectives") consist of elements included in the following five main criteria, which are either quantitatively assessed or have meaningful criteria reviewed by the HR Committee, as well as the individual component:

The following is a summary of the group's achievements against the 2024 Key Objectives, representing 75%-80% of the short-term incentive, with further details provided below.

2025 Management Information Circular	43

1. Relative Performance

In 2024, the Corporation's share price increased by 36.5%, which exceeded the performance index ("Performance Index") median (composed of 7 royalty companies, the S&P Global Gold Index, gold price and silver price) by 3.2%, falling slightly below the maximum threshold (+15% total shareholder return ("TSR")). The performance was assessed at 176%, slightly below the "maximum" level (i.e. 200% of the target).

2. Growth

This criteria was focused on adding near-term growth as well as quality of overall growth acquisitions. The Corporation added approximately 5,000 near-term GEOs to its profile in 2024. The performance was assessed at "target" level (i.e. 100% of the target).

3. GEOs Earned

For this criteria, the actual GEOs earned were compared to the approved forecasted guidance.  In 2024, the Corporation earned 80,740 GEOs.  Compared to the original guidance and despite the loss of the Eagle Gold royalty in June 2024, the Corporation's results were within 3% of the bottom range, and based on the revised forecast, the Corporation's results were above the mid-point of the target (between 77,000 - 83,000 GEOs). Accordingly, as the results ranged between 3% of the bottom of the original guidance and above the mid-point of the target of the revised forecast, the performance of the Corporation was established between the "threshold" and "target" levels (i.e. 75% of the target).

4. Portfolio Management

The portfolio management objective was to monitor, manage and maximize the value of existing assets, including the equity book and high-value restructuring assets.  The Corporation continued to streamline its equity book in 2024, and made significant progress in restructuring the Amulsar project and several other underperforming assets. The equity position in Osisko Development Corp. ("Osisko Development") continued to be diluted during 2024 to reach 24.4% at the end of the year. The HR Committee therefore assessed the performance at "above target". (i.e. 150% of the maximum target).

5. Environment, Sustainability and Governance

The Corporation developed a more substantive Sustainability report in 2024, which provided enhanced content, in a structure that is easily recognized and referenced by key stakeholders and advisory firms.  The 2023 Sustainability report was also prepared in reference to the Global Reporting Initiative as well as more fully reporting against SASB Standards and, guided by the IFRS S2 climate-related disclosures. The 2023 Sustainability report was released in April 2024. Additionally, the Corporation improved its ratings with Sustainalytics ESG, MSCI ESG and ISS QualityScore during 2024.

44	2025 Management Information Circular

The Corporation's implementation of the due diligence tool has been 100% deployed in subsequent due diligence stages since early 2024, and has also been included in asset audits through its continuous monitoring program. The Corporation also continued to deploy donations and/or engage in contributions/initiatives in partnership with mining partners and local communities. The HR Committee assessed the performance at "target level" (i.e. 100% of the target).

Assessment of 2024 Key Objectives by the HR Committee

The HR Committee reviewed Management's assessment of the 2024 achievements against the Corporation's objectives, discussed with Management and thereafter, the HR Committee met in camera to discuss and consider the collective and individual payout under the short-term incentive program.

The HR Committee provided its recommendation to the Board, which also deliberated with and without the presence of senior members of Management and approved the following assessment of the 2024 Key Objectives set forth below:

2024 Key Objectives	Target (%)	Achievement (%)
1. PERFORMANCE: Relative TSR versus Performance Index	25	44.0
2. GROWTH METRIC: Addition of steady state, near-term GEOs per annum as well as quality of overall growth acquisitions	15	15.0
3. GOLD EQUIVALENT OUNCES (GEOs Earned): Actual GEOs earned compared to the approved forecasted guidance	20	15.0
4. PORTFOLIO MANAGEMENT: Monitor, manage and maximize value of existing assets	25	37.5
5. ESG: Maintaining high-level of ESG reporting and compliance improvement of ESG rankings, ESG due diligence in integration for new opportunities and ESG contributions/initiatives with mining partners and local communities	15	15.0
	100	126.5

The HR Committee also received Management's recommendation relating to the individual performance of the OR Named Executives.  Messrs. Attew, Ruel, Le Bel and Farmer were assessed on their results and impact on achieving their individual objectives.  In assessing the performance of the OR Named Executives, the HR Committee considered their ability to foster an environment of collaboration and teamwork, exhibiting leadership behaviors consistent with the organization's core vision and values. Further to the HR Committee's recommendation, the Board reviewed and discussed the recommendation of the HR Committee for the OR Named Executives and approved the assessment and payment of the annual incentive award to the OR Named Executives, for the financial year ended December 31, 2024.  The individual component for the following OR Named Executives accounts for 20% for the CEO and 25% for other OR Named Executives under the short-term incentive compensation.

OR Named Executives	Target (%)	Achievement (%)
Jason Attew, CEO	20.00	24.00
Frédéric Ruel, CFO	25.00	27.50
Andre Le Bel, VP Legal	25.00	27.50
Iain Farmer, VP Development	25.00	31.25

OR Named Executives	Value of the 2024 Annual Incentive Award (C$)	Value of the 2023 Annual Incentive Award (C$)
Jason Attew, CEO	813,800	n/a
Frédéric Ruel, CFO	385,500	442,500
Andre Le Bel, VP Legal	397,800	469,100
Iain Farmer, VP Development	378,400	332,900
2025 Management Information Circular	45

OBL:

Given the size of OBL, it does not have a human resource committee; all matters relating to the company are managed by the OBL board of directors.  The board of directors of OBL approves the corporate objectives and monitors and assesses the achievement thereof through the year and at year-end. Such objectives include the following metrics: growth, portfolio management, corporate and operational efficiency, corporate responsibility and return on equity.

For 2024, the OBL board of directors concluded, after assessment of achievements made by the company, that such objective had been achieved at a rate of 125%.  The OBL board of directors approved the following payment of the annual incentive award to the OBL Named Executive, for the financial year ended December 31, 2024:

Named Executives	Value of the 2024 Annual Incentive Award (C$)(1)	Value of the 2023 Annual Incentive Award (C$)(1)
Michael Spencer, Managing Director	351,011	354,296

NOTE:

(1) As Mr. Spencer's cash compensation is in U.S. dollar, his annual incentive award was converted in Canadian dollars using the average foreign exchange rate for each applicable year (US$256,250 converted at 1.3698 in 2024, and US$262,500 converted at 1.3497 in 2023)

Long-term Incentive Compensation

Osisko and OBL:

The Corporation's long-term compensation program ensures the alignment of the OR Named Executives and the OBL Named Executive with Shareholders and other stakeholders in the value creation process. The long-term incentive compensation provides an effective retention measure for key senior executives. The establishment of a balance between short- and long-term incentive compensation is essential for the Corporation's sustained performance, including its ability to attract, motivate and retain a pool of talented executives in a very competitive employment market. To achieve this balance and to complement the existing Stock Option Plan, the Corporation adopted an Employee Share Purchase Plan and a RSU Plan.

The targeted quantum of the long-term component of the OR Named Executives' and OBL Named Executive compensation as a percentage of their total compensation is identified below, however such percentage remains subject to a review by the HR Committee and, as applicable, the board of directors of OBL:

Named Executives	Targeted Percentage of the long-term component of Named Executives' compensation over their total compensation
Jason Attew, CEO	60%
Frédéric Ruel, CFO	54%
André Le Bel, VP Legal	54%
Iain Farmer, VP Development	42%
Michael Spencer, Managing Director, OBL	50%

The Stock Option Plan, the Employee Share Purchase Plan, the RSU Plan and the DSU Plan are hereinafter collectively referred to as "Osisko's Long-Term Incentive Plans".

The HR Committee manages Osisko's Long-Term Incentive Plans with full authority. The HR Committee reviews ad hoc and annual grants of Options and RSUs based on recommendations made by the CEO for his direct reports and the Chair of the Board in respect of DSUs to be granted to non-executive Directors. The HR Committee, in turn, considered such recommendations and, as appropriate, made recommendations to the Board of Directors, including any awards for the CEO. In reviewing Management's recommendation relating to grants under the Long-Term Incentive Plans, the HR Committee and the Board of Directors may take into account past grants. In the case of grants to the OBL Named Executive, the HR Committee and the Board of Directors act on the recommendation of the OBL board of directors.

46	2025 Management Information Circular

Options

In 2023, the Shareholders re-confirmed the Stock Option Plan, which was initially approved in 2014, allowing for the grant of Options to officers and employees of the Corporation and its subsidiaries, designated by the Board of Directors, at its entire discretion, to align their interest to those of Shareholders.

Effective in 2025, the granting of Options has been discontinued by the Corporation.  Under the current Stock Option Plan, Options may be granted at an exercise price determined by the Board but shall not be less than the closing market price of the Common Shares on the TSX on the day prior to their grant. No participant shall be granted an Option which exceeds 2.5% of the issued and outstanding Common Shares at the time of granting of the option. The number of Common Shares issued to insiders of the Corporation within one year and issuable to the insiders of the Corporation at any time under the Stock Option Plan or combined with all other share compensation arrangements, cannot exceed 10% of the issued and outstanding Common Shares.  The duration and the vesting period are determined by the Board. However, the expiry date may not exceed seven years after the date of grant. To date, all grants are set to expire five years after the date of grant, with the exception of Options granted to Messrs. Martin and Roosen in August 2023, which grants have a term of seven (7) years.

The tables below provide additional information on the Stock Option Plan, RSU Plan and DSU Plan for the relevant financial years.

Burn Rate - Options

Year	Options granted (#)	Weighted average Number of Common Shares issued and outstanding (#)	Burn Rate(1) (%)
2024	287,300	186,118,321	0.15
2023	728,700	184,865,080	0.39
2022	684,100	179,998,000	0.38

NOTE:

(1) Burn Rate: means the total number of Options granted in a year divided by the weighted average number of Common Shares for the applicable fiscal year.

Overhang - Options

Year	Options Available for Issue (#)	Options Outstanding (#)	Total Available and Outstanding (#)	Weighted average Number of Common Shares issued and outstanding (#)	Overhang Ratio(1) (%)
2024	2,214,438	2,452,542	4,666,980	186,118,321	2.51
2023	4,291,855	3,122,006	7,413,861	184,865,080	4.01
2022	3,906,087	3,454,452	7,360,539	179,998,000	4.09

NOTE:

(1) Overhang: means the number of Options available to be granted, plus the number of Options granted but not exercised divided by the weighted average of the number of Common Shares for the applicable fiscal year.

Burn Rate - RSUs

Year	RSUs granted (#)	Weighted average Number of Common Shares issued and outstanding (#)	Burn Rate(1) (%)
2024	308,000	186,118,321	0.17
2023	235,540	184,865,080	0.13
2022	275,520	179,998,000	0.15

NOTE:

(1) Burn Rate: means the total number of RSUs granted in a year divided by the weighted average number of Common Shares for the applicable fiscal year.

2025 Management Information Circular	47

Burn Rate - DSUs

Year	DSUs granted (#)	Weighted average Number of Common Shares issued and outstanding (#)	Burn Rate(1) (%)
2024	70,440	186,118,321	0.04
2023	56,895	184,865,080	0.03
2022	78,200	179,998,000	0.04

NOTE:

(1) Burn Rate: means the total number of DSUs granted in a year divided by the weighted average number of Common Shares for the applicable fiscal year.

The terms and conditions of the Stock Option Plan are more specifically addressed under the heading "Security-Based Compensation Arrangements" below.

Restricted Share Units (RSUs)

The purpose of the RSU Plan is to assist the Corporation in attracting and retaining individuals with experience and ability, to allow certain employees of the Corporation and its subsidiaries designated at the HR Committee's discretion, to participate in the long-term success of the Corporation and to promote a greater alignment of interests between the employees designated under this RSU Plan and those of Shareholders.

The vesting of half of each annual RSU grant is subject to performance criteria unless otherwise determined by the HR Committee, all annual RSU grants are subject to the following vesting terms: one half (1/2) is time-based and one third (1/3) vests at each anniversary of such grant; the remaining portion (1/2) vests on the third anniversary of such grant but is subject to performance criteria approved by the HR Committee and the Board of Directors.  For greater clarity, the settlement of performance-based RSUs granted as part of the annual long-term incentive compensation does not represent a guaranteed compensation item for the OR Named Executives or the OBL Named Executive as the determination of the performance relating to such RSU grant remains the sole prerogative of the Board of Directors (or the OBL board of directors, as applicable) based on approved objectives and can range between 0% and a maximum of 200%. It should be noted that, as part of his hiring terms and in replacement of forfeited securities issued by his former employer, Mr. Jason Attew was granted 30,000 time-based RSUs having a total value of C$555,000 and vesting in equal tranches over three (3) years.

The HR Committee believes that performance criteria attached to part of the annual RSU grant improves the alignment of RSU recipients with those of Shareholders of the Corporation and promotes sustainable growth and value creation and the achievement of key long-term corporate objectives. The HR Committee monitors the achievement of these performance criteria on a regular basis.

Whenever dividends are paid in Common Shares, additional RSUs are automatically granted to each participant who holds RSUs on the record date for such dividend. Following the vesting date, RSUs are settled, at the discretion of the Corporation, in Common Shares, in cash (in which case for an amount equivalent to the product of the number of vested RSUs multiplied by the closing price of a Common Share on the TSX on the day prior to the payment date) or a combination of both Common Shares and cash, less applicable withholdings.

The HR Committee may, at its entire discretion, accelerate the terms of vesting of any outstanding RSU in circumstances it deems appropriate. In the event of a change of control as defined in the RSU Plan, all RSUs outstanding on the change of control date become immediately vested, irrespective of performance conditions, if any.

Unless otherwise determined by the Board of Directors (or, in the case of the OBL Named Executive, by the OBL board of directors), in the event a participant resigns or is terminated by the Corporation (or OBL, as applicable) for cause, all outstanding RSUs are cancelled. As for those participants who cease to be an employee as a result of death, termination without cause, retirement or long-term disability, the vesting of:

  the time-based component portion of each RSU grant will be prorated based on the sum of the number of days during which certain benefits of employment are contractually maintained and those actually worked from the date of grant of such RSUs up until the date of termination without cause, over the number of days of the original vesting schedule in relation to such grant; and
48	2025 Management Information Circular

  all performance based RSU grant will be prorated based on the number of days actually worked from the date of grant of such RSUs up until the date of termination without cause, over the original vesting schedule in relation to such grant; the number of vested performance based RSUs resulting from such prorated calculation is multiplied by the performance percentage to be determined by the Board of Directors.

For 2024, the values of RSU grants were based on recommendations made by the CEO (or, in the case of the OBL Named Executive, by the OBL board of directors), except in respect of the grant to himself, and the closing price of a Common Share on the TSX on the day prior to the grant date.

In connection with the 2021 grant of RSUs, the 3-year performance long-term objectives (the "2021 Long-Term Objectives") approved by the HR Committee included the following metrics:

The HR Committee has been monitoring the achievement of the 2021 Long-Term Objectives for the last three years and in February 2024 assessed performance against said objectives.  To this end, Management presented to the HR Committee its assessment of the Corporation's achievements pursuant to the 2021 Long-Term Objectives as follows:

(i) PERFORMANCE METRIC: Relative TSR versus Performance Index (50%)

Over the measurement period (from January 1, 2021 to December 31, 2023), the Corporations total share price, including the reinvestment of divides, outperformed the Performance Index median by 9.2%, falling slightly below the maximum threshold (+10% annualized TSR). Performance was assessed "above" target at 192%, slightly below the maximum of 200% of target.

(ii) Growth Metric (30%)

Due to a loss of the equity portfolio over the 3-year performance period that was not fully offset by an increase of the value of royalties and streams, the net asset value per share of the Corporation did not progress as planned and, accordingly, the HR Committee determined that this objective was not met (0% of target).

(iii) Strategic Metric (20%)

This objective consisted of monitoring and managing the Corporation's equity investments and engaging towards monetization of certain equity in interests. In September 2022, the Corporation completed the deconsolidation of Osisko Development pursuant to amendments to the investment agreement between the Corporation and Osisko Development and following a decrease in ownership below 40%.  Additionally, most marketable securities of the Corporation that were transferred to Osisko Development as part of the reverse take-over in 2020 were sold by Osisko Development between 2021 and 2023 to finance its mining activities and progress in the development of its projects, on which the Corporation owns a royalty or a stream. The Corporation also concluded the sale of its entire equity position in Osisko Mining Inc. for gross proceeds of C$132.0 million in December 2023.

The HR Committee considered that Management had exceeded the achievement of this objective and determined a score "above" target at 150% of target.

2025 Management Information Circular	49

Assessment of 2021 Long-Term Objectives by the Committee

The 2021 Long-Term Objectives were approved by the Board of Directors in 2021, upon recommendation of the HR Committee. The HR Committee regularly monitored the progress made by Management toward achieving said long-term objectives.  As part of its duties and responsibilities and in conjunction with the end of period assessment, the HR Committee reviewed and discussed with Management the assessment of achievements against the Corporation's 2020 Long-Term Objectives.  Following such review and considering Management's self-assessment, the HR Committee recommended an achievement score of 125% of target.

Upon recommendation of the HR Committee, the Board of Directors deliberated and concurred with the HR Committee and approved the assessment of the 2021 Long-term Objectives at 125% as evidenced below.  These RSUs were settled in Common Shares of the Corporation.  The portion of the RSUs that is time based (representing 50% of the 2021 grant) is paid in full upon vesting.  All RSUs are paid in Common Shares of the Corporation, taking into account the applicable tax withholdings so that the Corporation issues only such number of Common Shares the value of which equals the net amount to be received by the Named Executives.

2021 - 2023 RSU OBJECTIVES	ALLOCATION	ACHIEVEMENT
Performance Metric: Relative TSR versus Performance Index	50%	95%
Growth Metric: NAVPS	30%	0%
Strategic Metric	20%	30%
TOTAL:	100%	125%

Based on the foregoing, the Board (and, in the case of the OBL Named Executive, the OBL board of directors) approved the following payment in connection with the 2021 Long-Term Incentive Award to the Named Executives.  These RSUs were settled in Common Shares at the settlement date based on the closing market price of the Common Shares of the Corporation traded on the TSX on the day prior to the settlement date.  The Board met on February 20, 2024 to determine the payout of the performance-based RSUs; all such RSUs vested and were settled on March 1, 2024 in Common Shares of the Corporation, taking into account mandatory withholdings, at a price of C$19.82 per RSU, being the closing market price of the Common Shares of the Corporation traded on the TSX on February 29, 2024, being a business day prior to the vesting date.

Named Executives	RSUs granted in 2021 (#)(2)	Total 2021 RSUs Vested (#)(3)	Total payout under the 2021 Long-Term Incentive Award (C$)(3)	Common Shares issued (#)(4)
Jason Attew(1) CEO	n/a	n/a	n/a	n/a
Frédéric Ruel CFO	29,047	32,677	647,658	15,185
Andre Le Bel VP Legal	36,022	40,524	803,186	18,831
Iain Farmer VP Development	11,662	13,119	260,019	6,125
Michael Spencer Managing Director of OBL	19,989	22,487	445,692	22,487

NOTES:

(1) Mr. Jason Attew was appointed CEO of the Corporation effective January 1st, 2024.

(2) Adjusted to take into account dividends paid since the grant as per the terms of the RSU Plan.

(3) Adjusted to take into account dividends paid since the grant and the actual performance payout factor.

(4) Represents the number of Common Shares issued taking into account the net value of the payout of the 2021 Long-Term Incentive Award for each Named Executive after applicable withholdings and dividing such value by the value of the Common Shares as of the settlement date, being March 1st, 2024.

The terms and conditions of the RSU Plan are more specifically addressed under the heading "Security-Based Compensation Arrangements" below.

50	2025 Management Information Circular

Deferred Share Units (DSUs)

The DSU Plan has been established to enhance the Corporation's ability to attract and retain talented individuals to serve as members of the Board of the Corporation and its subsidiaries and to promote greater alignment of interests between such persons and the Shareholders of the Corporation.

Pursuant to the DSU Plan, the Board of Directors may designate, from time to time and at its sole discretion, the non-executive Directors of the Board or of the board of directors of a subsidiary to become participants of the DSU Plan.

In order to further improve the alignment of interests between Directors and Shareholders, the Board of Directors can determine the vesting of any DSU so granted.  In principle, all DSUs granted to non-executive Directors shall vest on the day prior to the next annual meeting of Shareholders following such grant however, if the next annual meeting is to be held in less than 6 months from the date of grant, the Board will usually postpone the vesting of such DSU to the day prior to the annual meeting of Shareholders following the next annual meeting of Shareholders.

Vested DSUs become payable no later than the last business day in December of the first calendar year commencing after the termination of their Board mandate. Vested DSUs are settled at the settlement date, at the Corporation's discretion, in Common Shares, in cash (for an amount equivalent to the product of the number of vested DSUs multiplied by the closing price of a Common Share on the TSX on the day prior to the payment date) or in a combination of cash and Common Shares, in each case, less applicable withholdings.

For U.S.-based Directors, vested DSUs become payable during the year after the termination of their Board mandate or the next subsequent year, as determined by them at the time of the respective grant, but no later than the last business day in December of the first calendar year commencing after the termination of their mandate.

DSUs may only be awarded to non-executive Directors.

Employee Share Purchase Plan

In 2015, the Board of Directors of the Corporation approved an employee share purchase plan to encourage eligible employees ("Eligible Employees") to hold, on a permanent basis, Common Shares. Under the Employee Share Purchase Plan, the Corporation contributes an amount equal to 60% of the Eligible Employee's contribution then held in trust by the Corporation. The Eligible Employee's contribution shall be of a minimum of C$100 monthly but shall not exceed in any event 10% (unless otherwise provided by the committee authorized to oversee the Employee Share Purchase Plan) of the Eligible Employee's basic annual remuneration (exclusive of any overtime pay, bonuses or allowances of any kind whatsoever) before deduction and shall be subject to a maximum contribution of C$1,250 per month. The terms and conditions of the Employee Share Purchase Plan are more specifically addressed under the heading "Security-Based Compensation Arrangements" below.

Benefits

The Corporation's executive officers benefit program includes life, medical, dental and disability insurance, outplacement services (in case of termination without cause, including as a result of a change of control) and other benefits. Such benefits are designed to be competitive with other comparable Canadian enterprises.

PERFORMANCE GRAPH

The following graph compares the total cumulative Shareholder return for $100 invested in the Corporation's Common Shares on January 1st, 2020 with the cumulative total return of the S&P/TSX Composite Index for the five most recently completed financial years. It also presents the grant value and actual value of the compensation of the OR Named Executives and OBL Named Executive of the Corporation for the same period, excluding the severance payment amounting to $2,260,784 to the former CEO or other former executives.

2025 Management Information Circular	51

Realizable value: refers to total compensation of the Named Executives.

Realized Value: refers to total compensation of the Named Executives, adjusted for the actual payout amount of the share-based awards and realized amount of the option-based awards when applicable or the fair value based on the closing price of the Common Shares on the TSX on December 31, 2024, being $26.03, when not yet realized.

	Osisko Gold Royalties Ltd	S&P/TSX Composite Index
December 31, 2020	C$100.00	C$100.00
December 31, 2021	C$97.64	C$121.74
December 31, 2022	C$104.66	C$111.19
December 31, 2023	C$122.64	C$120.22
December 31, 2024	C$168.89	C$141.84

Over a five-year period, the share price of the Corporation has generally exceeded the S&P/TSX Composite Index. Further to the transfer of senior executives to Osisko Development effective January 1, 2021, the overall level of compensation of the Named Executives was materially reduced while the share price continually improved and exceeded the S&PTSX Composite Index. As there was a senior management leadership change in 2023, the compensation level for 2024 should be compared to that of 2022 and shows a modest increase in realizable pay and a decrease in realized pay. Over the same period, and more so in 2024, there was a meaningful increase in share price.

CHIEF EXECUTIVE OFFICER COMPENSATION LOOKBACK

The table below sets forth the total compensation awarded to the individual acting as Chief Executive Officer of the Corporation for the following three years from all compensation components:

Year	Base Salary (C$)	Value of Share- Based Awards (C$)	Value of Option- Based Awards (C$)	Non-Equity Incentive Plan Compensation (C$)	Total Compensation (C$)
2024(1)	650,000	2,125,800(2)	390,000	813,800	3,979,600
2023(3)	499,980	-	465,300	100,000	1,065,280
2022(4)	650,000	1,179,000	780,000	672,750	3,281,750

NOTES:

(1) Refers to the compensation of Mr. Jason Attew, CEO of the Corporation.

(2) It should be noted that, as part of his hiring terms and in replacement of forfeited securities issued by his former employer, Mr. Jason Attew was granted 30,000 time-based RSUs having a total value of C$555,000 and vesting in equal tranches over three (3) years.

(3) Refers to the compensation of Mr. Paul Martin, Interim CEO of the Corporation.

(4) Refers to the compensation of Mr. Sandeep Singh, former CEO of the Corporation.

52	2025 Management Information Circular

The following table compares the total direct compensation awarded to the CEO to the actual value they received over the last three years compared to shareholder return over the same period.  Actual compensation includes base salary, actual annual incentive plan award, value of vested RSUs at payout or value of RSUs outstanding at December 31, 2024 and value of Options upon exercise or value of in-the-money Options outstanding at December 31, 2024.

			Value of C$100
Year	Total Direct Compensation Awarded(1) (C$)	Actual Total Direct Compensation Value as of December 31, 2024(2) (C$)	Period	CEO	Shareholder
2024(3)	3,979,600	4,942,809	2024-01-01 to 2024-12-31	C$124	C$138
2023(4)	1,065,280	1,151,980	2023-01-01 to 2023-12-31	C$108	C$159
2022(5)	3,281,750	3,499,672	2022-01-01 to 2023-12-31	C$107	C$168
Average 2022 - 2024:				C$113	C$155

NOTES:

(1) These amounts include the base salary, actual bonus paid and long-term incentive plan value at time of grant (Options).

(2) These amounts include the base salary, actual bonus paid, value of unvested RSUs at payout and value of exercised Options (using the exercise price) and in-the-money Options, at the closing price on the TSX on December 31, 2024, being $26.03.

(3) Refers to the compensation of Mr. Jason Attew as CEO of the Corporation. Refers to the compensation of Mr. Jason Attew, CEO of the Corporation. It should be noted that, as part of his hiring terms and in replacement of forfeited securities issued by his former employer, Mr. Jason Attew was granted 30,000 time-based RSUs having a total value of C$555,000 and vesting in equal tranches over three (3) years.

(4) Refers to the compensation of Mr. Paul Martin as Interim CEO of the Corporation.

(5) Refers to the compensation of Mr. Sandeep Singh as former CEO of the Corporation.

CHIEF EXECUTIVE OFFICER SECURITIES OWNERSHIP AND VALUE AT RISK

The table below shows the total value of vested and unvested Osisko securities owned by the CEO as at December 31, 2024.

	Number of Securities (#)	Value of Securities(1) (C$)
Vested Securities:
Common Shares	42,030	1,094,041
Options	-	-
RSUs	-	-
Unvested Securities:
Options	64,300	480,964
RSUs	115,006	2,993,606
Total Value at Risk:		4,568,611

NOTE:

(1) The value of Common Shares and RSUs is based on the closing price on the TSX on December 31, 2024, being $26.03 and the value of vested and unvested Options is based on the difference between the closing price on the TSX on December 31, 2024, being C$26.03, and the exercise price of the Options, multiplied by the number of Options vested and unvested.

Mr. Attew's value at risk totals C$4,568,611 (total value of vested and unvested securities), which represents more than 7 times his base salary.

EXECUTIVE COMPENSATION

The following table sets forth, to the extent required by applicable securities legislation, all annual and long-term compensation assumed by the Corporation (net of any amount received or back charges from any associate companies) for services in all capacities to the Corporation for the three most recent completed financial years in respect of Named Executives.

2025 Management Information Circular	53

Summary Compensation Table

Name and Principal Position	Year	Salary (C$)	Share-Based Awards(1)(2) (C$)	Option-Based Awards(3) (C$)	Non-Equity Incentive Plan Compensation (C$)		Pension Value (C$)	All Other Compensation (C$)	Total Compensation (OR and OBL) (C$)
					Annual Incentive Plan	Long-Term Incentive Plan
Jason Attew(4) CEO	2024	650,000	2,125,800(4)	390,000	813,800	–	–	–	3,979,600
	2023	–	–	–	–	–	–	–	–
	2022	–	–	–	–	–	–	–	–
Frédéric Ruel CFO	2024	315,000	588,600	144,900	385,500	–	–	–	1,434,000
	2023	300,000	423,000	276,000	442,500				1,441,500
	2022	300,000	423,000	276,000	310,500	–	–	–	1,309,500
André Le Bel VP Legal	2024	325,000	607,000	149,500	397,800	–	–	–	1,479,300
	2023	318,000	447,840	292,560	469,100	–	–	–	1,527,500
	2022(5)	247,988	420,413	274,275	284,588	–	–	–	1,227,263
Iain Farmer VP Development	2024	300,000	369,000	90,000	378,400	–	–	–	1,137,400
	2023	265,500	166,333	104,890	332,900	–	–	–	869,620
	2022	236,000	166,330	104,890	162,840	–	–	–	670,060
Michael Spencer(6), Managing Director of OBL	2024	280,809	442,560	110,640	351,011	–	–	309,673(7)	1,494,694
	2023	236,198	285,000	190,000	354,296	–	–	312,553(7)	1,378,046
	2022	222,848	242,880	161,920	232,152	–	–	276,620(7)	1,136,420

NOTES:

(1) As per the terms of the Employee Share Purchase Plan, the Corporation contributes an amount equal to 60% of the Eligible Employee's contribution up to a maximum contribution of $9,000 per year. The Corporation's contributed amount to the Employee Share Purchase Plan is included in the value of the share-based awards column, as applicable.

(2) Pursuant to the RSU Plan of the Corporation, RSUs were awarded on February 23, 2024, subject to the vesting terms, which consist of the following terms: one half (1/2) is time-based and one third (1/3) vesting on each anniversary of the grant date, while the remaining portion (1/2) will vest in 2027, subject to performance criteria toward achievement of the 2024 Long-Term Objectives over a three-year period. The unit grant price on such date was $18.55.

(3) Both the grant date fair value and accounting fair value for option-based awards are calculated using the Black-Scholes option pricing model. Specifically, a Black-Scholes option pricing model was used with the following assumptions determined on the date of grant:

Grant Date	Risk Free Interest	Expected Average Life	Expected Volatility	Expected Dividend Yield	Fair Value
February 23, 2024	3.72%	4 years	40%	1.3%	C$6.070
August 11, 2023	4.08%	4 years	41%	1.5%	C$6.204
February 27, 2023	3.69%	4 years	41%	1.5%	C$5.763
June 1, 2022	2.63%	4 years	40%	1.5%	C$4.412

However, the share-based compensation expense included in the Corporation's financial statements are accounted for based on vesting terms reflecting the fair value amortized for the period in accordance with International Financial Reporting Standards requirements.

(4) Mr. Jason Attew was appointed as CEO effective on January 1, 2024. As part of his hiring terms and in replacement of forfeited securities issued by his former employer, Mr. Jason Attew was granted 30,000 time-based RSUs having a total value of C$555,000 and vesting in equal tranches over three (3) years.

(5) While Mr. André Le Bel's base salary was C$318,000 for 2022, a portion of his salary was charged back by the Corporation to Falco Resources Ltd. (January 1, 2022 to June 30, 2022) and Osisko Development (October 1, 2022 to December 31, 2022), both of which are associate companies, for his services.  Accordingly, the amounts shown under the columns "Salary", "Share-Based Awards", "Option-Based Awards" and "Annual Incentive Plan" denote the actual amounts assumed by the Corporation in this respect.

(6) As Mr. Spencer's cash compensation is in U.S. dollar, his compensation was converted in Canadian dollars using the average foreign exchange rate for each applicable year (2024: 1.3698, 2023: 1.3497and 2022:1.3013).

(7) Amounts under all other compensation reflect the COL Subsidy plus 20% of the total base salary and target short-term incentive.

Total Compensation Assumed by the Corporation

Year	OR Named Executives Total Salary (C$)	OR Named Executives Total Share-Based Awards (C$)	OR Named Executives Total Option-Based Awards (C$)	OR Named Executives Total Annual Incentive (C$)	OR Named Executives Total All Other Compensation (C$)	OR Named Executives Total Compensation Assumed by Osisko (C$)
2024	1,870,809	4,132,960(1)	885,040	2,326,511	309,673	9,524,994
2023(2)	1,619,678	1,322,170	1,328,750	1,698,796	312,553	6,281,946
2022	1,820,835	2,994,293	1,972,195	1,913,989	276,620	8,977,932

54	2025 Management Information Circular

NOTES:
(1)

As part of his hiring terms and in replacement of forfeited securities issued by his former employer, Mr. Jason Attew was granted 30,000 time-based RSUs having a total value of C$555,000 and vesting in equal tranches over three (3) years.

(2)

For 2023, these amounts take into account the compensation of the Interim CEO and exclude that of the former CEO.  The compensation paid to the former CEO until his departure, included: (i) base salary of $330,000; (ii) an annual short-term incentive of C$330.000; and (iii) a severance payment of C$2,260,784.  Accordingly, the Corporation paid the former CEO a total amount of $2,920,784, which is not accounted for herein. However, if the former CEO's compensation had been taken into account, the table would show that the total compensation paid to the OR Named Executives and assumed by the Corporation in 2023, amounted to $9,202,730.

The following table shows the total compensation of the OR Named Executives for the last five (5) years, as well as the total compensation for the OR Named Executives as a percentage of the cash margin and as a percentage of Shareholders' equity.  For the most recent five years, the Corporation continued establishing its long-term asset base and it was expected that in the initial years, the ratios would be higher than more established companies.  The results demonstrate that, except in 2020, where the team grew in conjunction with an acquisition and in connection with the hiring of the former CEO, the ratios have generally been improving; the decrease in the ratios for 2021 and 2022 is mainly attributable to the fact that the compensation of the executives of Osisko Development, post spin-out and deconsolidation, was no longer accounted for. Given that 2023 was a transitional year in terms of senior management leadership, 2024 shows a modest increase in overall compensation compared to 2022, which reflects general improvement of compensation as seen in the market.

Year	Total compensation of Named Executives (C$)	Total compensation of Named Executives as percentage of Cash Margin(1) (%)	Total compensation of Named Executives as percentage of Shareholders' Equity (%)
2024(2)	9,524,994	3.8	0.6
2023(3)	6,281,946	2.7	0.4
2022	8,977,932	4.5	0.5
2021	8,531,026	4.6	0.5
2020	12,618,000	8.4	0.7

NOTES:

(1) Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. It is calculated by deducting the cost of sales (excluding depletion) from the revenues. Please refer to the "Non-IFRS Financial Performance Measures" section of the Management Discussion and Analysis for the year ended December 31, 2024 for further information and for a quantitative reconciliation of each non-IFRS financial measure to the most directly comparable IFRS financial measure.

(2) As part of his hiring terms and in replacement of forfeited securities issued by his former employer, Mr. Jason Attew was granted 30,000 time-based RSUs having a total value of C$555,000 and vesting in equal tranches over three (3) years.

(3) For 2023, these amounts take into account the compensation of the Interim CEO and exclude that of the compensation paid to the former CEO. However, if the former CEO's total compensation of $2,920,784 had been taken into account, then the table would show that the total compensation paid to the OR Named Executives in 2023 amounted to $9,202,730.

Outstanding Share-based Awards and Option-based Awards

The table below sets forth a summary of all the Corporation's awards outstanding at the end of the financial year ended December 31, 2024. All values shown in this table were calculated using the closing price of C$26.03, which was the closing price of the Common Shares on the TSX on December 31, 2024.

Name	Option-Based Awards				Share-Based Awards(1)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiry Date (yyyy-mm-dd)	Value of Unexercised In- the-Money Options (C$)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-Based Awards that have not Vested (C$)	Market or Payout Value of Vested Share- Based Awards not paid out or distributed (C$)
Jason Attew(2) CEO	64,300	18.55	2029-02-23	480,964	84,100(3) 30,000(4)	2,970,023	-
Frédéric Ruel CFO	23,900 47,900 62,600 67,100 65,000	18.55 17.61 14.27 12.70 13.50	2029-02-23 2028-02-27 2027-06-01 2026-03-01 2025-05-15	178,772 403,318 736,176 894,443 814,450	31,300(3) 23,600(5) 29,100(6)	2,186,520	-
André Le Bel VP Legal	24,700 50,800 66,400 74,700 49,900	18.55 17.61 14.27 12.70 13.50	2029-02-23 2028-02-27 2027-06-01 2026-03-01 2025-05-15	184,756 427,736 780,864 995,751 625,247	32,300(3) 25,000(5) 30,800(6)	2,293,243	-

2025 Management Information Circular	55

Name	Option-Based Awards				Share-Based Awards(1)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiry Date (yyyy-mm-dd)	Value of Unexercised In- the-Money Options (C$)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-Based Awards that have not Vested (C$)	Market or Payout Value of Vested Share- Based Awards not paid out or distributed (C$)
Iain Farmer VP Development	14,900 18,300 23,800 26,900 26,100	18.55 17.61 14.27 12.70 13.50	2029-02-23 2028-02-27 2027-06-01 2026-03-01 2025-05-15	111,452 154,086 279,888 358,577 327,033	19,500(3) 9,000(5) 11,100(6)	1,030,788	-
Michael Spencer Managing Director OBL	18,300 33,000 36,700 46,300 41,500	18.55 17.61 14.27 12.70 13.50	2029-02-23 2028-02-27 2027-06-01 2026-03-01 2025-05-15	136,884 277,860 431,592 617,179 519,995	23,900(3) 16,200(5) 17,100(6)	1,488,916	-

NOTES:

(1) Pursuant to the RSU Plan, the vesting terms generally consist of the following terms: for grants prior to 2024, half (1/2) is time-based (3 years) and the remaining portion is subject to performance criteria toward achievement of long-term objectives vesting on the third anniversary of the grant date.  As for grants effective 2024, the vesting of RSUs is: half is time-based and vesting one third (1/3) at each anniversary of the grant date and the remaining portion is subject to performance criteria toward achievement of long-term objectives vesting on the third anniversary of the grant date. The number of units excludes the impact of the dividends paid since the grant as per the terms of the RSU Plan.

(2) Mr. Jason Attew was appointed CEO of the Corporation with effect on January 1st, 2024.

(3) Such RSUs to vest in 2027 pursuant to the terms listed in note (1) above.

(4) As part of his hiring terms, Mr. Attew was awarded 30,000 RSUs, which are only time-based and vesting one third (1/3) at each anniversary of the grant date.

(5) Such RSUs to vest in 2026 pursuant to the terms listed in note (1) above.

(6) Such RSUs to vest in 2025 pursuant to the terms listed in note (1) above.

Incentive Plan Awards - Value Vested or Earned during the Year

The following table discloses the aggregate dollar value that would have been realized if the Options and RSUs under the option-based and share-based awards had been exercised or settled, as applicable, on the vesting date and the aggregate value realized upon vesting of these awards.

Name	Option-Based Awards - Value Vested during the Year(1) (C$)	Share-Based Awards - Value Vested during the year(2)(3) (C$)	Non-Equity Incentive Plan Compensation - Value earned during the Year (C$)
Jason Attew - CEO	-	10,022	813,800
Frédéric Ruel - CFO	372,322	657,680	385,500
André Le Bel - VP Legal	404,157	813,207	397,800
Iain Farmer - VP Development	145,230	270,040	378,400
Michael Spencer - Managing Director OBL	238,254	445,692	351,011
NOTES:
(1)	For Option-based awards, the value is based the share price of the vesting date of the respective Option grants.
(2)	As applicable, this amount includes the value of the Corporation's contribution to the Employee Share Purchase Plan in relation to the participation of each OR Named Executive as well as the value of the RSUs granted in 2021 and which were settled in Common Shares of the Corporation at a price of $19.82 per RSU, being the closing price on the TSX on March 1st, 2024.
(3)	The value of Common Shares acquired under the Corporation's Employee Share Purchase Plan is based on the on December 31, 2024 closing price of $26.03 on the TSX.

Options Exercised during the Year

Name	Number of Options Exercised (#)	Option Exercise Price (C$)	Market Value Upon Exercise (C$)	Gain Realized(1) (C$)
Iain Farmer	19,600	13.61	22.08	166,012
André Le Bel	2,600	13.61	21.10	19,474
André Le Bel	20,000	13.61	21.05	148,800
André Le Bel	10,000	13.61	21.44	78,300
André Le Bel	5,000	13.61	21.78	40,850
André Le Bel	5,000	13.61	21.80	40,950
André Le Bel	20,000	13.61	22.13	170,300
André Le Bel	9,000	13.61	22.45	79,560

56	2025 Management Information Circular

Name	Number of Options Exercised (#)	Option Exercise Price (C$)	Market Value Upon Exercise (C$)	Gain Realized(1) (C$)
André Le Bel	5,000	13.50	24.82	56,600
André Le Bel	5,000	13.50	24.68	55,900
André Le Bel	10,000	13.50	24.80	113,000
Frédéric Ruel	16,100	13.61	21.92	133,791
Frédéric Ruel	33,700	13.61	22.20	289,483
Frédéric Ruel	5,000	13.61	22.50	44,450
Michael Spencer	4,001(2)	13.61	22.21	34,409
Michael Spencer	24,216(2)	13.61	22.04	204,141
NOTES:
(1)	The pre-tax gain realized is calculated based on the difference between the closing price upon exercise and the exercise price of the Options, multiplied by the number of Options so exercised.
(2)	Option exercises reflected herein include only the number of Options for which the acquired Common Shares were sold in the market following such option exercise.

Security-Based Compensation Arrangements

Options granted or securities issued by the Corporation pursuant to the Corporation's security-based compensation arrangements are governed by the following plans: the Employee Share Purchase Plan, DSU Plan, RSU Plan and the Stock Option Plan.

 The Employee Share Purchase Plan

 The Employee Share Purchase Plan provides for the acquisition of Common Shares by Eligible Employees (as hereinafter defined) for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of employees of the Corporation and its non-public subsidiaries and to secure for the Corporation and the Shareholders of the Corporation the benefits inherent in the ownership of Common Shares by employees of the Corporation and its non-public subsidiaries, it being generally recognized that employees are more motivated and dedicated due to the opportunity offered to them to acquire a proprietary interest in the Corporation.

 The Stock Option Plan

 Effective 2025, the Board of Directors of the Corporation discontinued the granting of Options and replaced it with the granting of additional RSUs.  The current Stock Option Plan will continue until outstanding Options are phased out.

 The RSU Plan

 The purpose of the RSU Plan is to assist the Corporation and its subsidiaries in attracting and retaining individuals with experience and ability, to allow certain employees of the Corporation and its subsidiaries to participate in the long-term success of the Corporation and to promote a greater alignment of interests between the employees designated under this RSU Plan and the Shareholders of the Corporation.

 The DSU Plan

 The purpose of the DSU Plan is to assist the Corporation and its subsidiaries in attracting and retaining individuals with experience and ability, to allow Directors of the Corporation and its subsidiaries to participate in the long-term success of the Corporation and to promote a greater alignment of interests between the Directors designated under this DSU Plan and the Shareholders of the Corporation.

2025 Management Information Circular	57

ELIGIBILITY

Who is eligible to participate?

The Employee Share Purchase Plan

Participants in the Employee Share Purchase Plan are employees, including full-time and part-time salaried employees who have an employment agreement for a term of at least one year with the Corporation or with any associates of the Corporation designated by the Board of Directors of the Corporation or by the committee of the Board of Directors authorized to oversee the Employee Share Purchase Plan (the "Designated Affiliates"), who have provided services to the Corporation or to any Designated Affiliates for at least 60 days. The HR Committee may elect, in its absolute discretion, to waive such 60-day period or to determine that the Employee Share Purchase Plan does not apply to any Eligible Employee.

The Stock Option Plan

 Effective 2025, the Board of Directors of the Corporation discontinued the granting of Options and replaced it with the granting of additional RSUs.  The current Stock Option Plan will continue until outstanding Options are phased out. Pursuant to the current Stock Option Plan, Options may be granted in favour of executive Directors, officers, employees and consultants providing ongoing services to the Corporation and its subsidiaries. Non-executive Directors are not eligible to receive Options.

 The DSU Plan

 Pursuant to the DSU Plan a non-executive director of the Board of Directors of the Corporation or a subsidiary is eligible to participate under the DSU Plan.

 The RSU Plan

 Pursuant to the RSU Plan, RSUs may be granted in favour of the executives, key employees and consultants of the Corporation or of a subsidiary. For greater certainty, non-executive members of the Board of Directors shall not participate in the RSU Plan.

TERM AND VESTING

What is the term and vesting schedule of Options or of the securities issuable under the security-based compensation arrangements?

The Employee Share Purchase Plan

 Under the Employee Share Purchase Plan, any Eligible Employee may elect to contribute money on an ongoing basis. The Corporation will deduct from the remuneration of the Eligible Employee the Eligible Employee contribution in equal installments starting on the first day of such quarter and hold these amounts in trust for the Eligible Employee. As soon as practicable following March 31, June 30, September 30 and December 31 in each calendar year, the Corporation will credit the Eligible Employee with and therefore hold in trust for the Eligible Employee an amount equal to 60% of the Eligible Employee's contribution then held in trust by the Corporation (up to a maximum of C$9,000 per year) and shall issue for the account of each Eligible Employee fully paid and non-assessable Common Shares equal in value to the aggregate contribution held in trust by the Corporation as of such date. The Corporation's contribution will vest on December 31 of the calendar year with respect to which they have been issued. No fraction of a Common Share shall be issued to the Eligible Employees, but any unused balance of the aggregate contribution shall be held in trust for the Eligible Employee until used in accordance with the Employee Share Purchase Plan. All Common Shares issued by the Corporation to an Eligible Employee pursuant to the Employee Share Purchase Plan shall be fully vested upon issuance.

The Employee Share Purchase Plan was initially approved by the Shareholders on June 30, 2015 and was implemented by the Corporation on October 1, 2015.

58	2025 Management Information Circular

The Stock Option Plan

Effective 2025, the Board of Directors of the Corporation discontinued the granting of Options and replaced it with the granting of additional RSUs.  The current Stock Option Plan will continue until outstanding Options are exercised or canceled. Options granted under the Stock Option Plan and outstanding, shall be exercised within a period of time fixed by the Board of Directors, not to exceed seven (7) years from the date the option is granted (the "Option Period"). The Options shall vest and may be exercised during the Option Period in such manner as the Board of Directors may fix by resolution. The Options which have vested may be exercised in whole or in part at any time and from time to time during the Option Period. To date, all granted Options have a term of five years, except for 75,000 Options granted to Mr. Paul Martin (former Interim CEO) and 75,000 bonus Options granted to Mr. Sean Roosen (former Executive Chair) in August 2023, which have a 7-year term.

Options may be exercised for Common Shares issued from treasury once the vesting criteria have been satisfied and upon payment of the exercise price.  A participant must proceed with "cashless" exercise of Options through an online platform.  The participant will receive the number of Common Shares equal to: (i) the difference between (Y) the difference between the Cashless Exercise Sale Price and the exercise price of the Option, multiplied by the number of Common Shares in respect of which the Option would otherwise be exercised upon payment of the aggregate exercise price and (Z) all applicable fees and withholding taxes payable in connection with the cashless exercise; divided by (ii) the Cashless Exercise Sale Price. A participant may alternatively elect to receive the amount determined under (i) above in cash instead of receiving the number of Common Share determined under (ii) above.  For the purpose hereof, "Cashless Exercise Sale Price" means the sale price received by the Corporation upon the sale of shares to cover the exercise price of Options that are being exercised pursuant to the "cashless exercise" of Options.

 Upon a change of control, all outstanding Options shall vest and become immediately exercisable.

The DSU Plan

Unless otherwise indicated by the HR Committee upon grant and subject to the provision on termination of service of the DSU Plan, (i) the DSUs granted to a Participant in accordance with such Participant's election to receive all or a portion of the Participant's annual remuneration as director in DSUs, shall vest immediately upon such grant and (ii) the DSUs granted to a Participant as an annual grant shall generally vest, unless otherwise provided upon such grant, one day prior to the Corporation's next annual meeting of Shareholders. Notwithstanding the foregoing, the HR Committee may, in its entire discretion, set a different vesting or accelerate the terms of vesting of any DSUs in circumstances deemed appropriate by the HR Committee.

 Upon a change of control, all unvested DSUs become vested at the time of the Change of Control, irrespective of any vesting conditions.  The settlement of such DSUs however remains subject to the termination of the Director's mandate.

 At any time after the termination of service of a Participant to whom DSUs have been granted, and which have vested, but no later than the last business day in December of the first calendar year commencing after such termination, on a date chosen by such Participant (the "Settlement Date"), the Corporation shall pay to the Participant or his or her legal representative the value of such Participant's vested DSUs, in cash or in Common Shares of the Corporation or a combination of cash and Common Shares, at the Corporation's election on the Settlement Date.

For U.S. based Directors, vested DSUs become payable during the year after the termination of their Board mandate or the next subsequent year, as determined by them at the time of the respective grant, but no later than the last business day in December of the first calendar year commencing after the termination of their mandate.

Should the Corporation choose to pay the Participant in cash, such Participant will receive an amount equal to the number of DSUs vested to his or her account as of that date multiplied by the market value of one (1) Common Share on the Settlement Date, the whole subject to withholding taxes. Should the Corporation chose to issue Common Shares in payment of the DSUs to a Participant, such Participant will receive such number of Common Shares equivalent to the number of DSUs vested to his or her account as of that date, subject to withholding taxes. A Participant shall not be entitled to require payment of any amount on account of DSUs credited to such Participant's account prior to his or her termination.

2025 Management Information Circular	59

The RSU Plan

 Unless otherwise indicated by the HR Committee upon grant and subject to the provision on death, termination not for cause, retirement or Long-Term Disability of the RSU Plan, time-based RSUs shall vest as to one third at each anniversary of the grant date and each performance-based RSU shall vest on the third (3rd) anniversary of the grant date. Furthermore, in the case of RSUs subject to performance vesting conditions, such RSUs shall also be multiplied by the performance percentage determined by the Board of Directors of the Corporation upon vesting, provided, however, that should such performance percentage exceeds 100%, then the Corporation shall be entitled to settle such exceeding amount in cash.  However, the HR Committee may, in its entire discretion, accelerate the terms of vesting of any RSUs in circumstances deemed appropriate by the HR Committee.

 Upon a change of control, all outstanding RSUs vest, irrespective of any performance vesting conditions.

 Following the vesting date, the holder of RSUs shall receive, at the election of the Corporation on the settlement date, as applicable (i) a certificate registered in the name of the holder representing in the aggregate such number of Common Shares as the holder shall then be entitled to receive and/or (ii) a payment in the form of a cheque, or other payment method as determined by the HR Committee, of any cash portion then payable to the holder, in each case, less any applicable withholding taxes and other deductions required by law to be withheld by the Corporation in connection with the satisfaction of the holder's RSUs. Once settled, the holder shall have no further entitlement in connection with such vested RSUs under the RSU Plan.

NUMBER OF SECURITIES ISSUED OR ISSUABLE

How many securities are authorized to be issued under the security-based compensation arrangements and what percentage of the Corporation's shares outstanding do they represent?

 The Employee Share Purchase Plan

The maximum number of Common Shares made available for the Employee Share Purchase Plan shall not exceed 0.1% of the issued and outstanding Common Shares of the Corporation at any one time.

Should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Employee Share Purchase Plan will increase accordingly. The Employee Share Purchase Plan is considered an "evergreen" plan, since the Common Shares issued under the Employee Share Purchase Plan shall be available for subsequent grants under this plan.

 The TSX rules provide that all unallocated Options, rights or other entitlements under a security-based compensation arrangement, which does not have a fixed number of maximum securities issuable, must be approved every three years. The unallocated entitlements under the Employee Share Purchase Plan were submitted and ratified by the Shareholders on May 9, 2024.

The Stock Option Plan

Effective 2025, the Board of Directors of the Corporation discontinued the granting of Options and replaced it with the granting of additional RSUs.  The current Stock Option Plan will continue until outstanding Options are phased out. Under the current Stock Option Plan, the aggregate number of Common Shares to be delivered upon the exercise of outstanding Options granted under the Stock Option Plan shall not exceed the greater of 2.5% of the issued and outstanding Common Shares at the time of granting of Options (on a non-diluted basis) or such other number as may be approved by the TSX and the Shareholders of the Corporation from time to time.

If any Option granted under the Stock Option Plan shall expire or terminate for any reason without having been exercised in full, the unpurchased Common Shares subject thereto shall again be available for the purpose of the Stock Option Plan.

 As a result, should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Stock Option Plan will increase accordingly. The Stock Option Plan is considered an "evergreen" plan, since the Common Shares covered by Options which have been exercised under the Stock Option Plan shall be available for subsequent grants under the Stock Option Plan.

60	2025 Management Information Circular

 The TSX rules provide that all unallocated Options, rights or other entitlements under a security based compensation arrangement, which does not have a fixed number of maximum securities issuable, must be approved every three years. The unallocated Options under the Stock Option Plan were submitted and ratified by the Shareholders on June 7, 2023. At this time, the Corporation does not intend on submitting the unallocated Options for ratification by the Shareholders at its annual meeting of Shareholders to be held in 2026.

 The DSU Plan

The total number of Common Shares reserved and available for issuance pursuant to this DSU Plan shall not exceed a number of Common Shares equal to 0.5% of the total issued and outstanding Common Shares of the Corporation on the Settlement Date (on a non-diluted basis), or such other number as may be approved by the TSX and the Shareholders of the Corporation from time to time. Any increase in the issued and outstanding Common Shares will result in an increase in the number of Common Shares that may be issued pursuant to this DSU Plan or any other proposed or established share compensation arrangement of the Corporation.

 The TSX rules provide that all unallocated Options, rights or other entitlements under a security-based compensation arrangement, which does not have a fixed number of maximum securities issuable, must be approved every three years. The unallocated entitlements under the DSU Plan were submitted and ratified by the Shareholders on May 12, 2022. They are submitted to the Shareholders for ratification again at the Meeting, as more fully described under the heading "APPROVAL OF THE UNALLOCATED RIGHTS AND ENTITLEMENTS UNDER THE DEFERRED SHARE UNIT PLAN".

The RSU Plan

The total number of Common Shares reserved and available for grant and issuance pursuant to the RSU Plan shall not exceed a number of Common Shares equal to 1% of the total issued and outstanding Common Shares of the Corporation at the time of granting of RSUs (on a non-diluted basis), or such other number as may be approved by the TSX and the Shareholders of the Corporation from time to time. Any increase in the issued and outstanding Common Shares will result in an increase in the number of Common Shares that may be issued pursuant to the RSU Plan or any other proposed or established share compensation arrangement of the Corporation.

The TSX rules provide that all unallocated Options, rights or other entitlements under a security-based compensation arrangement, which does not have a fixed number of maximum securities issuable, must be approved every three years. The unallocated entitlements under the RSU Plan were submitted and ratified on May 9, 2024.

Equity Compensation Plan Information

The following table shows, as of December 31, 2024, aggregated information for the Corporation's compensation plans under which equity securities of the Corporation are authorized for issuance from treasury. As of December 31, 2024, the Corporation had 186,679,202 Common Shares issued and outstanding.

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options, DSUs or RSUs (#) and (% of the issued and outstanding Common Shares(5))	Weighted Average Exercise Price of Outstanding Options (C$)	Number of Common Shares Remaining Available for Future Issuance Under the Equity Compensation Plans (#) and (% of the issued and outstanding Common Shares(5))
Equity Compensation Plans of the Corporation approved by the Shareholders:
Employee Share Purchase Plan(1)	N/A	N/A	186,679 (or 0.1%)
Deferred Share Unit Plan(2)	435,505 (or 0.2%)	N/A	497,891 (or 0.3%)
Restricted Share Unit Plan(3)	742,202 (or 0.4%)	N/A	1,124,590 (or 0.6%)
Stock Option Plan(4)	2,452,542 (or 1.3%)	15.41	2,214,438 (or 1.2%)(6)
Equity Compensation Plans of the Corporation not approved by the Shareholders	N/A	N/A	N/A
Total:	3,630,249 (or 1.9%)	15.41	4,214,438 (or 2.2%)

2025 Management Information Circular	61

NOTES:
(1)

The aggregate number of Common Shares issuable under the Employee Share Purchase Plan shall not exceed 0.1% of the issued and outstanding Common Shares. Pursuant to the terms of the Employee Share Purchase Plan, Common Shares are issued on a quarterly basis at the weighted average closing price for the five (5) consecutive trading days prior to the end of each applicable financial quarter of the Corporation or to be purchased on the TSX at market price.  Accordingly, no exercise right is applicable to this plan.

(2)

The aggregate number of Common Shares issuable under the DSU Plan shall not exceed 0.5% of the issued and outstanding Common Shares. Unless otherwise decided by the Board of Directors, DSUs vest on the day prior to the next annual meeting of Shareholders following such grant and DSUs entitle the right to receive a payment in the form of Common Shares, cash or a combination of Common Shares and in cash.  The weighted average exercise price for DSUs is not applicable, given that the DSU settlement value is based on the closing market price of the Common Shares of the Corporation traded on the TSX on the day prior to the settlement date. Settlement of DSUs is subject to withholding taxes.

(3)

The aggregate number of Common Shares issuable under the RSU Plan shall not exceed 1.0% of the issued and outstanding Common Shares. Unless otherwise decided by the Board of Directors, RSUs have a three-year vesting period and RSUs provide the right to receive a payment in the form of Common Shares, cash or a combination of Common Shares and in cash.  The weighted average exercise price for RSUs is not applicable, given that the RSU settlement value is based on the closing market price of the Common Shares of the Corporation traded on the TSX on the day prior to the settlement date.  Settlement of RSUs is subject to withholding taxes.

(4)

The aggregate number of Common Shares to be delivered upon the exercise of all Options granted under the Stock Option Plan shall not exceed 2.5% of the issued and outstanding Common Shares at the time of granting Options (on a non-diluted basis).

(5)	Percentages are rounded to the nearest decimal.
(6)	Effective 2025, the Board of Directors of the Corporation decided to discontinue the practice of granting Options as part of the long-term compensation mix.

In 2024, the Corporation granted 287,300 Options to participants under the Stock Option Plan representing 0.15% of the issued and outstanding Common Shares as of December 31, 2024, the Corporation granted 308,000 RSUs to participants under the RSU Plan representing 0.17% of the issued and outstanding Common Shares as of December 31, 2024 and the Corporation granted 70,440 DSUs to participants under the DSU Plan representing 0.04% of the issued and outstanding Common Shares as of December 31, 2024.

There were no Options granted in 2025 as the practice of granting Options under the annual long-term incentive program was discontinued effective 2025 and replaced it with the granting of additional RSUs. The current Stock Option Plan will continue until outstanding Options are exercised or canceled.  As at March 21, 2025, 2,208,643 Common Shares were issuable upon the exercise of outstanding Options representing 1.2% of the issued and outstanding Common Shares of the Corporation. Outstanding Options are exercisable at exercise prices ranging from C$12.70 to C$21.64 per share and are due to expire at the latest on August 11, 2030.

INSIDER PARTICIPATION LIMIT

What is the maximum percentage of securities available under the security-based compensation arrangements to the Corporation's insiders?

 In order to comply with TSX rules:

(a) the aggregate number of Commons Shares issuable to insiders, from time to time, under all security-based compensation arrangements may not exceed 10% of the total number of issued and outstanding Common Shares; and

(b) the number of Common Shares issued to insiders under all security-based compensation arrangements during any one-year period may not exceed 10% of the total number of issued and outstanding Common Shares.

MAXIMUM ISSUABLE TO ONE PERSON

What is the maximum number of securities any one person is entitled to receive under the security-based compensation arrangements and what percentage of the Corporation's outstanding capital does this represent?

The Employee Share Purchase Plan

 As per the terms of the Employee Share Purchase Plan, the Corporation contributes an amount equal to 60% of the Eligible Employee's contribution up to a maximum of C$9,000 per year (assuming an Eligible Employee contributed the maximum monthly contribution of C$1,250 (C$15,000 annually). Common Shares are issued on a quarterly basis at the weighted average closing price of the Corporation's Common Share as listed on the TSX for the five (5) consecutive trading days prior to the end of each applicable financial quarter of the Corporation or be purchased on the TSX at market price.

62	2025 Management Information Circular

The Stock Option Plan

Effective 2025, the Board of Directors of the Corporation discontinued the granting of Options and replaced it with the granting of additional RSUs.  While the current Stock Option Plan will continue until outstanding Options are exercised or canceled, the number of Common Shares that may be issued to a Participant cannot exceed 2.5% of the issued and outstanding Common Shares at the time of the exercise of Options.

The DSU Plan

 The number of Common Shares that may be issued to a Participant under the DSU Plan cannot exceed 0.5% of the issued and outstanding Common Shares at the time of settlement of the DSUs.

The RSU Plan

The number of Common Shares that may be issued to a Participant under the RSU Plan cannot exceed 1% of the issued and outstanding Common Shares at the time of settlement of the RSUs.

EXERCISE / PURCHASE PRICE

How is the exercise price determined under the security-based compensation arrangements?

The Employee Share Purchase Plan

The Common Shares issued under the Employee Share Purchase Plan shall be issued at the weighted average closing price of the Corporation's Common Share as listed on the TSX for the five (5) consecutive trading days prior to the end of each applicable financial quarter of the Corporation or be purchased on the TSX at market price.

The Stock Option Plan

Effective 2025, the Board of Directors of the Corporation discontinued the granting of Options and replaced it with the granting of additional RSUs.  While the current Stock Option Plan will continue until outstanding Options are exercised or canceled, the exercise price of the Options granted under the Stock Option Plan is established by the Board of Directors subject to the rules of the regulatory authorities having jurisdiction over the securities of the Corporation, including the TSX. The exercise price at the time of the grant of the Options shall not be less than the closing market price of the Common Shares listed on the TSX on the day prior to their grant.

The DSU Plan

The issue price pursuant to the DSU Plan is determined based on the closing market price of the Common Shares of the Corporation traded on the TSX on the day prior to the date of grant or settlement.

The RSU Plan

The value of a RSU at the time of grant or at the time of settlement is usually determined by the HR Committee based on the closing price of the Common Shares listed on the TSX on the day prior to such grant or settlement.

CESSATION

Under what circumstances is an individual no longer entitled to participate?

The Employee Share Purchase Plan

Under the Employee Share Purchase Plan, an Eligible Employee shall automatically cease to be entitled to participate in the Employee Share Purchase Plan, upon termination of the employment of the Eligible Employee with or without cause by the Corporation or the Designated Affiliate or cessation of employment of the Eligible Employee with the Corporation or a Designated Affiliate as a result of resignation or otherwise other than retirement of the Eligible Employee after having attained a stipulated age in accordance with the Corporation's normal retirement policy or earlier with the Corporation's consent.

2025 Management Information Circular	63

Any portion of the Eligible Employee's Contribution then held in trust for the Eligible Employee shall be paid to the Eligible Employee or the estate of the Eligible Employee. In cases of voluntary termination by the Eligible Employee or in case of termination for cause of the Eligible Employee by the Corporation, any portion of the Corporation's Contribution then held in trust for an Eligible Employee shall be paid to the Corporation; in any other case of termination of the Eligible Employee, any portion of the Corporation's Contribution then held in trust for an Eligible Employee shall be paid to the Eligible Employee or the estate of the Eligible Employee.

 The Stock Option Plan

Effective 2025, the Board of Directors of the Corporation discontinued the granting of Options and replaced with the granting of additional RSUs.  While the current Stock Option Plan will continue until outstanding Options are exercised or canceled.  If a Participant to the Stock Option Plan ceases to be an officer, manager, consultant or employee of the Corporation or a subsidiary for any reason (other than disability, retirement with the consent of the Corporation or death), the Options granted to such participant may be exercised in whole or in part by the participant during a period commencing on the date of such cessation and ending 180 days thereafter or on the expiry date, whichever comes first. If a participant to the Stock Option Plan ceases to be an officer, manager, consultant or employee of the Corporation or a subsidiary by reason of disability or retirement with the consent of the Corporation, the Options granted to such participant may be exercised in whole or in part by the participant, during a period commencing on the date of such termination and ending one year thereafter or on the expiry date, whichever comes first. In the event of the death of the participant, the Options previously granted to such participant shall automatically vest and may be exercised in whole or in part by the legal person representative of the participant for a period of one year or until the expiry date, whichever comes first.

The DSU Plan

Unless otherwise determined by the HR Committee, the following events shall constitute an event of termination upon which all DSUs awarded to such Participant and vested at the time of such event of termination shall be paid to such Participant, in accordance with the terms of the DSU Plan and the Letter of Grant:

(i) resignation of a Participant as member of the Board;

(ii) decision of a Participant not to stand for re-election as member of the Board;

(iii) non proposal of a Participant for re-election as member of the Board; or

(iv) the death of a Participant.

The RSU Plan

Unless otherwise determined by the Board, the following provisions shall apply in the event that a participant ceases to be employed by the Corporation or by a subsidiary:

a) Termination for cause and voluntary resignation - If a Participant ceases to be an employee as a result of termination for cause, or as a result of a voluntary termination, effective as of the date notice is given to the participant of such termination, as of the date on which the Corporation or the subsidiary receives communication of a voluntary resignation, all outstanding RSUs shall be terminated.

b) Death, termination not for cause, retirement or long-term disability - If a participant ceases to be an employee of the Corporation or a subsidiary as a result of death, termination not for cause, retirement or long-term disability, the vesting of RSUs shall be subject to the following:

i. For each outstanding RSUs granted — Fixed Component:

A. in the event the participant is not entitled to a benefits extension period, the vesting of the fixed component portion of each RSU grant will be prorated based on the number of days actually worked from the date of grant of such RSUs until the date of death, termination not for cause, retirement or long-term disability, over the number of days of the original vesting schedule set forth in relation to such grant; or

B. in the event the participant is entitled to a benefits extension period, the vesting of the fixed component portion of each RSU grant will be prorated based on the sum of the number of days within the benefits extension period and those actually worked from the date of grant of such RSUs up until the date of death, termination not for cause, retirement or long-term disability, over the number of days of the original vesting schedule set forth in relation to such grant; and

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ii. For each outstanding RSUs granted — Performance Vesting: the vesting of all performance based RSU grant will be prorated based on the number of days actually worked from the date of grant of such RSUs up until the date of death, termination not for cause, retirement or long term disability, over the original vesting schedule set forth in relation to such grant; the number of vested RSUs resulting from such prorated calculation will be multiplied by the performance percentage determined by the Board of Directors of the Corporation.

For greater clarity, a voluntary resignation will be considered as retirement if the participant has reached normal retirement age under the Corporation's benefit plans or policies, unless the HR Committee decides otherwise at its sole discretion.

ASSIGNABILITY AND TRANSFERABILITY

Can Options or rights held pursuant to the security-based compensation arrangements be assigned or transferred?

 All benefits, rights and Options accruing to any participant in accordance with the terms and conditions of the Employee Share Purchase Plan, DSU Plan, RSU Plan and of the Stock Option Plan shall not be transferable unless under the laws of descent and distribution or pursuant to a will. All Options, DSUs, RSUs and such benefits and rights may only be exercised in accordance with such plans.

AMENDMENT PROVISIONS

How are the security-based compensation arrangements amended? Is Shareholder approval required?

The Employee Share Purchase Plan

 The HR Committee authorized by the Board of Directors to oversee the Employee Share Purchase Plan has the following rights, without the approval of the Shareholders of the Corporation:

i) suspend or terminate and to re-instate the Employee Share Purchase Plan;

ii) any amendment to the Employee Share Purchase Plan not contemplated under the section requiring Shareholders' approval, including but not limited to:

(a) to make any amendment of a "housekeeping" nature, including, without limitation, amending the wording of any provision of the Employee Share Purchase Plan for the purpose of clarifying the meaning of existing provisions or to correct or supplement any provision of the Employee Share Purchase Plan that is inconsistent with any other provision of the Employee Share Purchase Plan, correcting grammatical or typographical errors and amending the definitions contained in the Employee Share Purchase Plan;

(b) any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Corporation is subject, including the TSX, or to otherwise comply with any applicable law or regulation;

(c) any amendment to the vesting provisions of the Employee Share Purchase Plan;

(d) any amendment to the provisions concerning the effect of the termination of an Eligible Employee employment or services on such Eligible Employee's status under the Employee Share Purchase Plan;

(e) any amendment respecting the administration or implementation of the Employee Share Purchase Plan.

The HR Committee authorized by the Board of Directors to oversee the Employee Share Purchase Plan, may with the approval of the Shareholders of the Corporation by ordinary resolution, make any of the following amendments to the Employee Share Purchase Plan:

2025 Management Information Circular	65

i) any increase to the number of Common Shares issuable from treasury under the Plan or a change from a fixed maximum number of Common Shares to a fixed maximum percentage;

ii) an amendment to the level of the Corporation's contribution set to an amount that is equal to 60% of the Eligible Employee's contribution;

iii) any amendment to the contribution mechanism relating to the Corporation's contribution;

iv) any amendment to the categories of persons who are Eligible Employees; or

v) any amendment that may modify or delete any of this Section requiring Shareholders' approval.

Notwithstanding the foregoing, any amendment to the Employee Share Purchase Plan shall be subject to the receipt of all required regulatory approvals including, without limitation, the approval of the TSX.

The Stock Option Plan

Effective 2025, the Board of Directors of the Corporation discontinued the granting of Options and replaced it with the granting of additional RSUs.  While the current Stock Option Plan will continue until outstanding Options are exercised or canceled, the Board of Directors may, without the approval of the Shareholders of the Corporation but subject to receipt of requisite approval from the TSX, in its sole discretion make the following amendments to the Stock Option Plan, including without limitation:

i) any amendment of a "housekeeping" nature;

ii) a change to the vesting provisions of an option or the Stock Option Plan;

iii) a change to the termination provisions of an option or the Stock Option Plan which does not entail an extension beyond the original expiry date; and

iv) the addition of cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Stock Option Plan reserve.

The approval of the Board of Directors and the requisite approval from the TSX and the Shareholders shall be required for any of the following amendments to be made to the Stock Option Plan:

i) any increase to the number of shares issuable under the Stock Option Plan or a change from a fixed maximum number of shares to a fixed maximum percentage;

ii) a reduction in the exercise price of an option (for this purpose, a cancellation or termination of an Option of a Participant prior to its expiry for the purpose of reissuing Options to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Option), other than for standard anti-dilution purposes;

iii) an increase in the maximum number of shares that may be issued to insiders within any one-year period or that are issuable to insiders at any time;

iv) an extension of the term of any option beyond the original expiry date (except, for greater certainty, in cases of blackout period in conformity with the terms of the Stock Option Plan);

v) any change to the definition of "Participant" included in the Stock Option Plan which would have the potential of broadening or increasing insider participation;

vi) the addition of any form of financial assistance;

vii) any amendment to a financial assistance provision which is more favorable to optionees;

viii) the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the Stock Option Plan reserve;

ix) the addition of a deferred or restricted share unit or any other provision which results in optionees receiving securities while no cash consideration is received by the Corporation;

x) any amendment to the transferability provision of the Stock Option Plan;

xi) any amendment that may modify or delete any of the amendment disposition requiring Shareholders' approval; and

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xii) any other amendments that may lead to significant or unreasonable dilution in the Corporation's outstanding securities or may provide additional benefits to the participants of the Stock Option Plan, especially insiders, at the expense of the Corporation and its existing Shareholders.

The DSU Plan

The Board may, without shareholder approval but subject to receipt of requisite approval from the TSX, in its sole discretion make all other amendments to the DSU Plan that are not of the type contemplated in the amendment provision requiring Shareholders' approval, including, without limitation:

(i) amend, suspend or terminate the Plan in whole or in part or amend the terms of DSUs credited in accordance with the Plan. If any such amendment, suspension or termination will materially or adversely affect the rights of a Participant with respect to DSUs credited to such Participant, the written consent of such Participant to such amendment, suspension or termination shall be obtained. Notwithstanding the foregoing, the obtaining of the written consent of any Participant to an amendment, suspension or termination which materially or adversely affects the rights of such Participant with respect to any credited DSUs shall not be required if such amendment, suspension or termination is required in order to comply with applicable laws, regulations, rules, orders of government or regulatory authorities or the requirements of any stock exchange on which shares of the Corporation are listed. If the HR Committee terminates the Plan, DSUs previously credited to Participants shall remain outstanding and in effect and be settled in due course in accordance with the terms of this Plan (which shall continue to have effect, but only for such purposes) on the Settlement Date.

The approval of the Board of Directors and the requisite approval from the TSX and the Shareholders of the Corporation (by simple majority vote) shall be required for any of the following amendments to be made to the DSU Plan:

(i) any amendment to the number of shares issuable under the DSU Plan, including an increase in the fixed maximum number of shares or a change from a fixed maximum number of shares to a fixed maximum percentage;

(ii) any change to the definition of "Participant" which would have the potential of broadening or increasing insider participation; and

(iii) any amendment that may modify or delete any of the amendment provision requiring Shareholders' approval.

The RSU Plan

The Board may, without Shareholder approval but subject to receipt of requisite approval from the TSX, in its sole discretion make all other amendments to the RSU Plan that are not of the type contemplated in the amendment provision requiring Shareholders' approval, including, without limitation:

(i) amend, suspend or terminate the RSU Plan in whole or in part or amend the terms of RSUs credited in accordance with the RSU Plan. If any such amendment, suspension or termination will materially or adversely affect the rights of a participant with respect to RSUs credited to such participant, the written consent of such participant to such amendment, suspension or termination shall be obtained. Notwithstanding the foregoing, the obtaining of the written consent of any participant to an amendment, suspension or termination which materially or adversely affects the rights of such participant with respect to any credited RSUs shall not be required if such amendment, suspension or termination is required in order to comply with applicable laws, regulations, rules, orders of government or regulatory authorities or the requirements of any stock exchange on which shares of the Corporation are listed. If the HR Committee terminates the RSU Plan, RSUs previously credited to participants shall remain outstanding and in effect and be settled in due course in accordance with the terms of this RSU Plan (which shall continue to have effect, but only for such purposes) on the settlement date.

The approval of the Board of Directors and the requisite approval from the TSX and the Shareholders of the Corporation (by simple majority vote) shall be required for any of the following amendments to be made to the RSU Plan:

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(i) any increase to the number of shares issuable under the RSU Plan or a change from a fixed maximum number of shares to a fixed maximum percentage;

(ii) any change to the definition of "Participant" which would have the potential of broadening or increasing insider participation; and

(iii) any amendment that may modify or delete any of the amendment provision requiring Shareholders' approval.

Were any amendments made to the security-based compensation arrangements in the last financial year?

 There were no amendments made to the Corporation's equity plans other than those disclosed in the Corporation's Circular dated March 26, 2024.

FINANCIAL ASSISTANCE

Does the Corporation provide any financial assistance to participants to purchase shares under the security-based compensation arrangements?

The Employee Share Purchase Plan

Under the Employee Share Purchase Plan, the Corporation will contribute to the Eligible Employee contribution an amount equal to 60% of the Eligible Employee's contribution cumulated at the end of each interim period of the Corporation up to a maximum of $9,000 per year.

The Stock Option Plan

There is no provision allowing financial assistance under the current Stock Option Plan. Effective 2025, the Board of Directors of the Corporation discontinued the granting of Options and replaced it with the granting of additional RSUs.  Accordingly, the current Stock Option Plan will continue until outstanding Options are exercised or canceled.

The DSU Plan and RSU Plan

Not applicable

CHANGE OF CONTROL PROVISIONS

Are there any adjustment provisions under the security-based compensation arrangements?

 The Employee Share Purchase Plan

 Under the Employee Share Purchase Plan, if there is a change of control of the Corporation, all unvested Common Shares held in trust for an Eligible Employee shall be immediately deliverable to the Eligible Employee. The Corporation's contribution shall immediately be made and the Common Shares shall be issued for the then aggregate contribution based on the Current Market Value (as defined in the Employee Share Purchase Plan) of the Common Shares on the date of the change of control prior to the completion of the transaction which results in the change of control and that such Common Shares shall be immediately delivered to the Eligible Employees.

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 In addition, in the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the committee authorized by the Board to oversee the Employee Share Purchase Plan in the number of Common Shares available under the Employee Share Purchase Plan. If such an adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Employee Share Purchase Plan.

The Stock Option Plan

 Under the Stock Option Plan, if there is a change of control of the Corporation, all unvested Options outstanding at the time of the change of control shall vest and become immediately exercisable.

 Under the Stock Option Plan, in the event that the outstanding Common Shares are changed into or exchanged for a different number or kind of shares or other securities of the Corporation, or in the event that there is a reorganization, amalgamation, consolidation, subdivision, reclassification, dividend payable in capital stock or other change in capital stock of the Corporation, then each participant holding an Option shall thereafter upon the exercise of the option granted to him, be entitled to receive, in lieu of the number of shares to which the participant was theretofore entitled upon such exercise, the kind and amount of shares or other securities or property which the participant would have been entitled to receive as a result of any such event if, on the effective date thereof, the participant had been the holder of the shares to which he was theretofore entitled upon such exercise.

 In the event the Corporation proposes to amalgamate, merge or consolidate with any other Corporation (other than with a wholly-owned subsidiary of the Corporation) or to liquidate, dissolve or wind-up, or in the event an offer to purchase the shares of the Corporation or any part thereof shall be made to all Shareholders, the Corporation shall have the right, upon written notice thereof to each participant, to require the exercise of the option granted pursuant to the Stock Option Plan within the thirty (30) day period following the date of such notice and to determine that upon such thirty (30) day period, all rights of the participant to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have any further force or effect whatsoever.

 The DSU Plan

 Under the DSU Plan, if a Change of Control takes place, all unvested DSUs become vested at the time of the Change of Control.  The settlement of such DSUs however remains subject to the termination of the Director's mandate.

 Whenever dividends are paid on Common Shares, additional DSUs will be automatically granted to each participant who holds DSUs on the record date for such distribution of dividend. The number of such DSUs (rounded to the nearest whole DSU) to be credited as of a dividend payment date shall be determined by dividing the aggregate dividend that would have been paid to such participant if the participant's DSUs had been Common Shares by the market value on the date on which the distributions were paid on the Common Shares. DSUs granted to a participant under the section on credits shall be subject to the same vesting as the DSUs to which they relate.

The RSU Plan

 Under the RSU Plan, if there is a change of control of the Corporation, all outstanding RSUs vest, irrespective of any performance vesting conditions.

 In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin-off or other distribution (other than normal cash dividends) of the Corporation's assets to Shareholders or any other change affecting the Common Shares, such adjustments as are required to reflect such change shall be made with respect to the number of RSUs in the accounts maintained for each participant, provided that no fractional RSUs shall be issued to participants and the number of RSUs to be issued in such event shall be rounded down to the next whole number of RSUs.

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 Whenever dividends are paid on Common Shares, additional RSUs will be automatically granted to each participant who holds RSUs on the record date for such dividend. The number of such RSUs (rounded to the nearest whole RSU) to be credited as of a dividend payment date shall be determined by dividing the aggregate dividends that would have been paid to such participant if the participant's RSUs had been Common Shares by the market value on the date on which the dividends were paid on the Common Shares. RSUs granted to a participant under the section on credits for dividends shall be subject to the same vesting as the RSUs to which they relate.

BLACK-OUT PERIODS

Are there any blackout period provisions under the security-based compensation arrangements?

 Under the Stock Option Plan, in the event that the term of an option expires during or within ten (10) business days after such period of time during which insiders are prohibited from trading in shares as provided by the Corporation's Securities Trading Policy, the Option shall be extended and expire on the date that is ten (10) business days following the Blackout Period (as defined in the Stock Option Plan). Although the Blackout Period would only cover insiders of the Corporation, the extension would apply to all participants who have Options.

PENSION PLAN BENEFITS

The Corporation has not adopted any retirement plan or pension plan providing for payment of benefits.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Corporation has entered into employment agreements with its OR Named Executives on terms and conditions comparable to market practice for public issuers in the same industry and market and of the same size as the Corporation. The following section describes the estimated potential payments and benefits under the employment agreements to which the OR Named Executives would have been entitled if a termination of employment without cause or change in control occurred on December 31, 2024.

The employment agreements for each of the OR Named Executives, include the following:

A. Termination without cause:

(1) Base salary and average annualized bonus paid or declared in the last two years:

  a payment equal to the sum of: between one (1) and one and half (1.5) times the annual base salary and the average annualized bonus paid or declared in the last two (2) years.

(2) Benefits (insurance and others):

  the Corporation shall continue all benefits for a corresponding period of time equal to between one (1) year and one and a half (1.5) years from the cessation of the OR Named Executive's employment (the "Extended Benefits Period").

(3) Unvested equity:

  any RSUs held by the OR Named Executives, as applicable, shall vest and be payable pursuant to the provisions of the RSU plan, as amended from time to time. The OR Named Executives shall also be entitled to exercise Options vesting during Extended Benefit Period pursuant to the provisions of the Stock Option Plan.

In the case of termination of employment initiated by the Corporation for reasons other than just cause, including constructive dismissal, within 18 months following a Change of Control, the OR Named Executives will be entitled to the following severance payment:

B. Change of control ("CoC"):

(1) Base salary and average annualized bonus paid or declared in the last two years:

  a payment equal to the sum of: between one and half (1.5) and two (2.0) times the annual base salary and the average annualized bonus paid or declared in the last two (2) years.
  the OR Named Executives will be entitled to the current year short-term incentive payment in accordance with the actual achievements for the period they were employed.
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(2) Benefits (insurance and others):

  the Corporation shall continue all benefits for a corresponding period of time equal to between one and a half (1.5) and two (2.0) years from the cessation of the OR Named Executive's employment.

(3) Unvested equity acceleration:

  All unvested Options and RSUs vest, irrespective of any performance conditions.

OBL:

In the case of termination without cause, the OBL Named Executive shall be entitled to the following severance payment:

A. Termination without cause:

(1) The sum of: base salary until the date of termination and the current bonus payment on a pro rate basis in accordance with the actual achievements for the period the OBL Named Executive was employed.

(2) One (1.0) time the sum of the OBL Named Executive's based salary and average annualized bonus paid or declared in the last two years.

(3) The aggregate COL Subsidy, including for the portion calculated on the total cash compensation paid to the OBL Named Executive further to such termination and for such portion required to extinguish any remaining liabilities under the OBL Named Executive's residential lease agreement.

(4) Benefits (insurance and others):

  the Corporation shall continue all benefits for a corresponding period of one (1) year from the cessation of the OBL Named Executive's employment (the "OBL Extended Benefits Period").

(5) Unvested equity:

  any RSUs held by the OBL Named Executive, as applicable, shall vest and be payable pursuant to the provisions of the Corporation's RSU plan, as amended from time to time. The OBL Named Executive shall also be entitled to exercise Options vesting during OBL Extended Benefit Period pursuant to the provisions of the Corporation's Stock Option Plan.

In the case of termination of employment initiated by OBL for reasons other than just cause, but including by way of constructive termination or upon the maturity of the employment contract, within 18 months following a change of control, the OBL Named Executive will be entitled to the following severance payment:

B. Change of Control ("OBL CoC"):

(1) The sum of: base salary until the date of termination and the current bonus payment on a pro rate basis in accordance with the actual achievements for the period the OBL Named Executive was employed.

(2) One and half (1.5) times the sum of the OBL Named Executive's based salary and average annualized bonus paid or declared in the last two years.

(3) The aggregate COL Subsidy, including for the portion calculated on the total cash compensation paid to the OBL Named Executive further to such termination and for such portion required to extinguish any remaining liabilities under the OBL Named Executive's residential lease agreement.

(4) Benefits (insurance and others):

  the Corporation shall continue all benefits for a corresponding period of one and half (1.5) years from the cessation of the OBL Named Executive's employment.

(5) Unvested equity acceleration:

  All unvested Options and RSUs vest, irrespective of any performance conditions.

The employment agreement of Mr. Michael Spencer is a fixed-term contract that can be extended for one additional year at the end of its term; should his employment agreement not be extended by OBL and be terminated at its term, the OBL Named Executive shall be entitled to the severance payments outlined in section A (Termination without cause) above.

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Termination by the Corporation Without Cause

If an OR Named Executive or the OBL Named Executive is terminated by the Corporation (or by OBL) without cause, such OR Named Executive or OBL Named Executive will be entitled to:

Compensation(1)	Jason Attew (C$)	Frédéric Ruel (C$)	André Le Bel (C$)	Iain Farmer (C$)	Michael Spencer(5) (C$)
Cash Severance Annual base salary Average Annualized Bonus	975,000 731,900	315,000 414,000	325,000 433,450	300,000 355,650	294,975 373,215
Unvested Equity acceleration Options(2) RSUs(3)	320,645 1,949,364	439,423 1,551,494	464,451 1,632,833	181,807 680,562	282,108 1,023,707
Benefits Insurance and Others(4)	66,200	60,900	61,100	60,900	393,290(6)
TOTAL	4,043,109	2,780,817	2,916,834	1,578,919	2,367,294

NOTES:
(1)	All amounts are calculated as at December 31, 2024.
(2)

These amounts reflect the aggregate dollar value (pre-tax) that would be realized by multiplying the number of unvested Options, which would vest during the applicable extended benefit period by the difference between C$26.03, being the closing price of the Common Shares of the Corporation on the TSX on December 31, 2024 and the respective exercise price of such Options.

(3)

These amounts are prorated based on the applicable extended benefit period (also taking into account achievement of all long-term objectives) by C$26.03 being the closing price of the Common Shares of the Corporation on the TSX on December 31, 2024.

(4)

These amounts represent the dollar value of the insurance benefit of the OR Named Executives and OBL Named Executive, which would be continued for a term of 12 months (18-months for the CEO); benefits include group insurance (but exclude long-term disability) and outplacement expenses in an amount of C$50,000 (except for Mr. Spencer which is entitled to US$30,000) and other benefits.

(5)	As Mr. Spencer's cash compensation is in U.S. dollar, his compensation was converted in Canadian dollars using the foreign exchange rate as at December 31, 2024 being 1.4389.
(6)	This amount also includes the monthly rent of US$12,000, payable by OBL for the remaining term of the lease expiring September 30, 2025 and US$30,000 out placement expenses.

Termination of Employment Following Change of Control

The OR Named Executives and OBL Named Executive will be entitled to the following severance payment if they are terminated by the Corporation or by OBL, as applicable for reasons other than just cause, including constructive dismissal within 18 months following a CoC.

Compensation(1)	Jason Attew (C$)	Frédéric Ruel (C$)	André Le Bel (C$)	Iain Farmer (C$)	Michael Spencer(5) (C$)
Cash Severance Annual base salary level Average Annualized Bonus	1,300,000 1,463,800	472,500 621,000	487,500 650,175	450,000 533,475	442,462 650,175
Unvested Equity acceleration Options(2) RSUs(3)	480,964 2,970,023	693,044 2,186,520	730,200 2,293,243	307,468 1,030,788	465,984 1,488,916
Benefits Insurance and Others(4)	71,600	66,400	66,700	66,300	420,890(6)
TOTAL	6,286,387	4,039,464	4,227,818	2,388,031	3,378,074

NOTES:
(1)	All amounts are calculated as at December 31, 2024.
(2)

These amounts reflect the aggregate dollar value (pre-tax) that would be realized by multiplying the number of unvested Options, which would vest during the applicable extended benefit period by the difference between $26.03, being the closing price of the Common Shares of the Corporation on the TSX on December 31, 2024 and the respective exercise price of such Options.

(3)

These amounts are prorated based on the applicable extended benefit period (also taking into account achievement of all long-term objectives) by C$26.03 being the closing price of the Common Shares of the Corporation on the TSX on December 31, 2024.

(4)

These amounts represent the dollar value of the insurance benefit of the OR Named Executives and OBL Named Executive, which would be continued for a term of 12 months (18-months for the CEO); benefits include group insurance (but exclude long-term disability) and outplacement expenses in an amount of C$50,000 (except for Mr. Spencer which is entitled to US$30,000) and other benefits.

(5)	As Mr. Spencer's cash compensation is in U.S. dollar, his compensation was converted in Canadian dollars using the foreign exchange rate as at December 31, 2024 being 1.4389.
(6)	This amount also includes the monthly rent of US$12,000, payable by OBL for the remaining term of the lease expiring September 30, 2025 and US$30,000 out placement expenses.

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Each of the Executive employment agreements entered into by the OR Named Executives with the Corporation or by the OBL Named Executive with OBL provide for non-competition clauses based on the following terms:

Type of Termination	Non-Competition Period
For Cause	12 months
For Cause (OBL Named Executive)	12 months
Without Cause	6 months
By the Executive	6 months
Following a CoC	6 months
Maturity of the Agreement (OBL Named Executive only)	6 months

In addition, each of the OR Named Executives undertakes, following the date of his termination for any reason, not to solicit the Corporation's or OBL's agents, administrators, officers, Directors, managers or business executives, consultants or employees for a period of 12 months.

Policy on Recovery of Incentive Compensation

The Corporation's Policy on Recovery of Incentive Compensation (the "Policy" - also commonly known as a "Clawback Policy") was further amended in November 2024 to provide additional language for clarification in respect of Rule 10D-1 under the Securities Exchange Act of 1934 concerning the recovery, or "clawback", or erroneously awarded incentive-based executive compensation.

The executive officers of the Corporation are covered by the Policy.  This includes the Corporation's current or former President and Chief Executive Officer, Vice President, Finance and Chief Financial Officer, any Vice-President of the Corporation in charge of a principal business unit, division or function, and any other current or former officer or person who performs a significant policy-making function for the Corporation, including executive officers of the Corporation's subsidiaries (the "Executive Officers").  All of these Executive Officers are subject to the Policy, even if an Executive Officer had no responsibility for the facts or events which required a restatement.

The Policy applies to any Incentive-Based Compensation (as defined below) received by an Executive Officer during the period (the "Clawback Period") consisting of any of the three completed fiscal years immediately preceding:

  the date that the Corporation's Board of Directors (or a Committee thereof) concludes, or reasonably should have concluded, that the Corporation is required to prepare a Restatement (as defined in the Policy), or the date that a court, regulator, or other legally authorized body directs the Corporation to prepare a Restatement.

The Policy covers all incentive-based compensation ("Incentive-Based Compensation") (including any cash or equity compensation) that is granted, earned or vested based wholly or in part upon the attainment of any "financial reporting measure". Financial reporting measures are those that are determined and presented in accordance with the accounting principles used in preparing the Corporation's financial statements and any measures derived wholly or in part from such financial information (including non-GAAP measures, share price and total shareholder return). For the avoidance of doubt, a financial reporting measure need not be presented in the Corporation's financial statements or included in a filing with the U.S. Securities and Exchange Commission (the "SEC") in order to be considered a financial reporting measure.

Incentive-Based Compensation is deemed "received" in the fiscal period during which the applicable financial reporting measure (as specified in the terms of the award) is attained, even if the payment or grant occurs after the end of that fiscal period.

Incentive-Based Compensation (as defined in the Policy) does not include base annual salary, compensation which is awarded based solely on service to the Corporation (e.g. a time-vested award, including time-vesting Options or RSUs), nor does it include compensation which is awarded based on subjective standards, strategic measures (e.g. completion of a merger) or operational measures (e.g. attainment of a certain market share).

The Policy is available on the Corporation's website at https://osiskogr.com/en/governance-2/policies/.

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SECURITIES OWNERSHIP

Formal securities ownership guidelines (the "Guidelines") were assented by the Board of Directors on May 6, 2015 in order to further align the long-term interests of the Shareholders and that of its Directors and officers. In November 2024, further to a review of the Guidelines by the Governance and Nomination Committee, changes were proposed which consisted of requiring Executive Officers to own, as part of their applicable ownership level, a mandatory 30% value in Common Shares of the Corporation to further align the interest of the executive team with the interest of Shareholders.  Additionally, in the event of an increase (i) of the base salary or (ii) in the level of securities ownership requirement, such executive shall also have three years from the effective date of any such increase, to comply with the Guidelines. If an executive officer has not achieved the applicable ownership level at the time of any Options being exercised by such executive officer then he/she shall be required to continue to hold at least 50% (or such lesser number) of the common shares issuable upon the exercise of such Options as required to achieve the applicable ownership level. Likewise, if an executive officer has not achieved the applicable securities ownership level at the time of any RSUs vesting, such executive officer will be required to continue to hold at least 50% (or such lesser number) of the Common Shares issuable upon vesting of the RSUs, as applicable) as is required to achieve the applicable securities ownership level hereof.

The ownership requirements can be met through the holding of Common Shares, DSUs and RSUs (time-based component only). In March 2025, the Governance and Nomination Committee and the Board of Directors amended the Guidelines changing the calculation method for the determination of the value of the securities held, to be based on the TSX closing price of the Common Shares of the Corporation on the record date that is determined by the Board of Directors on an annual basis for its annual meeting of shareholders. This change was made with a view to provide the holdings of the Directors and OR Named Executives as of a date that is closest to the Circular.

The following table illustrates the amounts and levels established for the minimum requirement for non-executive Directors and OR Named Executives. The Corporation's Guidelines are not applicable to the OBL Named Executive:

Categories	Securities Ownership Levels (as Multiple of Annual Base Salary Level/Retainer)
Non-Executive Directors	3.0 Times Basic Retainer and DSUs
President and CEO	5.0 Times Annual Base Salary Level
CFO and VP Legal	3.0 Times Annual Base Salary Level
Other Vice Presidents	2.0 Times Annual Base Salary Level

Newly elected or appointed Directors have five (5) years to comply with the ownership requirement from the date of their election or appointment. Newly appointed Named Executives have three (3) years to comply with the ownership requirement from the date of their appointment. In the event of an increase in salary, Director retainer and DSUs or in the level of securities ownership requirement for Directors or executive officers, Directors impacted by such increase shall have five (5) years and executive officers shall have three (3) years to comply with the increased level of ownership requirement starting from the effective date of such increase.

The following table sets out the securities ownership status of non-executive Directors and OR Named Executives as at March 21, 2025 at a closing price of C$29.14:

The Securities Ownership of Directors and OR Named Executives:

Name and Position	HOLDINGS			Total Value(1) (C$)	Securities Ownership Level(2) (C$)	Compliance with the Guidelines(4)
	Number of Common Shares	Number of DSUs	Number of RSUs (Time-Based Component only)			Yes / No / Target Date
Jason Attew Director and CEO Since January 1, 2024	53,306	n/a	96,181	4,356,051	3,250,000	Yes
Joanne Ferstman Director since April 30, 2014	19,500	140,112	n/a	4,651,094	645,000	Yes
Edie Hofmeister Director since May 12, 2022	704	26,273	n/a	786,110	645,000	Yes
W. Murray John Director since February 19, 2020	nil	47,571	n/a	1,386,219	645,000	Yes

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Name and Position	HOLDINGS			Total Value(1) (C$)	Securities Ownership Level(2) (C$)	Compliance with the Guidelines(4)
	Number of Common Shares	Number of DSUs	Number of RSUs (Time-Based Component only)			Yes / No / Target Date
Pierre Labbé Director since February 17, 2015	6,145	87,012	n/a	2,714,595	645,000	Yes
Wendy Louie Director since August 6, 2024	nil	4,612	n/a	134,394	645,000	No To be attained by August 6, 2029
Norman MacDonald Director since June 7, 2023	35,000	17,775	n/a	1,537,864	1,050,000	Yes
Candace MacGibbon Director since January 19, 2021	nil	38,579	n/a	1,124,192	645,000	Yes
David Smith Director since January 23, 2024	10,000	12,473	n/a	654,863	645,000	Yes
André Le Bel VP Legal since February 17, 2015	129,081	n/a	59,849	5,505,420	975,000	Yes
Frédéric Ruel CFO since February 20, 2020	86,583	n/a	57,913	4,210,613	945,000	Yes
Iain Farmer VP Development since February 20, 2020	31,934	n/a	30,264	1,812,450	600,000	Yes
Michael Spencer(3) Managing Director OBL since September 1st, 2017	125,201	n/a	36,232	4,704,158	n/a	n/a

NOTES:
(1)	As provided in the Guidelines, the value of holdings is based on TSX closing price of the Common Shares of the Corporation on March 21, 2025, being C$29.14.
(2)	For OR Named Executives, the level of securities ownership is based on salaries effective as of January 1st, 2024.
(3)	Mr. Michael Spencer is not subject to the Corporation's Guidelines.
(4)	Compliance of the Corporation's Guidelines also includes the 30% holding of the value of the required ownership level in Common Shares for Executive Officers

As at March 21, 2025, the Directors and all Executive Officers of the Corporation held, as a group, 534,461 Common Shares, representing 0.29% of the Corporation's issued and outstanding Common Shares.

As at March 21, 2025, the aggregate value of the total number of securities held by non-executive Directors and all Executives Officers (only including the time-based component of RSUs) represents a value of C$36,737,323.

Securities Trading Policy and Hedging Prohibition

The Securities Trading Policy of the Corporation applies to Directors, officers and employees who are or may be insiders of the Corporation.  Transactions in the securities of the Corporation are only permitted outside blackout periods. Based on the guidelines provided in the Securities Trading Policy, a prior written approval for any purchase or sale of securities of the Corporation must be obtained from one of the Executive Officers identified therein, which approval will be valid for a maximum of ten (10) business days.  In addition, blackout periods are implemented: (i) during the period encompassed between the tenth trading day preceding public disclosure of the financial results and the second trading day following the public disclosure of the financial results for a fiscal quarter or fiscal year end by way of press release; (ii) during the period encompassed between the last week of every quarter and the first trading following public disclosure of preliminary production results; and (iii) on an ad hoc basis.

The Corporation forbids all insiders from using any strategy relating to or to use derivative instruments in respect of securities of the Corporation, including purchasing financial instruments that are designed to hedge or offset a decrease in market value of the securities of the Corporation.  The policy is available on the Corporation's website at https://osiskogr.com/en/governance-2/policies/.

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QUICK FACTS - CORPORATE GOVERNACE MATTERS

ELECTION METHOD	Majority Voting and Director Resignation Policy
CONTROLLED COMPANY	No
DUAL-CLASS VOTING	No
INDEPENDENT CHAIR	New Independent Chair since November 2023
DIRECTOR AGE LIMIT	Yes
DIRECTOR TERM LIMIT	Yes
WRITTEN GENDER DIVERSITY POLICY (BOARD AND CORPORATE TALENT)	Yes: Board: 44% (target: 40%) Executive Officers: 14% (target 25%)
ANTI-BRIBERY, ANTI-CORRUPTION AND ANTI-MONEY LAUNDERING POLICY

The Board adopted an Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy which provides a framework to ensure that the Corporation, together with its respective Directors, officers, employees, agents and representatives conducts business: (i) in an honest and ethical manner reflecting the highest standards of integrity; (ii) in compliance with all laws, instruments, rules and regulatory requirements applicable to the Corporation; (iii) in compliance with the Corporation's Code of Ethics and; (iv) in a manner that does not contravene anti-bribery, anti-corruption and anti-money laundering laws that apply to the Corporation.

CLIMATE CHANGE POLICY

New policy adopted by the Board of Directors, upon recommendation of the Environmental and Sustainability Committee on February 19, 2025. This Climate Change Policy sets out the Corporation's overall approach to incorporating responsible investment into our business, informed by the Corporation's understanding of the profound implications that climate change can have on both people and the planet.

CODE OF ETHICS

Applies to all Directors, officers, employees, consultants and agents acting on behalf of the Corporation which sets out the Corporation's ethical guidelines and best practices to follow for the integrity, trust and respect.

CONFLICT OF INTEREST AND RELATED PARTY TRANSACTION

The Board formally adopted a Conflict of Interest and Related Party Transaction Policy with a view to document what the Corporation has been doing for years to address related party transactions and, to provide a structure to address any such potential transactions in the future.

DISCLOSURE POLICY

The Corporation's Disclosure Management Committee oversees the Corporation's corporate disclosure practices and ensures compliance thereto.  The Disclosure Management Committee is also responsible for all disclosure obligations and for overseeing disclosure controls and procedures.  It reviews and approves all public disclosure prior to its dissemination.

HUMAN RESOURCES, HEALTH AND SAFETY POLICY

The Board adopted a Human Resources, Health and Safety Policy providing its employees with a working environment that recognizes the rights of all employees to safe, equitable and rewarding working conditions, free of any harassment, discrimination or occupational health hazard, the whole in compliance with applicable laws and regulations and recognizing the employees' right to freedom of association and the right to collective bargaining.

HUMAN RIGHTS POLICY

The Board adopted a Human Rights Policy which promotes respect for the human rights of all stakeholders of the Corporation and provides remedy when applicable.  The Corporation does not tolerate any form of exploitation or slavery (or other forced labour), including child labour and any form of discrimination against people.

LOBBYING POLICY

The Board adopted a Lobbying Policy to provide a framework to such employees who are authorized to act on behalf of the Corporation to communicate with public officials. They are therefore held accountable for conducting activities in a transparent and ethical manner and complying with the Lobbying Policy.

SECURITIES TRADING POLICY	Directors, officers and employees are prohibited from trading in securities of the Corporation while in possession of material information which has not been disclosed.
WHISTLEBLOWING POLICY

The Corporation has improved its existing Whistleblowing Policy through a third-party provider of confidential, anonymous reporting services.  There have been no whistleblower incidents reported to date.

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ABOUT OUR ARTICLES

The articles of the Corporation provide that our Board shall consist of a minimum of three (3) and a maximum of fifteen (15) Directors.  The Board may also appoint one more additional Directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of Directors so appointed may not exceed one third of the number of Directors elected at the previous annual meeting of shareholders.

The Corporation's capital structure is composed of an unlimited number of (i) Common Shares without nominal or par value and (ii) preferred shares.  While the articles of the Corporation contemplate the issuance of preferred shares and Common Chares, the articles do not allow the Corporation to create new series of preferred shares or to make alterations to the capital structure of the Corporation without prior Shareholder approval. For more details, consult the most current Annual Information Form on the Corporation's website at: https://osiskogr.com/en/annual_information_form/.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation is committed to sound corporate governance practices. The Board of Directors has carefully considered the Corporate Governance Guidelines set forth in Policy Statement 58-201 to Corporate Governance Guidelines. A description of the Corporation's corporate governance practices is set out below in response to the requirements of Regulation 58-101 and in the form set forth in Form 58-101F1 "Corporate Governance Disclosure".

Position Descriptions

The Board has developed written position descriptions for the Chair of the Board and the Chairs of the Board Committees and the President and CEO. Such position descriptions can be found on the Corporation's website at:https://osiskogr.com/en/governance-2/positions-descriptions/.

Charter of the Board of Directors and Charters of its respective Committees

The Board has developed written Charters for the Board and each of its standing Committees. The Charter of the Board of Directors is attached as Schedule "A" to this Circular and the Charters of each Committee can be found on the Corporation's website at: https://osiskogr.com/en/governance-2/charters/.

Majority Voting and Director Resignation Policy for Election of Directors

The Majority Voting and Director Resignation Policy for uncontested director elections is in effect since April 2014 and was last amended on March 30, 2016 to reflect comments received from the TSX. Under such policy, if a nominee does not receive the affirmative vote of at least the majority of votes cast at the meeting of Shareholders, the director shall promptly tender his or her resignation for consideration by the Governance and Nomination Committee and the Board. The Governance and Nomination Committee will consider such resignation and make a recommendation to the Board of Directors. The policy is available on the Corporation's website at The Policy is available on the Corporation's website at:

https://osiskogr.com/en/governance-2/policies/.

Policy regarding Tenure on the Board of Directors

The Board of Directors is committed to a process of Board renewal and succession-planning for non-executive Directors in order to balance the benefits of experience with the need for new perspectives to the Board while maintaining an appropriate degree of continuity and adequate opportunity for transition of Board and Board Committee roles and responsibilities. Accordingly, the Corporation adopted on March 30, 2016 a policy regarding the tenure on the Board of Directors (the "Board Tenure Policy").

The Governance and Nomination Committee is responsible for recommending nominees for election to the Board and, in furtherance of such responsibility, it analyzes the competencies and skills of existing non-executive Directors, oversees an annual director evaluation process, and assesses the current and future needs of the Board, including the need to comply with the Corporation's Policy regarding the diversity of the Board of Directors (as more fully described below).

In order to assist the Governance and Nomination Committee and the Board in succession-planning for non-executive Directors and appropriate Board renewal, the Board has adopted limits on Board tenure. Non-executive Directors will not be re-nominated for election at an annual meeting after the earlier of the following has occurred:

(a) such director has served 12 years following the later of (i) March 30, 2016 and (ii) the date on which the director first began serving on the Board (the "Term Limit"); or

2025 Management Information Circular	77

(b) such director has reached the age of 72 years old on or before the date of the annual or special meeting of Shareholders of the Corporation called in respect of the election of Directors (the "Retirement Age");

provided that, for greater certainty, there should be no expectation that a non-executive director will serve on the Board for the periods contemplated by the Term Limit or until such director reaches the Retirement Age (collectively the "Board Tenure Limits").

Notwithstanding the foregoing, the Board Tenure Limits shall not apply to a non-executive director who has yet to be elected annually for the fifth consecutive time by the Shareholders subject to the Corporation's Majority Voting and Director Resignation Policy. Once a non-executive director has been elected or re-elected for five (5) times, these Board Tenure Limits apply notwithstanding that such director has continued to receive satisfactory annual performance evaluations, has needed skills and experience and meets other Board policies or legal requirements for Board service.

Exceptionally, on a case-by-case basis and on the recommendation of the Governance and Nomination Committee, a non-executive director who has reached the Term Limit or the Retirement Age may be nominated to serve on the Board for up to a maximum of two (2) additional years.

In determining whether to make such a recommendation to the Board, the Governance and Nomination Committee shall consider the following factors, among others:

(a) the director has received positive annual performance assessments;

(b) the Governance and Nomination Committee believes it is in the best interests of the Corporation that the director continues to serve on the Board; and

(c) the director has been re-elected annually by the Corporation's Shareholders in accordance with the Corporation's Majority Voting and Director Resignation Policy.

Notwithstanding the foregoing, the Board retains full discretion in approving such recommendation by the Governance and Nomination Committee.

In addition, Directors are expected to inform the Chair of the Board of any major change in their principal occupation so that the Board would have the opportunity to decide the appropriateness of such director's continuance as a member of the Board or of a Board Committee. Directors are also expected to provide the Chair of the Board with information as to all boards of directors that they sit on or that they have been asked to join so as to allow the Board to determine whether it is appropriate for such director to continue to serve as a member of the Board or of a Board Committee. The Governance and Nomination Committee will apply Board nominee selection criteria, including Directors' past contributions to the Board and availability to devote sufficient time to fulfill their responsibilities, prior to recommending Directors for re-election for another term. A copy of the Board Tenure Policy is available on the Corporation's website at: https://osiskogr.com/en/governance-2/policies/.

Policy regarding the diversity of the Board of Directors

The Corporation is committed to diversity among its Board of Directors. On March 30, 2016, the Board adopted a policy regarding the diversity of the Board of Directors (the "Diversity Policy") relating to candidate selection based on experience and expertise to achieve effective stewardship and management. The Corporation has reached the 40% target of women representation on the Board of Directors.

In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to the Corporation's success. By bringing together people from diverse backgrounds and giving each person the opportunity to contribute their skills, experience and perspectives in an inclusive workplace, the Corporation believes that it is better able to develop solutions to challenges and deliver sustainable value for the Corporation and its stakeholders. The Corporation considers diversity to be an important attribute of a well-functioning Board, which will assist the Corporation to achieve its long-term goals.

The Corporation recognizes that gender diversity is a significant aspect of diversity and also acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to the diversity of perspective on the Board. Furthermore, the Board has not set a target for the representation of other ethnic diversity as it would rather consider diversity of experience, perspective, education, background, ethnicity, gender and national origin as part of its overall evaluation of director nominees for election or re-election to the Board.

To ensure sound corporate governance, the Governance and Nomination Committee is guided by the following principles in recommending candidates to the Board of Directors:

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i) ensuring that the Board of Directors of the Corporation is composed of Directors who possess extensive knowledge, skills and competencies, diverse points of view, and relevant expertise, enabling them to make an active, informed and positive contribution to the management of the Corporation, the conduct of its business and the orientation of its development;

ii) seeking a balance in terms of the knowledge and competencies of Directors to ensure that the Board of Directors can fulfil its role in all respects; and

iii) To the extent practicable, seeking Directors who represent gender diversity, members of the designated groups (as defined in the Employment Equity Act), ages, cultural communities, geographic areas and other characteristics of the communities in which the Corporation conducts its business.

In order to achieve and maintain its target of 40% of women representation on the Board of Directors, the Governance and Nomination Committee shall:

  maintain a short list of potential candidates for election to the Board of Directors which list shall include a majority of women candidates; this list shall take into account that qualified candidates may be found in a broad array of organizations;

  periodically assess the effectiveness of the nomination process at achieving the Corporation's diversity objectives outlined in this Policy; and

  in order to support the specific objective of gender diversity, consider the level of representation of women on the Board and ensure that women were included in the short list of candidates being considered for a Board position.

In furtherance of diversity at the Board level, the Corporation amended its Policy regarding Diversity on the Board of Directors committing to add at least one racially or ethnically diverse Director at or prior to the 2025 annual meeting of shareholders.  The Corporation met its commitment as a result of the appointment of Ms. Wendy Louie who brings to the Board a wealth of experience and knowledge in diverse finance and leadership roles with a focus on the mining industry.

As of the date hereof, the following chart presents diversity on the Board:

Ms. Joanne Ferstman, Ms. Edie Hofmeister, Ms. Wendy Louie and Ms. Candace MacGibbon currently represent 44% of the nine (9) Directors.

Further, the President and CEO of the Corporation is a member of the "30% Club". The "30% Club" promotes gender balance on boards to encourage better leadership and governance.  In addition, the "30% Club" also aims to develop a diverse pool of talent for all businesses through the efforts of its members who are committed to better gender balance at all levels of their organizations.

The Diversity Policy is reviewed annually by the Governance and Nomination Committee to ensure it is effective in achieving its objectives. Any changes to the Diversity Policy as well as additional diversity achievements will be reported annually in the Corporation's Circular. A copy of the Diversity Policy is available on the Corporation's website at: https://osiskogr.com/en/governance-2/policies/.

Policy regarding the diversity in corporate talent

The Corporation is committed to diversity among its Management team. On November 9, 2016, the Board adopted a policy regarding the diversity in corporate talent (the "Management Diversity Policy") relating to candidate selection based on merit in order to select the best person to fulfill each position within the organization. At the same time, the Corporation recognizes that diversity is important to ensure that the profiles of its team provide the necessary range of perspectives, experience and expertise required to achieve corporate objectives.

In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to the Corporation's success. By bringing together people from diverse backgrounds and giving each person the opportunity to contribute their skills, experience and perspectives in an inclusive workplace, the Corporation believes that it is better able to develop solutions to challenges and deliver sustainable value for the Corporation and its stakeholders. The Corporation considers diversity to be an important attribute of a well-functioning company, which will assist the Corporation to achieve its long-term goals.

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The Corporation recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to the diversity of perspective on the Corporation.

The purpose of the Management Diversity Policy is to communicate the importance the Corporation places on the diversity within its organization.

The Corporation believes that diversity enriches discussion and performance of the team in the pursuit of its short and long-term corporate objectives. As part of its strategy to recruit and maintain a diversified organization, it will:

  promote diversity within its team, with particular emphasis on gender diversity;
  promote the contribution of women to the success of the organization;
  assist in the development of women within the organization through training, inside sponsorship and outside mentoring;
  ensure that for every open position within the organization, at least one female be considered as a potential candidate;
  actively participate in internal and external initiatives to promote diversity in its industry with specific focus on gender diversity;
  encourage an awareness in all staff of their rights and responsibilities with regard to fairness, equity and respect for all aspects of diversity; and
  provide work environment that accommodates family and work life balance, while maintaining a high achievement culture.

The Corporation aims to have 25% of officer positions held by women.

The executive team will report annually to the Governance and Nomination Committee on its diversity program, including:

i. gender distribution of employees;

ii. corporate participation on initiatives (internal and external) to promote gender diversity; and

iii. current trends in diversity programs.

The Corporation will also report externally on its performance in the application of diversity programs.

The Management Diversity Policy will be reviewed annually by the Governance and Nomination Committee to ensure it is effective in achieving its objectives. Any changes to the Management Diversity Policy as well as additional diversity achievements will be reported annually in the Corporation's Circular. A copy of the Management Diversity Policy is available on the Corporation's website at: https://osiskogr.com/en/governance-2/policies/.

As of the date hereof, the chart below presents diversity on the executive team:

Employee Diversity

The Board and Management believe that diversity and inclusion efforts contribute to a culture of performance and enhance decision making at all levels of the organization.

Accordingly, the Corporation evaluates its approach on an ongoing basis to ensure it is responsive to evolving best practices in diversity and inclusion. In its recruiting and staffing efforts, the Corporation seeks out diversity of gender, background, experience and perspective in order to foster diversity of thought and to build diverse teams.

As of the date hereof, the chart below presents the employee diversity within Osisko:

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Although the Corporation has not adopted a formal target regarding employee diversity, the Corporation monitors the diversity of its workforce on an ongoing basis and when the time comes to select a candidate for a new position or as a replacement, the Corporation considers the benefit of diversity in its selection criteria.

Conflict of Interest and Related Party Transaction Policy

The Board adopted a Conflict of Interest and Related Party Transaction Policy to effectively identify, evaluate, disclose and manage actual or potential conflicts of interest as well a related party transactions which may arise in relation to the activities of the Corporation.  The Board is ultimately responsible for ensuring that any situation of actual or potential conﬂict of interest as well as related party transactions are eﬀectively identiﬁed and managed.

The Corporation's Conflict of Interest and Related Party Transaction Policy aims at ensuring (i) the conduct of Directors and employees within the Corporation are protected against any appearance of impropriety, (ii) the protection of the reputation of the Corporation, and (iii) that all decisions taken are transparent and in the best interests of the Corporation and in compliance with statutory requirements, while upholding good

Conflict of Interest

A conflict of interest is a situation in which a person has, directly or indirectly (through parents, friends, commercial partners, entities with which such person is engaged), a personal, professional or business interest sufficient to appear to influence the objectivity of such person's duties within the Corporation.

Potential Directors, Directors and employees shall not allow such direct or indirect interest to conflict with their duties and take precedence over the interest of the Corporation. Directors must use their best effort to avoid conflicts of interest.

(a) Related party transactions

Related party transactions include, but are not limited to, any arrangement or transaction between the Corporation or any of its associate companies and a director, employee, or associates of such director or employee.

A director shall disclose all interest that such director may have in a related party transaction with the Corporation or that such director is otherwise involved in a situation of actual or potential conflict of interest, at the beginning of any meeting where such matter will be reviewed by the Board.  Such disclosure shall be recorded in the minutes of proceedings of said meeting.

A report on related party transactions is disclosed annually by Directors and officers and is provided to the Audit and Risk Committee for review and consideration.  The Audit and Risk Committee has the explicit responsibility for reviewing and making recommendations to the Board on non-investment expenses incurred in the context of related party transactions and shall exercise oversight of the reporting of such transactions in the financial statements of the Corporation.  The Independent Investment Review Committee is responsible for investments and divestments in the context of related party transactions.

Where a related party transaction of the Corporation shall be subject to Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions or other applicable rules of any exchange on which the common shares of the Corporation are listed, such related party transaction shall be disclosed and approved in accordance with the provisions contained therein.

In case of non-compliance with the Conflict of Interest and Related Party Transaction Policy or the failure to immediately disclose any related party transaction or any situation of actual or potential conflict of interest and/or to take any action agreed with the Chief Financial Officer or the Corporate Secretary in a timely manner, an employee may be subject to disciplinary actions and may also be held personally liable for such acts and/or omissions.

As part of our year-end procedures, management distributes a detailed questionnaire to each member of the Board and the officers of the Corporation to inquire as to their knowledge of any related party transaction. Accordingly, the Corporation's internal audit procedures include: (i) distributing a detailed questionnaire to all Directors and officers of the Corporation; (ii) identification and coding of related party transactions; (iii) reviewing the Corporation's current related parties and associated transactions (as applicable); (iv) disclosures from Board members and officers regarding their ownership of other entities; (v) participation on additional Boards and previous employment history; (vi) analyzing the results received; and (vii) the Corporation has established guidelines to assist its accounting personnel to determine whether a supplier qualifies as a related party.

The Corporation has investments in associates over which the Corporation has significant influence.  Accordingly, when assessing whether the

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Corporation exercises significant influence or not over such associates, Management evaluates a number of key factors, namely:

  Equity interest held by the Corporation;
  Officer or director role occupied by an officer and/or director of the Corporation;
    Importance of roles such as Chief Executive Officer or Chair of the Board of Directors; and
    Material/significant transactions with the associate.

A copy of the Conflict of Interest and Related Party Transaction Policy is available on the Corporation's website at: https://osiskogr.com/en/governance-2/policies/.

Whistleblowing Policy

The Corporation is committed to the highest possible standards of openness, honesty and accountability as its various stakeholders are expecting this and are entitled to it.

The Corporation strongly encourages employees to report any dishonest, fraudulent, unacceptable behaviour, conduct and practices made by its employees regarding accounting, internal accounting controls or auditing, bribery and corruption or other related matters (a "questionable event") and expects them and, as applicable, those of its subsidiaries (Osisko and its subsidiaries) to feel confident about disclosing and reporting on any concerns they may have about any questionable event they are aware of by using the services of a third party provider of confidential, anonymous report provided in the policy.

In line with Osisko's above-stated commitment, the Whistleblowing Policy is structured as a formal tool to allow the receipt, retention and treatment of complaints, denunciations, warnings and any form of notice by any employee of the Corporation regarding a questionable event.

The compliance officer will maintain a record of concerns raised and the outcomes (but in a form which does not endanger the confidentiality of a concerned employee's identity where necessary) and will report to the Chair of the Audit and Risk Committee, and, as necessary, to management.

Nothing in the policy shall prevent an employee from reporting a questionable event to any government agency, such as the U.S. Securities and Exchange Commission, as provided for or protected under applicable law and regulations.

There has been no "questionable event" (as defined in the Whistleblowing Policy) communicated in 2024 through the ethics line or otherwise, to report any conduct of a Director, Executive Officer or employee that would constitute a departure from the Code of Ethics.

A copy of the Whistleblowing Policy is available on the Corporation's website at: https://osiskogr.com/en/governance-2/policies/.

Human Rights Policy

The Board adopted a Human Rights Policy which formalizes the principles that have continually guided the Corporation. This policy complements the values set out in Osisko's Code of Ethics.  It also ensures that whether directly through its action or indirectly through the influence that it may exert on its partners, the Corporation promotes respect for the human rights of all stakeholders of the Corporation and provides remedy when applicable.

This policy is based on principles established by the Universal Declaration of Human Rights, the United Nations' Guiding Principles on Business and Human Rights, the Canadian Charter of Rights and Freedoms, the Québec Charter of human rights and freedoms and the UN Global Compact.  It applies to all Directors, officers, employees and consultants of the Corporation and its wholly-owned subsidiaries.

The Corporation is committed to respecting human rights principles in all jurisdictions in which it does business.

The Corporation encourages its Directors, officers, employees and consultants to use the anonymous independent resource identified in the policy to disclose any human rights related grievance.  The Corporation does not tolerate any retaliation that could be made against a director, officer, employee or consultant who reported a grievance. Retaliatory action will be sanctioned severely and may warrant immediate dismissal.

Any director, officer, employee or consultant who becomes aware of any action, which could constitute a violation to this policy, is required to report such violation through a third party provider of confidential, anonymous reporting services.

A copy of the Human Rights Policy is available on the Corporation's website at: https://osiskogr.com/en/governance-2/policies/.

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Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy

The Board adopted an Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy. The Corporation promotes zero-tolerance against bribery, corruption and money-laundering and entrenches such fundamental principles in its corporate values.

Many countries, such as Canada and the United States, have passed legislation criminalizing bribery of government officials such as the Canadian Criminal Code and Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act (USA) and other relevant local laws in the countries where the Corporation carries on business activities. The sanctions for violating such laws can be acute and may include individual and corporate fines, as well as imprisonment.

The Corporation's Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy provides a framework to ensure that the Corporation, together with its respective Directors, officers, employees, agents and representatives conducts business:

• in an honest and ethical manner reflecting the highest standards of integrity;

• in compliance with all laws, instruments, rules and regulatory requirements applicable to the Corporation;

• in compliance with the Corporation's Code of Ethics and;

• in a manner that does not contravene anti-bribery, anti-corruption and anti-money laundering laws that apply to the Corporation.

Compliance by all Directors, officers, employees, agents or representatives with the Corporation's Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy, as amended from time to time, is required.

The Corporation's personnel and representatives must not make any contribution or provide any donations or financial support to any political party, political organization, politician or election candidate for any political office or incur any other political expenditure on behalf of the Corporation, except as may be pre-approved by the Compliance Officer in writing.  Donations or financial support includes prize donations or purchasing tickets for events such as dinners, speaking engagements or golf tournaments where such funds constitute in full, or in part, a political donation. All approved political contributions must be carefully recorded and transparent.

Any director, officer, employee, agent and representative who becomes aware of any action which could constitute a violation of the Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy is required to report such violation either to their immediate supervisor or, if an individual is not comfortable discussing the matter with their immediate supervisor, or does not believe that such supervisor has dealt with the matter properly, then the individual should raise the matter using the anonymous independent resource identified in the Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy to disclose any such violation. Nothing shall prevent an employee from reporting a potential violation of the Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy to any government agency, as provided for or protected under applicable law and regulations.

A copy of the Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy is available on the Corporation's website at: https://osiskogr.com/en/governance-2/policies/.

Nothing in the Corporation's Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy shall prevent an employee from reporting a questionable event to any government agency, such as the U.S. Securities and Exchange Commission, as provided for or protected under applicable law and regulations.

Lobbying Policy

The Board adopted a Lobbying Policy to provide to provide a framework to such employees who are authorized to act on behalf of the Corporation to communicate with public officials. They are therefore held accountable for conducting activities in a transparent and ethical manner and complying with the Lobbying Policy.

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The purpose of this Lobbying Policy is to facilitate the Corporation's and its In-house representatives' compliance with lobbying laws everywhere the Corporation operates, and to enable the accurate, complete and timely tracking of the Corporation's or its in-house representatives' trackable contact with public officials.

A copy of the Lobbying Policy is available on the Corporation's website at: https://osiskogr.com/en/governance-2/policies/.

HUMAN RESOURCES MATTERS

The Board adopted a Human Resources, Health and Safety Policy providing its employees with a working environment that recognizes the rights of all employees to safe, equitable and rewarding working conditions, free of any harassment, discrimination or occupational health hazard, the whole in compliance with applicable laws and regulations.  The Corporation is committed to protecting the fundamental rights of its employees in all jurisdictions in which it does business.

The Corporation recognizes the employees' right to freedom of association and the right to collective bargaining.

This policy is based on principles established by the International Labour Organization's Declaration on Fundamental Principles and Rights at Work and the Québec Charter of human rights and freedoms and applies to all Directors, officers, employees and consultants of the Corporation and its wholly-owned subsidiaries.

The Corporation encourages its Directors, officers, employees and consultants that have a bona fide grievance to use the anonymous independent resource identified in this policy to disclose any such grievance.  The Corporation does not tolerate any retaliation that could be made against a director, officer, employee or consultant who reported a grievance.  Any such action will be sanctioned severely and may warrant immediate dismissal.

Any director, officer, employee or consultant who becomes aware of any action, which could constitute a violation to this Policy, is required to report such violation through a third party provider of confidential, anonymous reporting services.  Such anonymous reports will be forwarded directly to the Board Chair of the Corporation for investigation. All such anonymous reports will be treated sensitively and seriously, in the strictest confidence and in accordance with the Corporation's policy and all applicable laws.

A copy of the Human Resources, Health and Safety Policy is available on the Corporation's website at: https://osiskogr.com/en/governance-2/policies/.

The Corporation has not suffered any workplace fatalities since its creation in 2014.

No employees are covered by a collective bargaining agreement.

Policy on the prevention of Psychological or Sexual harassment in the Workplace and the Handling of complaints

The policy on the prevention of psychological or sexual harassment in the workplace and the handling of complaints (the "Harassment Policy") is in effect since 2019.  The Corporation does not tolerate nor accept any form of psychological or sexual harassment. The Harassment Policy is intended to prevent and put an end to any situation of psychological or sexual harassment in its business, including any form of discriminatory harassment.  The Harassment Policy also provides for intervention measures applicable to harassment complaints filed or situations of harassment reported to the Corporation. All communications are forwarded directly to the Chair of the HR Committee.

Through the above-noted methods, the Board encourages and promotes a culture of ethical business conduct. In addition, the Directors, officers and employees of the Corporation are expected to act and to hold their office within the best interests of the Corporation. The Corporation expects that all Directors shall act in compliance of all laws and regulations applicable to their office as director of the Corporation.

A copy of the Policy on the prevention of Psychological or Sexual harassment in the Workplace and the Handling of complaints is available on the Corporation's website at: https://osiskogr.com/en/governance-2/policies/.

There has been no psychological or sexual harassment complaint in 2024 to the responsible persons designated by the Corporation.

Code of Ethics

The Board has adopted a Code of Ethics (the "Code of Ethics") applicable to all of its Directors, officers and employees.

The Code of Ethics communicates to Directors, officers and employees' standards for business conduct in the use of Osisko time, resources and assets, and identifies and clarifies proper conduct in areas of potential conflict of interest. Each director,

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officer and employee is provided with a copy of the Code of Ethics and is asked to sign an acknowledgement that the standards and principles of the Code of Ethics will be maintained at all times on Osisko business. The Code of Ethics is designed to deter wrongdoing and promote: (a) honest and ethical conduct; (b) compliance with laws, rules and regulations; (c) prompt internal reporting of Code of Ethics violations; and (d) accountability for adherence to the Code of Ethics. Violations from standards established in the Code of Ethics, and specifically under internal accounting controls, are reported to the CFO or to the VP Legal and can be reported anonymously. The CFO and the VP Legal will report to the Audit and Risk Committee who will report to the Board any reported violations at least quarterly, or more frequently depending on the specifics of the reported violation.

The Chair of the Board and the President and CEO and the Governance and Nomination Committee are responsible for promoting a corporate culture, which supports the highest of ethical standards, encourages personal integrity and assumes social responsibility.

The Corporation will adopt, from time to time, policies and guidelines relating to ethics that apply to all Directors, officers and employees of the Corporation. The Corporation's Code of Ethics will be reviewed on an annual basis as well as adherence thereto.

The Code of Ethics is distributed to and signed by each of the Corporation's employees when they are hired. Directors, officers and designated employees are required, on an annual basis, to declare their commitment to abide by the Corporation's Code of Ethics. Management of the Corporation reports annually to the Governance and Nomination Committee all non-compliance statements so disclosed by Directors, officers and designated employees.

In addition, the Board has established under the Corporation's Whistleblowing Policy, a process for the receipt and treatment of all complaints concerning accounting, internal accounting controls, auditing or related matters submitted by any employee, including procedures for the confidential anonymous submissions by employees of concerns regarding said matters.

Nothing in the Corporation's Code of Ethics shall prevent an employee from reporting a questionable event to any government agency, such as the U.S. Securities and Exchange Commission, as provided for or protected under applicable law and regulations.

There has been no "questionable event" (as defined in the Whistleblowing Policy) communicated in 2024 through the ethics line or otherwise, to report any material breach of the Code of Ethics.

A copy of the Code of Ethics is available on the Corporation's website at: https://osiskogr.com/en/governance-2/policies/.

Climate Change

In February 2025, the Board of Directors adopted a Policy setting out the Corporation's approach to incorporating responsible investment into the business, informed by the Corporation's understanding of the profound implications that climate change can have on both people and the planet.

As a royalty and streaming company, while the Corporation is not directly involved in any mining operations operated by third parties, nor does the Corporation have operational control over the projects in which it invests, the Corporation shares a commitment to responsible mining practices and designed this policy to advance this goal through the Corporation's approach, selection, assessment and monitoring of its investments, and the operation of the business.

In furtherance of its commitment to responsible investment, the Corporation acknowledges the importance of mitigating risks relating to climate change that could potentially impact its business.

A copy of the Climate Change Policy is available on the Corporation's website at: https://osiskogr.com/en/governance-2/policies/.

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Environmental, Social and Governance

The Environmental and Sustainability Committee and the Governance and Nomination Committee of the Board oversee Osisko's ESG matters including environmental, social and corporate responsibility/governance issues and strategy. The Corporation's ESG Management Committee is responsible for the execution of the ESG strategy.

As a capital provider, the Corporation does not have direct control over the operation or sustainability activities of its mining partners operations.  However, the Corporation recognizes that by supporting responsible operators, it can promote sustainable development through its investments.

In 2023, Osisko developed an enhanced ESG screening and monitoring tool, aligned with industry-leading practices and referencing recognized sustainability frameworks. The comprehensive tool allows the Corporation to assess the ESG performance of potential assets and mining partners across various topics, including biodiversity, climate change, tailings and waste management, community relations, diversity, equity and inclusion, health and safety, and business ethics. The Corporation started using this new formal process and tool in 2024 for new investment decisions, with a monitoring aspect applied to existing partners and investments, where applicable.

In its commitment to addressing climate-related challenges, the Corporation conducted a climate-related risk assessment and scenario analysis to gage the exposure of key assets to climate-related risks and opportunities. This analysis helped inform the development of a climate change strategy for 2024-2027 structured around three main pillars: management of climate-related financial risks, pursuit of a low-emission future; and enhancing governance and disclosure. Each pillar includes specific commitments to monitor and measure progress.

In early 2024, the Corporation purchased and retired Gold Standard certified carbon credits through Key Carbon Ltd., a financer and supporter of carbon reduction projects. These carbon credits offset the Corporation's 2023 office-based Scope 2 and Scope 3 indirect emissions (excluding financed emissions).

The Corporation continued to improve the internal skills and awareness of all employees through targeted training on various internal policies including but not limited to the Corporation's Code of Ethics, Whistleblowing Policy and Trading Policy.

In 2024, the Company donated over C$0.5 million across three pillars: education, social/community, and climate change/environmental, representing an increase over the 2023 level of $0.2 million. The Corporation also successfully implemented a donation matching policy as part of its ongoing commitment to social responsibility and community engagement. This initiative enabled the Corporation to double the impact of employee contributions to eligible charitable organizations, supporting a range of meaningful causes that fall under the three pillars of giving. The Corporation's community investments and employee volunteering initiatives continued to support the local communities around its head office and those around its mining partners.

The Corporation was also recognized as a Great Place to Work® Canada-certified organization for the first time. This achievement reflects its commitment to fostering a dynamic, engaging, and inclusive workplace.

As part of the Corporation's ongoing efforts to increase disclosures and transparency, and to further elaborate on the Corporation's strategy on ESG matters, the Corporation will be delivering its fifth Sustainability report in April 2025.  Additional information on the Corporation's evolving governance practices can be found on the Corporation's website at https://osiskogr.com/en/corporate-governance/.

Shareholder's Outreach Program and Board Responsiveness

The Board of Directors and the Governance and Nomination Committee have adopted a Shareholder outreach program (the "Outreach Program") as it believes that constructive engagement with the Corporation's Shareholders is important for good corporate governance and transparency.

As part of the Outreach Program, the Board welcomes Shareholder inquiries and comments relating to: (i) corporate governance practices and disclosure; (ii) corporate responsibility and environmental, social and governance matters; (iii) executive performance, compensation and succession planning; and (iv) Board independence and Committee composition and succession planning.

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Matters not directly related to the foregoing are more appropriately addressed by Management through the Corporation's Investor Relations team. All Shareholder inquiries and comments relating to the Corporation's business, investments, financial results, strategic direction and similar matters should be directed to the Corporation's Investor Relations team.

The Board, under the Outreach Program and through the Governance and Nomination Committee, establishes annually a program to engage directly with key Shareholders to discuss Board matters. This program allows the Chair of the Board and the Chair of the Governance and Nomination Committee, together with the Chair of any other relevant committee of the Board, if necessary, to exchange views with Shareholders on relevant governance topics, receive feedback on the performance of the Corporation and the Board with respect to Board matters and discuss potential areas of improvement, if any.

Contacting Osisko's Board of Directors

Shareholders, employees and other interested parties may communicate directly with the Board by:

1. Writing to:	Chair of the Board Osisko Gold Royalties Ltd 1100 Avenue des Canadiens-de-Montréal Suite 300 Montréal, Québec, H3B 2S2

2. Calling:	514-940-0670

3. Emailing:	Chair-Board@osiskogr.com

Committees of the Board

There are currently five (5) standing committees of the Board, namely: the Audit and Risk Committee, the Governance and Nomination Committee, the Human Resources Committee, the Environmental and Sustainability Committee and the Independent Investment Review Committee.

In February 2025, the Board of Directors and the Governance and Nomination Committee concluded to combine the Governance and Nomination Committee and the Environmental and Sustainability Committee to essentially streamline the Board structure by consolidating responsibilities under one committee given existing overlapping responsibilities. This Committee combination will take effect on May 8, 2025, following the annual meeting of Shareholders and this new Committee will be renamed: "Governance, Nomination and Sustainability Committee".

The following is a description of the authority, responsibilities, duties and function of the current committees.

Governance and Nomination Committee

The Governance and Nomination Committee is responsible for the monitoring of the Corporation's corporate governance and nomination matters.

The Governance and Nomination Committee has the general mandate to (i) consider and assess all issues that may affect the Corporation in the areas of corporate governance and nomination generally; (ii) recommend actions or measures to the Board to be taken in connection with these two (2) areas; and (iii) monitor the implementation and administration of such actions or measures, or of corporate policies and guidelines adopted by regulatory authorities or the Board with respect to said two (2) areas. The Chair of the Governance and Nomination Committee is also responsible to conduct the Corporation's outreach program toward Shareholders and stakeholders. The Charter of the Governance and Nomination Committee is available on the Corporation's website at https://osiskogr.com/en/governance-2/charters/.

Corporate governance practices determine the process and structure used to manage and run the internal and commercial business of the Corporation with a view to preserving its financial and operational integrity, complying with all applicable rules in general and increasing its value to Shareholders.

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As regards corporate governance matters, the Governance and Nomination Committee is responsible for establishing practices which must be followed and should be in line with corporate governance rules and guidelines in effect from time to time as adopted by relevant authorities. The Governance and Nomination Committee is also responsible for recommending to the Board new candidates for director and to assist the Board in the assessment of the performance of senior officers, of the Board and its committees and of individual Directors.

The Governance and Nomination Committee met four (4) times during the most recently completed financial year. Since February 8, 2024, the Governance and Nomination Committee is composed of the following three (3) independent Directors:

David Smith (Chair)	Edie Hofmeister	W. Murray John

Work Performed by the Governance and Nomination Committee

In 2024 and beginning of 2025, the Governance and Nomination Committee reviewed and/or approved:

  the 2024 management information circular and recommended Board approval;
  2024 Shareholder voting results;
  the Board assessment questionnaire and assessment process;
  Management's practices in maintaining open and transparent communications with the Board;
  the skills matrix of the members of the Board;
  the Corporation's disclosure on regulatory filings to assess any potential conflict and related party transactions;
  the Directors' 2024 education program;
  the amended position descriptions of the Chair of the Board and that of the President and CEO and recommended Board approval;
  the amended the Charters of the Governance and Nomination Committee and that of the Board;
  the Governance and Nomination Committee Annual Work Program;
  the Corporation's corporate governance policies;
  the Board self-assessment and evaluation;
  the list of candidates for election to the Board;
  the search for and selection of a director nominee and recommended to the Board Ms. Wendy Louie's candidacy;
  the list of directorship of public companies held by members of Management of the Corporation as representative of the Corporation;
  the Corporation's governance practices, including Board tenure, independence, overboarding and conflict of interest procedures;
  the composition of the Board and its standing Committees; and
  Management's relationship with the Board of Directors as well as the effectiveness the Corporation's Management organization structure.
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Audit and Risk Committee

The Audit and Risk Committee meets regularly in order to assist the Board of Directors in fulfilling its oversight responsibilities with respect to the following: (i) in its oversight of the Corporation's accounting and financial reporting principles and policies and internal audit controls and procedures; (ii) in its oversight of the integrity and transparency of the Corporation's financial statements and the independent audit thereof; (iii) in selecting, evaluating and, where deemed appropriate, replacing the external auditors; (iv) in evaluating the independence of the external auditors; (v) in its oversight of the Corporation's risk identification, including cybersecurity and data privacy and security risks, controls and related matters, assessment and management program; and (vi) in the Corporation's compliance with legal and regulatory requirements in respect of the above.

The Charter of the Audit and Risk Committee is available on the Corporation's website at https://osiskogr.com/en/governance-2/charters/.

The function of the Audit and Risk Committee is to provide independent and objective oversight. The Management of the Corporation is responsible for the preparation, presentation and integrity of the Corporation's financial statements. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The external auditors are responsible for planning and carrying out a proper audit of the Corporation's annual financial statements and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit and Risk Committee are not full-time employees of the Corporation and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence. As such, it is not the duty or responsibility of the Audit and Risk Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Audit and Risk Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and external to the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided to the Audit and Risk Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors) and (iii) representations made by Management as to non-audit services provided by the auditors to the Corporation.

The Board has adopted the Audit and Risk Committee Charter, mandating the role of the Audit and Risk Committee in supporting the Board in meeting its responsibilities to Shareholders.

The Audit and Risk Committee met four (4) times during the most recently completed financial year. Since June 7, 2023, the Audit and Risk Committee is composed of the following four (4) independent Directors:

Joanne Ferstman (Chair)	Pierre Labbé	Candace MacGibbon	Norman MacDonald

Information Security Risk Oversight and Management

All members of the Audit and Risk Committee are independent and knowledgeable about information security risk management.  Management provides a report on information technology security, including cyber risks, data security, ongoing staff training, mitigation and resilience to the Audit and Risk Committee at each of its quarterly meetings.  Four (4) Directors have information security experience.  In the last three years, there have been no occurrences of security breach that generated expenses nor has there been expenses incurred from information security breach penalties and settlements. In addition, the Corporation has not experienced an information security breach in the last three years.  Since the Corporation is listed on the New York Stock Exchange and is subject to Sarbanes-Oxley Act of 2002 ("SOX") reporting requirements, the Corporation's systems are part of the annual SOX audit performed by the Corporation's auditors and independent specialized firms are periodically engaged to conduct specific procedures on our information security systems.  Ms. Candace MacGibbon recently received a Cybersecurity Certification from Cornell University, which brings additional information technology oversight to the Audit and Risk Committee.

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Work Performed by the Audit and Risk Committee

In 2024 and beginning of 2025, the Audit and Risk Committee reviewed and/or approved:

  the amended Audit and Risk Committee Charter;
  the Audit and Risk Committee Annual Work Program;
  Management's report on the Corporation's Risk Evaluation Review for the year 2024 with quarterly updates;
  Management's report on impairment of assets;
  the Corporation's auditors' Audit Plan;
  the Corporation's internal audit function;
  proposed changes to the Corporation's Investment Policy, Delegation of Authority Policy and the U.S. Dollar Hedging Policy and recommended Board approval;
  the Corporation's financial group review for development and succession planning;
  policy on procedures for approval of audit and non-audit services by external auditor and approve their fees;
  the Corporation's review process in determining related party transactions;
  the consolidated financial statements, management's discussion and analysis and accompanying press releases for the year 2024 and recommended Board approval;
  the quarterly financial statements, management's discussion and analysis and accompanying press releases related thereto and recommended Board approval;
  monitored compliance requirements with the Securities and Exchange Commission, including the Sarbanes-Oxley Act of 2002, and the New York Stock Exchange;
  the appointment of the auditors of the Corporation;
  the efficiency of the Audit and Risk Committee;
  the Corporation's internal controls and compliance certifications on a quarterly basis;
  audit and non-audit work fees;
  the Corporation's report on cash management;
  the Corporation's information technology related activities;
  the Corporation's insurance coverage;
  the Corporation's tax matters;
  the Corporation's accounting policies;
  the documentation provided by Management on continuing education;
  any whistleblowing and litigation matters; and
  the holding of in camera meetings with the Auditors of the Corporation on a quarterly basis.

Additional reference is made to the Section entitled "Audit and Risk Committee" of the Corporation's Annual Information Form ("AIF") that contains the information required by section 5.1 of Form 52-110F1 of Regulation  52-110. The Corporation's AIF is available on SEDAR + at www.sedarplus.ca and on EDGAR at www.sec.gov, and a copy of same will be provided free of charge, upon request, to any Shareholder of the Corporation.

Human Resources Committee

The HR Committee is responsible for approving compensation objectives and the specific compensation programs for policies and practices of the Corporation on matters of remuneration, succession planning, human resources recruitment, development, retention and performance evaluations, which policies are developed and implemented in conformity with the Corporation's objectives with the view to attracting and retaining the best qualified management and employees. The HR Committee is responsible for recommending, monitoring and reviewing compensation programs for senior executives.  It is also responsible to oversee treatment of complaints received pursuant to the Policy on the prevention of psychological or sexual harassment in the workplace and the handling of complaints.

The Charter of the HR Committee is available on the Corporation's website at https://osiskogr.com/en/governance-2/charters/.

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The HR Committee met four (4) times during the most recently completed financial year. Since May 9, 2024, the HR Committee is composed of four (4) independent Directors:

Pierre Labbé (Chair)	David Smith	Edie Hofmeister	Candace MacGibbon

The work performed by the HR Committee is disclosed under heading "Work Performed by the Human Resources Committee" of this Circular.

Environmental and Sustainability Committee

The Environmental and Sustainability Committee is responsible for overseeing (i) environmental (ii) social, and (iii) governance matters consistent with corporate objectives and stakeholders' expectations.  Given that the Corporation does not conduct mining operations, its mandate is focused on assessing the ESG performance of the Corporation's existing portfolio and evaluating management's ESG strategy for the business going forward.  Accordingly, the Environmental and Sustainability Committee monitors ESG issues, and any new or heightened risks that are brought by the management team to its attention.

The Environmental and Sustainability Committee shall also exercise oversight over the Corporation's climate strategy by reviewing the strategy proposed by management and monitor progress towards the implementation of such strategy and achieving related goals.  The Environmental and Sustainability Committee shall make recommendations to the Board of Directors in this respect.

The Environmental and Sustainability Committee is responsible for reviewing and monitoring matters relating to the environment, climate change and risks related to communities surrounding the Corporation's partner's projects.  In performing its duties, the Environmental and Sustainability Committee shall (i) consider and evaluate the Corporation's own ESG compliance and practices; (ii)  obtain, when possible, from such companies operating assets over which the Corporation holds a royalty, stream or other interest, a confirmation that they comply with applicable laws; have developed and implemented appropriate ESG policies and procedures for their operations, including by implementing corporate policies, best practices; and (iii)  recommend to the Board the steps to be taken in connection with these matters.

The Charter of the Environmental and Sustainability Committee is available on the Corporation's website at https://osiskogr.com/en/governance-2/charters/.

The Environmental and Sustainability Committee met two (2) times during the most recently completed financial year. Since November 6, 2024, the Environmental and Sustainability Committee is composed of three (3) independent Directors:

Edie Hofmeister (Chair)	W. Murray John	Wendy Louie

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Work Performed by the Environmental and Sustainability Committee

In 2024 and beginning of 2025, the Environmental and Sustainability Committee reviewed and/or approved:

  the amended Environmental and Sustainability Committee Charter and approved its Annual Work Program;
  presentation on climate change scenario analysis;
  the Climate Change Policy;
  the Corporation's environmental, social and governance goals, timeline and steps to determine its objectives;
  the amended Human Rights Policy;
  the Corporation's evolution on ESG matters and due diligence processes;
  the Corporation's new ESG due diligence screening/monitoring tool;
  the Corporation's climate change strategy;
  the timeline and disclosure relative to the Corporation's fourth Sustainability report.

Independent Investment Review Committee

This committee is charged with reviewing and providing its recommendations to the Board, on an ad hoc basis, on any potential material investment or investment stewardship determination. The creation of this committee strengthened the Corporation's corporate governance and investment decisions are provided appropriate oversight.

The Independent Investment Review Committee met six (6) times during the most recently completed financial year. Since May 9, 2024, the Independent Investment Review Committee is composed of three (3) independent Directors:

Norman MacDonald (Chair)	Joanne Ferstman	W. Murray John

Nomination of Directors

In consultation with the Chair of the Board, the Governance and Nomination Committee annually reviews the competencies and skills the members of the Board should possess as well as the skills, areas of expertise, background, independence and qualifications credentials of nominees for election or re-election as members of the Board of Directors. If vacancies occur on the Board, the Governance and Nomination Committee would recommend nominees to the Board, consider their qualifications, the validity of the credentials underlying each nomination, and, for nominees who are already Directors of the Corporation, an evaluation of their effectiveness and performance as members of the Board of Directors, including their attendance at Board and Committee meetings. The use of a skills matrix is also an additional tool in recommending nominees to the Board of Directors. The Board's current skills matrix is set out under heading "Board's Skills Matrix" of this Circular.

Board Assessment

A detailed questionnaire is distributed annually to each member of the Board in order to enable individual Directors to provide feedback on the effectiveness of the Board and its standing Committees as well as the contribution of each member. As part of the assessment process review, each Board member will assess the performance of the respective Committees of the Board.

In addition, the results of the questionnaires are compiled by the Assistant Corporate Secretary and reviewed by the VP Legal and thereafter provided to the Chair of the Board and the President and CEO of the Corporation.  The Chair of the Board also conducts confidential one-on-one meetings with each Director to discuss their individual performance and the results and any element arising from the performance assessments.  Following the evaluation process, the compiled results were provided to the members of the Governance and Nomination Committee and the members of the Board for discussion at the year-end meetings.

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The Governance and Nomination Committee assesses the operation of the Board and its standing Committees, the adequacy of information given to Directors, communication between the Board and Management, the Board size and overall skills. The Governance and Nomination Committee also recommends changes to the Board in order to enhance its performance based on the survey feedback.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since January 1st, 2024, no director or executive officer of Osisko, or Shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associates or affiliates of such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect the Corporation.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness outstanding with any current or former director, executive officer or employee of the Corporation or its subsidiaries which is owing to the Corporation or its subsidiaries, or which is owing to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries, entered into in connection with a purchase of securities or otherwise.

LIABILITY INSURANCE

The Corporation subscribes to liability insurance for the benefit of its Directors and officers to cover them against certain liabilities contracted by them in such capacity. For the most recently completed financial year, this insurance provided for a coverage limit of US$100 million per loss and policy year and the premium paid by the Corporation amounted to US$1.0 million on an annualized basis. When the Corporation is authorized or required to indemnify an insured, a deductible of US$2.5 million applies. The policy contains standard industry exclusions.

SECOND ITEM OF THE AGENDA

APPOINTMENT AND REMUNERATION OF AUDITORS

The Board of Directors and the Audit and Risk Committee of the Corporation recommend that Shareholders vote for the appointment of PricewaterhouseCoopers LLP a partnership of chartered professional accountants ("PwC"), as independent auditor of the Corporation for the fiscal year ending December 31, 2025 and to authorize the Directors to establish their remuneration. PwC was originally appointed on April 30, 2014.

Unless the form of proxy states otherwise, or if the right to vote is not exercised for the appointment of the auditors, the persons named in the enclosed form of proxy intend to VOTE FOR the re-appointment of PwC, Chartered Professional Accountants, as independent auditor of the Corporation and for the Directors to fix their remuneration.

The following table illustrates in detail the components of the fees incurred in 2024 and in 2023:

Year	Audit Fees(1) (C$)	Audit Related Fees (C$)	Tax Fees(2) (C$)	All Other Fees (C$)
December 31, 2024	1,038,864	–	34,331	–
December 31, 2023	919,600	–	98,275	–

NOTES:

(1) Audit fees include services rendered in connection with the audit of the Corporation's annual consolidated financial statements and audit fees for separate audit opinions of subsidiaries of the Corporation. The audit fees also include services rendered in relation to the Short Form Base Shelf Prospectus dated July 26, 2023.

(2) Tax fees are related to tax compliance, tax planning and tax advice services for the preparation of corporate tax returns and proposed transactions.

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THIRD ITEM OF THE AGENDA

APPROVAL OF THE UNALLOCATED RIGHTS AND ENTITLEMENTS UNDER THE DEFERRED SHARE UNIT PLAN

The Shareholders approved the replenishment of the DSU Plan in May 2022. The TSX rules provide that unallocated rights or other entitlements under a security based compensation arrangement, which does not have a fixed number of maximum securities issuable, must be approved every three years.

The DSU Plan provides for a maximum number of Common Shares, which shall not exceed 0.5% of the issued and outstanding Common Shares of the Corporation at all times.

A copy of the DSU Plan is available on the Corporation's website at www.osiskogr.com/en/governance-2/.

At the Meeting, in accordance with the TSX rules, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution, in the form set forth below, subject to such amendments, variations or additions as may be approved at the Meeting.

The TSX requires that the resolution adopting the DSU Plan be approved by a majority of the votes cast, by proxy or in person. In addition to Shareholders' approval, the DSU Plan is subject to regulatory approval.  Upon ratification by Shareholders.

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. All unallocated rights or other entitlements under the amended DSU Plan be and are hereby approved;

2. The Corporation shall have the ability to continue granting DSUs under the DSU Plan until May 8, 2028, which date is the date that is three (3) years from the date of the Shareholder meeting at which Shareholder approval is being sought; and

3. Any director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to do, or cause to be done, all such acts and things, execute and deliver, or cause to be delivered, such other documents, agreements, certificates and statements, as any such director and officer may, in their discretion, determine to be necessary or desirable in order to give full effect to the intent and purpose of these resolutions, the authority for the execution of such documents, agreements, certificates and statements and the doing of such other acts or things to be conclusively evidenced thereby."

Accordingly, the Board of Directors and Management are recommending that the Shareholders VOTE FOR the approval of the said resolution that requires an affirmative vote of the majority of the votes cast at the Meeting in order to be adopted. Unless contrary instructions are indicated on the proxy form or the voting instruction card, the persons designated in the accompanying form of proxy or voting instructions card intend to VOTE FOR the approval of the resolution.

FOURTH ITEM OF THE AGENDA

AMENDMENT TO THE ARTICLES TO CHANGE ITS NAME TO OR ROYALTIES INC./REDEVANCES OR INC.

Shareholders will be asked to approve the amendment to the articles of the Corporation to change its name from "Osisko Gold Royalties Ltd/Redevances Aurifères Osisko Ltée" to "OR Royalties Inc./Redevances OR Inc." by adopting a special resolution which requires at least two-thirds of the votes cast by Shareholders present at the Meeting or represented by proxy.

The proposed amendment will have no impact on the validity of existing share certificates of the Corporation, and Shareholders are not obligated to surrender or exchange their current share certificates. Following the effective date, Shareholders have the option to exchange their share certificates through TSX Trust Company, the Corporation's designated transfer agent.  Every current share certificate, which carries the name Osisko Gold Royalties Ltd/Redevances Aurifères Osisko Ltée, will retain its validity until it is subject to transfer, re-registration, or any alternative method of exchange.

The current articles of the Corporation can be found at www.osiskogr.com or on SEDAR+ at www.sedarplus.com.

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At the Meeting, the Shareholders will be asked to review and, if deemed appropriate, to adopt the following special resolution:

"BE IT RESOLVED:

THAT the articles of the Corporation be amended (the "Amendment") to change the Corporation's name from "Osisko Gold Royalties Ltd/Redevances Aurifères Osisko Ltée" to "OR Royalties Inc./Redevances OR Inc." or any other name that the Corporation's Board of Directors may deem appropriate and which may be approved by regulatory authorities (including TSX), if the Corporation's Board of Directors deems it would be in the Corporation's best interests to proceed to such name change;

THAT the Corporation be, and it hereby is, authorized and empowered to file articles of amendment (the "Articles of Amendment") with the Registraire des Entreprises du Québec at any time after the date of this special resolution to give effect to the Amendment;

THAT any one director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver or cause to be delivered the Articles of Amendment to the Registraire des Entreprises du Québec;

THAT any one officer or any one director of the Corporation be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of the Corporation, to execute or to cause to be executed, and to deliver or to cause to be delivered, all such documents, all in such form and containing such terms and conditions, as any one of them shall consider necessary or desirable in connection with the foregoing and shall approve, such approval to be conclusively evidenced by the execution thereof by the Corporation, and to do or to cause to be done all such other acts and things as any one of them shall consider necessary or desirable in connection with the foregoing or in order to give effect to the intent of this special resolution; and

THAT notwithstanding that this special resolution has been approved by the Shareholders of the Corporation, the directors of the Corporation are authorized to revoke this special resolution without further notice to, or approval of, the shareholders of the Corporation at any time prior to the issuance by the Registraire des Entreprises du Québec of a certificate of amendment or articles in respect of the Amendment."

It is the intent of the management designees, if named as proxy, to vote FOR the Name Change Resolution. The amendment of the Articles would not have any effect on the operations of the Corporation.

Notwithstanding whether the Name Change Resolution is passed by Shareholders at the Meeting, the Board of Directors of the Corporation may revoke it at any time prior to the issuance of a Certificate of Amendment giving effect to the amendment of the Corporation's Articles of Incorporation without further notice to or approval of the Shareholders. The amendment is also conditional upon the approval of the TSX.

Accordingly, the Board of Directors and Management are recommending that the Shareholders VOTE FOR the approval of the said special resolution that requires an affirmative vote of the two-thirds of the votes cast at the Meeting in order to be adopted. Unless contrary instructions are indicated on the proxy form or the voting instruction card, the persons designated in the accompanying form of proxy or voting instructions card intend to VOTE FOR the approval of the special resolution.

FIFTH ITEM OF THE AGENDA

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Board of Directors believes that the compensation program must be competitive within the industry, provide a strong incentive to its Named Executives to achieve the Corporation's goals and ensure that interests of Management and the Corporation's Shareholders are aligned. A detailed discussion of the Corporation's executive compensation is more fully described under the heading "Statement of Executive Compensation - Compensation Discussion and Analysis" in this Circular. Under such section, you will find discussions on the Corporation's executive compensation philosophy, objectives, policies and practices and provides information on the key elements of the executive compensation program of the Corporation.

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At the 2024 annual meeting of Shareholders, the Corporation's approach to executive compensation was approved by over 95% of the votes.

At the meeting, Shareholders will be asked to vote on the following advisory resolution:

Advisory Resolution on Executive Compensation Approach

"BE IT RESOLVED, AS AN ADVISORY RESOLUTION THAT:

1. On an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Corporation, the Shareholders accept the approach to executive compensation disclosed in the Corporation's Circular dated March 25, 2025 delivered in advance of the Meeting;

2. As this in an advisory vote, the Board of Directors of the Corporation and the HR Committee will not be bound by the results of the vote. However, the Board of Directors of the Corporation will take the results into account, together with feedback received from Shareholders, when considering its approach to executive compensation in the future; and

3. Results of the vote will be disclosed in the report of voting results."

The Board of Directors of the Corporation recommends that Shareholders indicate their support for the Corporation's approach to executive compensation disclosed in the Circular by VOTING FOR the Advisory Resolution on Executive Compensation Approach. The persons whose names appear in the attached form of proxy intend to VOTE FOR the Advisory Resolution on Executive Compensation Approach.

SHAREHOLDER PROPOSALS FOR THE 2025 ANNUAL MEETING

The final date for submitting Shareholder proposals to the Corporation for the next annual meeting of the Shareholders is December 27, 2025.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Financial information is provided in the Corporation's financial statements and Management's Discussion and Analysis for the year ended December 31, 2024 a copy of which may be obtained upon request from the Corporate Secretary, 1100, Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2. The Corporation may require the payment of a reasonable charge when the request is made by someone other than a Shareholder.

APPROVAL

The Board of Directors of the Corporation has approved the contents of the Circular and its sending to the Shareholders.

Montréal, Québec, March 25, 2025.

OSISKO GOLD ROYALTIES LTD
Per:
André Le Bel Vice President, Legal Affairs and Corporate Secretary

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OSISKO GOLD ROYALTIES LTD

SCHEDULE "A"
BOARD OF DIRECTORS CHARTER

I. OVERALL ROLE AND RESPONSIBILITY

The Board of Directors (the "Board") of the Corporation is elected by the Corporation's shareholders to supervise the management of the business and affairs of the Corporation.

The Board monitors the manner in which the Corporation conducts its business as well as the senior Executives responsible for the day-to-day operations of the Corporation. It sets the Corporation's policies, assesses their implementation by management and reviews the results.

The prime stewardship responsibility of the Board is to ensure the viability of the Corporation and to ensure that it is managed in the best interest of the Corporation and of its shareholders as a whole while taking into account the interests of other stakeholders.

The Board's main expectations of the Corporation's management are to protect the Corporation's interests and ensure the long term growth of shareholder value.

II. MEMBERSHIP AND QUORUM

The Board shall be composed of a minimum of 3 and a maximum of 15 members.  The Board shall also be constituted with a majority of individuals who qualify as independent directors, as per the standards of independence established in the Regulation 58-101 respecting Disclosure of Corporate Governance Practices.

The quorum at any meeting of the Board is a majority of directors in office.

III. STRUCTURE AND OPERATIONS

Proceedings and meetings of the Board are governed by the provisions of the By-laws of the Corporation relating to the regulation of the meetings and proceedings of the Board insofar as they are applicable and not inconsistent with this Charter and the other provisions adopted by the Board in regards to committee composition and organization.

IV. DUTIES AND RESPONSIBILITIES OF THE BOARD

In addition to statutory responsibilities, the Board, either directly or through one of its committees, assumes responsibility for:

(a) satisfying itself, to the extent feasible, as to the integrity of the Chair of the Board, the President and Chief Executive Officer ("CEO"), and other senior officers, and that the CEO and other senior officers maintain a culture of integrity throughout the Corporation;

(b) ensuring that the Corporation is operated so as to preserve its financial integrity and in accordance with policies approved by the Board;

(c) ensuring, through the Governance and Nomination Committee, that appropriate structures and procedures are in place so that the Board and its committees can function independently of management and in accordance with sound corporate governance practices;

(d) reviewing and approving key policy statements developed by management on various issues such as ethics, regulatory compliance and communications with shareholders, other stakeholders and the general public;

(e) adopting a strategic planning process and thereafter reviewing and, where appropriate, approving, annually, a strategic plan and a budget which takes into account, among other things, the opportunities and risks of the business (all of which are developed at first by management), and monitoring the Corporation's performance with reference to the adopted budget and strategic plan;

2025 Management Information Circular	97

(f) identifying the principal risks of the Corporation's business and ensuring the implementation of appropriate controls, measures and systems to manage these risks;

(g) appointing the CEO, setting forth the position description, as well as planning for the succession of the CEO with the recommendation of the Governance and Nomination Committee and the Human Resources Committee respectively;

(h) evaluating the performance and reviewing the compensation of the CEO, the Chief Financial Officer and all other Executive Officers with the Human Resources Committee, and ensuring that such compensation is competitive and measured according to appropriate benchmarks which reward contribution to shareholder value;

(i) appointing, training, evaluating and monitoring officers as well as planning for their succession with the recommendations of the Governance and Nomination Committee; determining management compensation with the recommendations of the Governance and Nomination Committee and the Human Resources Committee, respectively and ensuring that such compensation is competitive and measured according to appropriate industry benchmarks;

(j) overseeing, through the Audit and Risk Committee, the quality and integrity of the Corporation's accounting and financial reporting systems, and disclosure controls and procedures;

(k) ensuring, through the Audit and Risk Committee, the integrity of the Corporation's internal controls and management information systems;

(l) overseeing, through the Audit and Risk Committee, the process for evaluating the adequacy of internal control structures and procedures of financial reporting, and satisfy itself as to the adequacy of such process;

(m) advising management on critical and sensitive issues;

(n) ensuring that the Board's expectations of management are understood, that all appropriate matters come before the Board in a timely and effective manner and that the Board is kept informed of shareholder feedback;

(o) conducting annually, through the Governance and Nomination Committee, a review of Board practices and the Board's and committees' performance (including director's individual contributions), to ascertain that the Board, its committees and the directors are capable of carrying out and do carry out their roles effectively;

(p) ensuring with the Human Resources Committee, the adequacy and form of the compensation of non-executive directors taking into account the responsibilities and risks involved in being an effective non-executive director;

(q) determining, with the Governance and Nomination Committee, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities the Board should seek in recruiting new Board members, and the appropriate size of the Board to facilitate effective decision-making;

(r) determining, annually, with the Governance and Nomination Committee, the independence of each member of the Board as such term is defined by applicable laws and regulations including, rules and guidelines of stock exchanges to which the Corporation is subject;

(s) setting forth, with the recommendation of the Governance and Nomination Committee, the position description for the Chair of the Board and the Chair of the committees of the Board;

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(t) determining annually, with the Audit and Risk Committee, if each member of the Audit and Risk Committee is "financially literate" as such terms are defined under applicable laws and regulations including rules and guidelines of stock exchanges to which the Corporation is subject;

(u) selecting, upon the recommendation of the Governance and Nomination Committee, nominees for election as directors;

(v) selecting the Chair of the Board;

(w) ensuring, through the Governance and Nomination Committee, that new directors have a good understanding of their role and responsibilities and of the contribution expected of them (including as regards attendance at, and preparation for, meetings), and that they are provided with adequate education and orientation as regards the Corporation, its business and activities;

(x) approving unbudgeted capital expenditures, or significant divestiture, as well as acquisitions where environmental or other liabilities exist and which could result in significant exposure to the Corporation;

(y) approving, with the recommendation of the Independent Investment Review Committee, major investments in metals streaming transactions, royalties and shares of publicly traded companies;

(z) reviewing alternate strategies in response to any possible takeover bid in order to maximize value for shareholders;

(aa) discussing and developing the Corporation's approach to corporate governance issues in general, with the involvement of the Governance and Nomination Committee;

(bb) reviewing and approving, with the involvement of the Disclosure Committee, the content of the principal communications by the Corporation to its shareholders and the public, such as quarterly and annual financial statements and management's discussion and analysis, annual information form, management information circular, prospectuses and other similar documents which may be issued and distributed, provided that the quarterly and annual financial statements and related management's discussion and analysis and earnings press releases and any other public disclosure document containing financial information may be reviewed and approved by the Audit and Risk Committee instead of the Board;

(cc) ensuring ethical behavior and compliance with laws;

(dd) monitoring, directly or through one of its committees, compliance with the code of ethics;

(ee) consider the means by which stakeholders can communicate with the members of the Board (including independent directors);

(ff) monitoring performance of the Corporation toward the achievement of approved goals and standards;

(gg) approving with the recommendation of the Environmental and Sustainability Committee, changes to the Corporation's practices on environmental, social and governance ("ESG") and other significant policies of the Corporation;

(hh) monitoring the Corporation's commitment to the environment and sustainable development to all stakeholders and engage with stakeholders in respect of ESG issues, including all employees of the Corporation fostering a culture of respect and accountability regarding such matters;

(ii) reviewing and monitoring matters relating to environmental, climate change and related risks;

(jj) ensuring that, with respect to matters under the Corporation's control, the Corporation conducts business in a climate that fosters the improvement of socio-economic conditions in the communities where it holds an interest;

(kk) approving with the recommendation of the Environmental and Sustainability Committee, the Corporation's annual Sustainability Report; and

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(ll) reviewing and considering all other related matters and issues which may be determined, from time to time, by the Environmental and Sustainability Committee.

Directors are expected to make reasonable efforts to attend all Board meetings and to review materials distributed to them in advance of Board meetings.

V. CHARTER

The Governance and Nomination Committee shall periodically review this Charter and recommend appropriate changes to the Board.

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QUESTIONS MAY BE DIRECTED TO THE

PROXY SOLICIATION AGENT

North America Toll Free:

1-877-452-7184

Collect Calls Outside North America:

416-304-0211

Email:

assistance@laurelhill.com

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